Form 10-K405, Exhibit 13
period 1996-12-31
ADVENT SOFTWARE INC /DE/
filed 1997-03-31
CIK 1002225

                                                                    EXHIBIT 13.1

      SELECTED PORTIONS OF ADVENT'S 1996 ANNUAL REPORT TO STOCKHOLDERS

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Advent provides stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission-critical functions of the front, middle and back office of investment management organizations. Advent's clients are principally domestic and vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, universities and non-profit organizations.

INITIAL PUBLIC OFFERING

  In November 1995, Advent completed an initial public offering (IPO) in which it sold 1,450,000 shares of its common stock at $18.00 per share which generated net proceeds to Advent of $23.4 million.

ACQUISITIONS

  In February 1996, Advent acquired Data Exchange, Inc. (the DX Group), a private company based in New York, for $4.0 million in cash and an $800,000 note payable. This note was paid during the third quarter of 1996 and did not bear interest. The DX Group's main product, WinDx, is a client/server portfolio management system designed for certain regional broker/dealers and other professional money managers with more than $1 billion in assets under management. The transaction was accounted for as a purchase. Advent incurred a one-time charge of $5.6 million in connection with the write-off of in-process research and development. This expense was recorded in purchased research and development and other expenses. As a result of this expense, Advent incurred a net loss per share of ($0.16) for the year ended December 31, 1996. Excluding this write-off, net income per share would have been $0.58. Net income per share for the years ended December 31, 1995 and 1994 was $0.44 and $0.17, respectively.

  In November 1996, Advent issued 35,000 shares of Advent's common stock in exchange for all of the outstanding shares of Bold Software, Inc., a private software development company based in New York. This business combination was accounted for as a pooling of interests. Prior year amounts have not been restated to include Bold Software's results of operations as such operations were immaterial. As a result of this business combination, Advent introduced Advent Partner, a tax layering and partnership allocation solution which integrates with Axys.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

REVENUES

  Net revenues were $36.7 million, $26.0 million and $20.1 million in 1996, 1995 and 1994, respectively, representing increases of 42% from 1995 to 1996 and 29% from 1994 to 1995. Advent's net revenues are derived from license fees, maintenance and other recurring revenues, and professional services related to its software products. Substantially all of Advent's net revenues were from domestic sales with international sales representing less than 2% of net revenues in each of 1996, 1995 and 1994. License revenues are derived from the licensing of software products. Maintenance and other recurring revenues are derived from maintenance fees charged in the initial licensing year, renewals of maintenance services in subsequent years and revenues derived from client utilization of proprietary interfaces to access pricing and other data supplied by third parties. Professional services and other includes fees for consulting, systems integration projects, custom programming and conversions of data from clients' previous systems.

  During 1994, Axys and its related products and services provided substantially all of Advent's net revenues, and in 1995 accounted for a substantial majority of such net revenues. In 1996, revenues from license fees and related services derived from its new products, Moxy, Qube, Geneva and WinDx accounted for an increasing portion of net revenues.

  Each of the major revenue categories has historically varied as a percentage of net revenues and this variability is expected to continue in future periods. This variability is primarily due to the timing of the introduction of new products, the relative size and timing of individual licenses, as well as the complexity of the implementation and the resulting proportion of the maintenance and professional services components of these license transactions, Advent's pricing model and the amount of client utilization of pricing and related data.

  License. License revenues were $17.0 million, $12.1 million and $9.4 million
  -------
in 1996, 1995 and 1994, respectively, representing increases of 40% from 1995 to 1996 and 29% from 1994 to 1995. License revenues as a percentage of net revenues decreased slightly from 47% in 1995 and 1994 to 46% in 1996. The growth in license revenues during 1996 was primarily due to license revenue of WinDx, and higher revenues derived from licensing of Moxy and Axys. Although new products also contributed to the growth of license revenue in 1995, the growth in 1995 was primarily attributable to an increase in both the size and number of licenses to new clients and conversion of existing clients into multi-user networked environments which typically bear higher average licensing fees. Advent typically licenses its products on a per server, per user basis with the price per site varying based on the selection of the products licensed and the number of authorized users.

  Maintenance and Other Recurring. Maintenance and other recurring revenues were
  -------------------------------
$14.7 million, $9.9 million and $7.5 million in 1996, 1995 and 1994, respectively, representing increases of 49% from 1995 to 1996 and 32% from 1994 to 1995. Maintenance and other recurring revenues as a percentage of net revenues increased to 40% in 1996 from 38% and 37% in 1995 and 1994, respectively. The growth in maintenance and other recurring revenues in each period in absolute dollars and as a percentage of net revenues was primarily attributable to a larger customer base, additional revenues generated from the DX Group, and higher average maintenance fees. Higher average maintenance fees are due to the increased complexity of the maintenance services provided and increased client utilization of proprietary interfaces to access pricing and other data supplied by external parties. Advent's proprietary interfaces enable users of Axys to retrieve critical data from external sources, including pricing, corporate actions and analytical and fundamental data via interfaces to information vendors, such as Interactive Data.

  Professional Services and Other. Revenues from professional services and other
  -------------------------------
were $5.1 million, $3.9 million and $3.2 million in 1996, 1995 and 1994, respectively, representing increases of 30% from 1995 to 1996 and 22% from 1994 to 1995. Professional services and other as a percentage of net revenues was relatively stable at 14%, 15%, and 16% in 1996, 1995 and 1994, respectively. The growth in revenues from professional services and other in 1996 was due to additional consulting revenue from the DX Group, and additional consulting revenue associated with higher product sales activity, and additional interface business resulting from higher market demand for automated interfaces. The growth in 1995 was principally due to increased demand for consulting, implementation and training services as a result of the release of Axys and the increasing scope of the services performed for larger, more complex, multi-user networked environments.

COST OF REVENUES

  Cost of License. Cost of license revenues were $600,000, $469,000 and $433,000
  ---------------
in 1996, 1995 and 1994, respectively, representing 4%, 4% and 5% of license revenues in these periods, respectively. Cost of license revenues consists primarily of the cost of product media and duplication, manuals, packaging materials and the direct labor involved in producing and distributing Advent's software. Also included in cost of license revenues for a part of 1994 was amortization of certain previously capitalized software development costs.

  Cost of Maintenance and Other Recurring. Cost of maintenance and other
  ---------------------------------------
recurring revenues were $3.8 million, $2.4 million and $2.1 million in 1996, 1995 and 1994, respectively, representing 26%, 24% and

28% of maintenance and other recurring revenues in these periods, respectively. These costs are primarily comprised of the direct costs of providing technical support and other services for recurring revenues and the engineering costs associated with product updates. These expenses as a percentage of maintenance and other recurring revenues increased in 1996 due to increased resources allocated to the support services. These expenses as a percentage of maintenance and other recurring revenues decreased in 1995 primarily reflecting economies of scale and efficiencies associated with a larger installed base.

  Cost of Professional Services and Other. Cost of professional services and
  ---------------------------------------
other revenues were $2.5 million, $2.0 million and $1.4 million in 1996, 1995 and 1994, respectively, representing 49%, 52% and 44% of professional services and other revenues in these periods, respectively. These costs consist primarily of personnel related costs of the client services and support organization that are incurred in providing consulting, systems integration projects, custom programming, conversions of data from clients' previous systems, and participating in Advent-sponsored conferences. To the extent that such personnel are not fully utilized in consulting, training, conversion or custom programming projects, they are allocated to presales, marketing and engineering activities and the resultant costs are charged to operating expenses. Cost of professional services and other increased in 1996 and 1995 primarily as a result of the increased staffing necessary to provide services to an expanding installed base. Cost of professional services decreased as a percentage of the related revenues in 1996 compared with 1995 due to economies of scale. In addition, cost of professional services and other increased in absolute dollars and as a percentage of the related revenues in 1996 and 1995 compared with 1994 as a result of Advent's sponsoring two conferences during 1996 and 1995 compared to one conference for 1994.

OPERATING EXPENSES

  Sales and Marketing. Sales and marketing expenses were $12.4 million, $9.3
  -------------------
million and $7.8 million in 1996, 1995 and 1994, respectively, representing increases of 34% from 1995 to 1996 and 19% from 1994 to 1995. Sales and marketing expenses as a percentage of net revenues were 34%, 36% and 39% in 1996, 1995 and 1994, respectively. Sales and marketing expenses consist primarily of costs of all personnel involved in the sales and marketing process, sales commissions, advertising and promotional materials, sales facilities expense, trade shows, and seminars. Sales and marketing expenses increased in 1996 and 1995 primarily due to the continued increase in sales and marketing employees and expenses for marketing materials needed to address new sales opportunities and to support the introduction of new products. Also, during 1996, there were additional sales and marketing expenses incurred by the DX Group.

  Product Development. Product development expenses were $6.7 million, $4.2
  -------------------
million and $3.0 million in 1996, 1995 and 1994, respectively, representing increases of 60% from 1995 to 1996 and 39% from 1994 to 1995. Product development expenses as a percentage of net revenues were 18%, 16% and 15% of net revenues in these periods, respectively. Product development expenses consist primarily of personnel costs and, accordingly, the increase in product development expenses in absolute dollars and as a percentage of net revenues in each of these periods was primarily attributable to an increase in personnel as Advent increased its product development efforts to accelerate the rate of new product introductions. Also, during 1996, there were additional product development expenses incurred by the DX Group. Advent anticipates that it will continue to devote substantial resources to product development. Development costs subsequent to achievement of technological feasibility have not been significant during these periods and, accordingly, all such costs have been expensed as incurred.

  General and Administrative. General and administrative expenses were $4.4
  --------------------------
million, $3.4 million and $2.3 million in 1996, 1995 and 1994, respectively, representing increases of 29% from 1995 to 1996 and 51% from 1995 to 1994. General and administrative expenses as a percentage of net revenues were 12%, 13% and 11% of net revenues in 1996, 1995 and 1994, respectively. General and administrative expenses consist primarily of personnel costs for finance, administration, operations and general management, as well as legal and accounting expenses. The increase in general and administrative expenses in these periods was primarily due to continued growth in finance, administration and operations which was necessary to support Advent's growth.

  Purchased Research and Development and Other. In the first quarter of 1996,
  --------------------------------------------
Advent incurred a one-time charge of $5.6 million in connection with the write-off of in-process research and development due to the acquisition of the DX Group. In 1993, Advent agreed to repurchase all of the shares of common stock owned by a former officer and director of Advent and, in connection therewith, entered into a noncompetition and severance arrangement. Advent recognized expenses in connection with the amortization of the noncompetition and severance agreement of $405,000 in 1994. In 1994, Advent acquired the source code for a software product for $1.0 million, the cost of which was recorded as in-process research and development and fully expensed in 1994.

INTEREST INCOME, NET

  Interest income, net was $1,165,000, $447,000 and $121,000 in 1996, 1995 and
1994, respectively. Interest income, net consists of interest income, interest expense and miscellaneous non-operating income and expense items. The increases were primarily due to greater interest income generated in 1996 and 1995 from higher cash and cash equivalent balances as a result of the IPO.


INCOME TAXES

  Advent had effective tax rates of 163%, 39% and 40% in 1996, 1995 and 1994, respectively. The effective tax rate increased in 1996 due to the $5.6 million write-off of in-process research and development which was not deductible for tax purposes. Excluding the effect of the write-off on the 1996 rate, these rates differ from the federal statutory rate primarily due to state income tax, offset by certain research and development credits. As of December 31, 1996, Advent did not have any net operating loss carryforwards or any research and development credit carryforwards.


LIQUIDITY AND CAPITAL RESOURCES

Advent funds its operations primarily from cash generated from operations. Net cash provided by operating activities was $1.6 million, $5.7 million and $1.9 million in 1996, 1995 and 1994, respectively. Net cash used in investing activities was $5.6 million, $1.0 million and $1.5 million in 1996, 1995 and 1994, respectively. Included in the 1996 amount was $4.0 million for the acquisition of the DX Group. The remaining 1996 amount and the 1995 and 1994 amounts were primarily for the acquisition of fixed assets. Net cash provided by financing activities was $601,000 in 1996. Net cash provided by financing activities in 1995 was $22.7 million, primarily from net proceeds from the IPO. Net cash used in financing activities in 1994 was $2.4 million, primarily from the repayment of a note in connection with a repurchase of common stock in 1993 and an additional repurchase of common stock in 1994.

As of December 31, 1996, Advent had $31.7 million in cash, cash equivalents and short-term investments. At December 31, 1995, Advent had a bank line of credit that was secured by the assets of Advent that permitted borrowings of up to $5 million subject to compliance with certain financial covenants. At December 31, 1995, Advent had no borrowings outstanding under this agreement. This line of credit expired in 1996 and Advent elected not to renew it.

Advent issued a $800,000 note payable as a part of the acquisition of the DX Group. This note was paid during the third quarter of 1996 and did not bear interest.

Advent believes that its existing cash and cash equivalents, short-term investments and cash expected to be generated from operations will be sufficient to meet its cash and capital requirements at least through fiscal 1997.

FORWARD-LOOKING STATEMENTS

The discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis and other forward-looking statements that are based on current expectations and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in the forward-looking statements as a result of the factors summarized below and other risks detailed from time to time in reports filed with the Securities and Exchange Commission, including Advent's 1996 Form 10-K Report. Advent undertakes no obligation to update any forward-looking statements.

Advent operates in a rapidly changing environment that involves a number of risks, some of which are beyond Advent's control. These risks include the potential for period to period fluctuations in operating results and the dependence on the successful development and market acceptance of new products and product enhancements on a timely, cost effective basis, as well as the stability of financial markets, maintenance of Advent's relationship with Interactive Data and price and product/performance competition. In particular, Advent's net revenues and operating results have varied substantially from period-to-period on a quarterly basis and may continue to fluctuate due to a number of factors. Advent's software products typically are shipped shortly after receipt of a signed license agreement and initial payment and, consequently, software backlog at the beginning of any quarter typically represents only a small portion of that quarter's expected revenues. In addition, as Advent's licenses into multi-user networked environments have increased both in individual size and number, the timing and size of individual license transactions are becoming increasingly important factors in Advent's quarterly operating results. The sales cycles for these transactions are often lengthy and unpredictable, and the ability to close large license transactions on a timely basis or at all could cause additional variability in Advent's quarterly operating results. Advent's future success will continue to depend upon its ability to develop new products, such as Moxy, Qube, and Geneva, that address the future needs of its target markets and to respond to emerging industry standards and practices. Advent is directing a significant amount of its product development efforts on the on-going development of Geneva. The failure to successfully develop and achieve widespread market acceptance of a fully commercial version of Geneva on a timely basis would adversely affect Advent's business and operating results.

                      CONSOLIDATED FINANCIAL STATEMENTS
                         CONSOLIDATED BALANCE SHEETS



                                                       DECEMBER 31,
                                                ------------------------
                                                   1996          1995
------------------------------------------------------------------------
(in thousands, except per share data)

                                   ASSETS
Current assets:
  Cash and cash equivalents                      $30,477       $33,918
  Short-term investments                           1,173         1,166
  Accounts receivable, net of allowance for
    doubtful accounts of $235 in 1996
    and $258 in 1995                               8,499         4,832
  Prepaid and other                                  592           347
  Deferred income taxes                            1,064           441
                                                 -------       -------
       Total current assets                       41,805        40,704
                                                 -------       -------
  Fixed assets, net                                3,862         3,656
  Deferred income taxes, noncurrent                  361           361
  Other assets, net                                  663            29
                                                 -------       -------
       Total assets                              $46,691       $44,750
                                                 =======       =======

                    LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                               $   646       $ 1,130
  Accrued liabilities                              2,627         2,119
  Deferred revenues                                5,071         5,376
  Income taxes payable                               686         1,071
                                                 -------       -------
    Total current liabilities                      9,030         9,696
                                                 -------       -------
Long-term liabilities:
  Other liabilities                                  599           470
                                                 -------       -------
    Total liabilities                              9,629        10,166
                                                 -------       -------
Stockholders'equity:
Preferred stock, $0.01 par value
  Authorized: 2,000
  Issued and outstanding: None                        --            --
Common stock, $0.01 par value
  Authorized: 40,000
  Issued and outstanding: 7,344 shares in
    1996 and 6,873 shares in 1995                     73            68
Additional paid-in-capital                        35,061        31,202
Retained earnings                                  1,928         3,314
                                                 -------       -------
    Total stockholders' equity                    37,062        34,584
                                                 -------       -------
      Total liabilities and stockholders'
        equity                                   $46,691       $44,750
                                                 =======       =======

------------------------------------------------------------------------

               The accompanying notes are an integral part of
                  these consolidated financial  statements.

                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                YEAR ENDED DECEMBER 31,
                                                -----------------------
                                                 1996     1995    1994
--------------------------------------------------------------------------------
(in thousands, except per share data)

Revenues:
  License                                       $16,951  $12,146  $ 9,412
  Maintenance and other recurring                14,707    9,903    7,488
  Professional services and other                 5,086    3,908    3,201
                                                -------  -------  -------
    Net revenues                                 36,744   25,957   20,101
                                                -------  -------  -------
Cost of revenues:
    License                                         600      469      433
    Maintenance and other recurring               3,793    2,389    2,120
    Professional services and other               2,513    2,049    1,405
                                                -------  -------  -------
      Total cost of revenues                      6,906    4,907    3,958
                                                -------  -------  -------
        Gross margin                             29,838   21,050   16,143
                                                -------  -------  -------
Operating expenses:
  Sales and marketing                            12,446    9,268    7,800
  Product development                             6,731    4,206    3,024
  General and administrative                      4,422    3,418    2,266
  Purchased research and development and other    5,648       --    1,405
                                                -------  -------  -------
     Total operating expenses                    29,247   16,892   14,495
                                                -------  -------  -------
       Income from operations                       591    4,158    1,648
Interest income, net                              1,165      447      121
                                                -------  -------  -------
       Income before income taxes                 1,756    4,605    1,769
Provision for income taxes                        2,855    1,786      705
                                                -------  -------  -------
          Net income (loss)                     $(1,099)  $2,819   $1,064
                                                =======  =======  =======
Net income (loss) per share                     $ (0.16)  $ 0.44   $ 0.17
                                                =======  =======  =======
Shares used in per share calculations             7,070    6,356    6,105
                                                =======  =======  =======
--------------------------------------------------------------------------------

               The accompanying notes are an integral part of
                  these consolidated financial  statements.

                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                       FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                PREFERRED STOCK          COMMON STOCK       ADDITIONAL
                                               ----------------         --------------        PAID-IN-             RETAINED   TOTAL
                                               SHARES    AMOUNT         SHARES  AMOUNT        CAPITAL     OTHER    EARNINGS   EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1993                    1,117  $  7,530          3,096   $156      $    --        $(87)      $558   $ 8,157
  Repurchase of common stock                                             (178)   (21)                     110       (983)     (894)
  Unrealized loss on investments                                                                          (36)                 (36)
  Net income                                                                                                       1,064     1,064
                                              ------    ------          -----   ----         ----        ----      -----    ------
Balances, December 31, 1994                    1,117     7,530          2,918    135           --         (13)       639     8,291
  Repurchase of common stock prior to
    initial public offering                                               (30)   (19)                               (144)     (163)
  Reincorporation in Delaware                                                   (227)         227
  Preferred stock converted to common stock   (1,117)   (7,530)         2,234     22        7,508
  Initial public offering of common stock,
    net of expenses of $2,677                                           1,450     14       23,409                           23,423
  Exercise of stock options and warrants                                  301    143           58                              201
  Realized loss on sale of investments                                                                     13                   13
  Net income                                                                                                       2,819     2,819
                                             ------    ------           -----   ----         ----        ----      -----    ------
Balances, December 31, 1995                      --        --           6,873     68       31,202          --      3,314    34,584

  Exercise of stock options                                               383      4          702                              706
  Tax benefit from exercise of stock options                                                2,175                            2,175
  Common stock issued under employee stock
    purchase plan                                                          53      1          982                              983
  Pooling of interests with Bold Software                                  35     --                                (287)     (287)
  Net loss                                                                                                        (1,099)   (1,099)
------------------------------------------------------------------------------------------------------------------------------------

Balances, December 31, 1996                      --   $    --           7,344  $  73      $35,061        $ --     $1,928   $37,062
                                             ------    ------           -----   ----      -------        ----      -----   -------
------------------------------------------------------------------------------------------------------------------------------------



               The accompanying notes are an integral part of
                  these consolidated financial  statements.

                           STATEMENTS OF CASH FLOWS

                                                    YEAR ENDED DECEMBER 31,
                                                   -------------------------
                                                      1996    1995    1994
----------------------------------------------------------------------------
(in thousands)
Cash flows from operating activities:
  Net income (loss)                                 $(1,099) $2,819  $1,064
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Purchased research and development and other      5,648      --      --
    Depreciation and amortization                     1,528   1,016     827
    Provision for doubtful accounts                     (15)    191     (53)
    Deferred income taxes                               247    (179)   (185)
    Deferred rent                                       129     (10)     28
    Cash provided by (used in) operating assets
      and liabilities:
      Accounts receivable                            (3,625) (2,069)  1,378
      Income taxes receivable                            --     335    (339)
      Prepaid and other current                        (213)    (54)    281
      Note payable                                       --      --     400
      Accounts payable                                 (885)    838      76
      Accrued liabilities                               234     682    (201)
      Deferred revenues                              (2,130)  1,390  (1,330)
      Income taxes payable                            1,780     726     (42)
                                                    -------  ------  ------
         Net cash provided by operating activities    1,599   5,685   1,904
                                                    -------  ------  ------
Cash flow from investing activities:
  Net cash used in acquisition of DX Group           (3,963)     --      --
  Acquisition of fixed assets                        (1,384) (1,182) (1,562)
  Purchases of short-term investments                (1,167) (1,011) (3,030)
  Maturities of short-term investments                1,160   1,218   3,121
  Other                                                (287)     --      --
                                                    -------  ------  ------
         Net cash used in investing activities       (5,641)   (975) (1,471)
                                                    -------  ------  ------
Cash flow from financing activities:
  Payment of note issued in acquisition of the
     DX Group                                          (800)     --      --
  Payment of debt assumed in the DX Group
     acquisition                                       (288)     --      --
  Proceeds from issuance of common stock                983  23,423      --
  Proceeds from exercise of stock options and
     warrants                                           706     201      --
  Payment of note used for repurchase of
     common stock                                        --      --  (1,380)
  Repurchase of common stock                             --    (163)   (894)
  Principal payments on long-term debt                   --    (759)   (153)
                                                    -------  ------  ------
     Net cash provided by (used in) financing
       activities                                       601  22,702  (2,427)
                                                    -------  ------  ------
Net increase (decrease) in cash and cash
   equivalents                                       (3,441) 27,412  (1,994)
Cash and cash equivalents at beginning of year       33,918   6,506   8,500
                                                    -------  ------  ------
Cash and cash equivalents at end of year            $30,477 $33,918  $6,506
                                                    ======= =======  ======
Supplemental disclosure of cash flow information:
Cash paid during year for:
    Interest                                        $     3 $    11  $   40
    Income taxes                                    $ 1,012 $ 1,009  $  888
Contractual obligation for purchased software       $    -- $    --  $  400
----------------------------------------------------------------------------

               The accompanying notes are an integral part of
                  these consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Operations
   ----------

   Advent provides stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission-critical functions of the front, middle and back office of investment management organizations. Advent's clients are principally domestic and vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, universities and non-profit organizations.

   Principles of consolidation
   ---------------------------

   The consolidated financial statements include the accounts of Advent and its wholly-owned subsidiary. All intercompany transactions and amounts have been eliminated.

   Financial Instruments
   ---------------------

   Cash equivalents comprise highly liquid investments purchased with a remaining maturity of 90 days or less. These investments are maintained with major financial institutions.

   Short-term investments are comprised of various marketable securities carried at cost. These investments are maintained with major financial institutions. Securities are considered to be held-to-maturity. Amounts reported for short-term investments are considered to approximate the fair value based on comparable market information available at each year end. All investments had remaining maturities of less than one year. Realized gains and losses have not been significant.

   The amounts reported for cash equivalents, receivables, accounts payable, accrued liabilities and other financial instruments are considered to approximate their market values based on comparable market information available at the respective balance sheet dates.

   Financial instruments that potentially subject Advent to concentrations of credit risks comprise, principally, cash, short-term investments, and trade accounts receivable. Advent invests excess cash through banks, mutual funds, and brokerage houses primarily in highly liquid investments with remaining maturities of 90 days or less and has investment policies and procedures which are reviewed periodically to minimize credit risk. Advent does not require collateral from its customers but performs ongoing credit evaluations and maintains reserves for potential credit losses which historically have been within management's estimates.

   Depreciation and Amortization
   -----------------------------

   Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, generally five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life of the assets or the remaining lease term.

   Capitalized Software
   --------------------

   Costs incurred for software development prior to technological feasibility are expensed as product development costs in the period incurred. Once the point of technological feasibility is reached, production costs are capitalized. Such capitalized software costs were not material in 1996, 1995 and 1994.

   Revenue Recognition
   -------------------

   Advent licenses application software programs and offers annual maintenance programs which provides for technical support and updates to software products. Advent also offers customers on-site consulting services, training, custom programming, and other services.

   License revenue is recognized upon the shipment of a product to the client if collection is probable and Advent's remaining obligations with respect to that contract are insignificant. License revenue for licenses with remaining significant obligations is deferred until the product has been shipped and Advent's related obligations become insignificant. Maintenance revenues are recognized ratably over the term of the contract. Annual payments for maintenance contracts are generally received in advance and are nonrefundable. Revenues for interface development and custom programming are recognized using the percentage of completion method of accounting based on the costs incurred to date compared with the estimated cost of completion. Revenues from professional services are recognized as work is performed.

   Net Income (Loss) Per Share
   ---------------------------

   The computation of net income (loss) per share is based on the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares comprise preferred stock, warrants and stock options using the treasury stock method. Common equivalent shares from stock options, warrants, and preferred stock are excluded from the computation if their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued at prices below the public offering price during the 12 months immediately preceding the initial public offering date have been included in the calculation as if they were outstanding for all periods prior to the offering (using the treasury stock method and the initial public offering price).

   Reclassifications
   -----------------

   Certain reclassifications have been made to the 1995 and 1994 financial statement amounts to conform to the 1996 presentation. These reclassifications had no impact on net income, working capital, or cash flows.

   Use of Estimates
   ----------------

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements. Actual results could differ from those estimates.

2. ACQUISITIONS

   In November 1996, Advent issued 35,000 shares of Advent's common stock in exchange for all of the outstanding shares of Bold Software, Inc., a private software development company based in New York. This business combination was accounted for as a pooling of interests. Prior year amounts have not been restated to include Bold Software's results of operations as such operations were immaterial. As a result of this business combination, Advent introduced Advent Partner, a partnership tax accounting solution which integrates with Axys.

   In February 1996, Advent acquired Data Exchange, Inc. (the DX Group), a private company based in New York, for $4.0 million in cash and an $800,000 note payable. This note was paid during the third quarter of 1996 and did not bear interest. The DX Group's main product, WinDx, is a client/server portfolio management system designed for certain regional broker/dealers and other professional money managers with more than $1 billion in assets under management. The transaction was accounted for as a purchase. Advent incurred a one-time charge of $5.6 million in connection with the write-off of in-process research and development. This expense was recorded in purchased research and development and other expenses.

3. BALANCE SHEET DETAIL

The following is a summary of fixed assets:

                                                           DECEMBER 31,
                                                        ------------------
                                                         1996       1995
--------------------------------------------------------------------------
(in thousands)

Fixed Assets:
  Computer equipment                                  $ 4,455   $  3,119
  Leasehold improvements                                2,273      2,239
  Furniture and fixtures                                  726        641
  Telephone systems                                       461        363
                                                      -------   --------
                                                        7,915      6,362
  Less accumulated depreciation and amortization       (4,053)    (2,706)
                                                      -------   --------
     Total fixed assets, net                            3,862    $ 3,656
                                                      =======   ========


The following is a summary of accrued liabilities:

                                                           DECEMBER 31,
                                                        ------------------
                                                         1996       1995
--------------------------------------------------------------------------
(in thousands)

Accrued Liabilities:
  Salaries and benefits payable                        $1,365      $1,161
  Commissions payable                                     583         429
  Sales taxes payable                                     307         383
  Other                                                   372         146
                                                       ------      ------
     Total accrued liabilities                         $2,627      $2,119
                                                       ======      ======

--------------------------------------------------------------------------

4. INCOME TAXES

   The provision for income taxes includes:

                                                 YEAR ENDED DECEMBER 31,
                                                 -----------------------
                                                  1996    1995     1994
------------------------------------------------------------------------------
(in thousands)

Current:
   Federal                                       $1,994  $1,578   $ 736
   State                                            577     403     154
Deferred:
   Federal                                          227    (168)   (196)
   State                                             57     (27)     11
                                                 ------  ------   -----
     Total                                       $2,855  $1,786   $ 705
                                                 ======  ======   =====

   Advent's effective tax rate, as a percent of pre-tax income, differs from the statutory federal rate as follows:

                                                 YEAR ENDED DECEMBER 31,
                                                 -----------------------
                                                   1996    1995    1994
------------------------------------------------------------------------------

Statutory federal rate                             34.0%   34.0%   34.0%
State taxes                                        23.8     6.9     7.3
Purchased research and development                109.4      --      --
Research and development tax credits               (5.1)   (5.0)  (10.8)
Other                                               0.5     2.9     9.5
                                                  -----    ----    ----
   Total                                          162.6%   38.8%   40.0%
                                                  =====    ====    ====
------------------------------------------------------------------------------

   The effective tax rate increased in 1996 due to the $5.6 million write-off of in-process research and development which was not deductible for tax purposes.

   Deferred income taxes reflect the net tax effects of temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes. The approximate tax effects of temporary differences which give rise to net deferred tax assets are:

                                                      DECEMBER 31,
                                                 -----------------------
                                                     1996       1995
------------------------------------------------------------------------------
(in thousands)

Current:
     Deferred revenue                              $  718      $  --
     Accrued liabilities                              201        118
     Reserves                                         145        285
     State taxes                                       --         38
                                                   ------      -----
                                                    1,064        441
                                                   ------      -----
Noncurrent:
     Depreciation and amortization                     99        172
     Deferred rent                                    262        189
                                                   ------      -----
                                                      361        361
                                                   ------      -----
          Total deferred tax assets                $1,425      $ 802
                                                   ======      =====
------------------------------------------------------------------------------

5. COMMITMENTS

   Advent leases office space and equipment under noncancelable operating lease agreements, which expire at various dates through February 2004. Some operating leases contain escalation provisions for adjustments in the consumer price index. Advent is responsible for maintenance, insurance, and property taxes and has five year extension options on both of its facilities leases. Future minimum payments under the noncancelable operating leases consist of the following at December 31, 1996 (in thousands):

               1997                             $1,252
               1998                              1,154
               1999                                706
               2000                                706
               2001                                706
               2002 and thereafter                 942
                                                ------
               Total minimum lease payments     $5,466
                                                ======

   Rent expense for 1996, 1995, and 1994 was approximately $1,159,000, $894,000, and $888,000, respectively.

6. EMPLOYEE BENEFIT PLANS

   401(k) Plan
   -----------

   Advent has a 401(k) deferred savings plan covering substantially all employees. Employee contributions, limited to 15% of compensation, are matched 50% by Advent, up to a maximum of $500 per employee per year. Matching contributions by Advent in 1996, 1995 and 1994 were $73,000, $61,000, and $58,000, respectively. In addition to the employer matching contribution, Advent may make a profit sharing contribution at the discretion of the Board of Directors. Advent made profit sharing contributions of $87,000, $92,000, and $50,000 in 1996, 1995 and 1994, respectively.

   1995 Employee Stock Purchase Plan
   ---------------------------------

   All individuals employed by Advent are eligible to participate in the Employee Stock Purchase Plan (Purchase Plan) if they are employed by Advent for at least 20 hours per week and at least five months per year. Any individual who holds 5% or more of Advent's common stock (directly or upon the exercise of options) is not eligible to participate. The Purchase Plan permits eligible employees to purchase Advent's common stock through payroll deductions at a price equal to 85% of the lower of the closing sale price for Advent's common stock reported on the Nasdaq National Market at the beginning and the end of each six-month offering period. In any calendar year, eligible employees can withhold up to 10% of their salary and variable compensation subject to certain restrictions. A total of 100,000 shares of common stock have been reserved for issuance under the Purchase Plan. In 1996, 53,000 shares were sold through the Purchase Plan.

7. STOCKHOLDERS' EQUITY

   Common Stock
   ------------

   On November 15, 1995, Advent completed an IPO in which it sold 1,450,000 shares of its common stock at $18.00 per share which generated net proceeds to Advent of $23.4 million. Prior to the effective date of Advent's IPO, Advent reincorporated in the state of Delaware and exchanged each outstanding share of no par common stock for one share of $.01 par value common stock.

Stock Options
-------------

   Under Advent's 1992 Stock Plan (the Plan) Advent may grant options to purchase common stock to employees and consultants. Options granted may be incentive stock options or nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Plan) and the vesting of these options shall be determined by the Board of Directors. The options expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Plan.

   The activity under the Plan was as follows:

                                                                                OUTSTANDING OPTIONS
                                                             ----------------------------------------------------------
                                                                                                              WEIGHTED
                                                                                              AGGREGATE        AVERAGE
                                               AVAILABLE      NUMBER OF     PRICE PER         EXERCISE        PRICE PER
                                               FOR GRANT       OPTIONS        SHARE             PRICE           SHARE
                                               ---------      ---------     ---------         ---------       ---------
Balances, December 31, 1993                     306,000        674,000    $0.63 - $4.50       $1,044,000       $ 1.55
  Options granted                               (90,000)        90,000             5.00          450,000         5.00
  Options canceled                               82,000        (82,000)    0.63 -  5.00          (62,000)        0.76
                                                -------      ---------    -------------      -----------       ------
Balances, December 31, 1994                     298,000        682,000     0.63 -  5.00        1,432,000         2.10
  Authorized                                    300,000             --               --               --           --
  Options granted                              (466,000)       466,000     5.00 - 12.00        2,940,000         6.31
  Options exercised                                  --       (101,000)    0.63 -  5.00         (115,000)        1.14
  Options canceled                               21,000        (21,000)    1.00 -  6.50          (97,000)        4.62
                                                -------      ---------    -------------      -----------       ------
Balances, December 31, 1995                     153,000      1,026,000     0.63 - 12.00        4,160,000         4.05
  Authorized                                    400,000             --               --               --           --
  Options granted                              (412,000)       412,000    19.50 - 32.00       10,376,000        25.18
  Options exercised                                  --       (283,000)    0.63 - 12.00         (642,000)        2.27
  Options canceled                               58,000        (58,000)    1.00 - 19.50         (754,000)       13.00
                                                -------      ---------    -------------      -----------       ------
Balances, December 31, 1996                     199,000      1,097,000    $0.63 -$32.00      $13,140,000       $11.98
                                                =======      =========                       ===========       ======


   Of the 1,097,000 options under the Plan outstanding at December 31, 1996, 241,000 options were exercisable with an aggregate exercise price of $957,000.

   In addition to the Plan, Advent had granted options to purchase common stock to employees or consultants under special arrangements. These options have an exercise price of $1.00 per share. There were 16,000 of these options outstanding at December 31, 1995 and 1994. During 1996, 4,000 options were exercised . There were 12,000 options outstanding at December 31, 1996, all of which are fully vested.

   Advent's 1995 Director Option Plan (the Director Plan) provides for the grant of nonstatutory stock options to nonemployee directors of Advent (Outside Directors). Under the Director Plan, each Outside Director is granted a non-qualified option to purchase 10,000 shares on the last to occur of the date of effectiveness of the Director Plan or the date upon which such person first becomes a director with an exercise price equal to the fair market value of Advent's common stock as of the date of the grant. In subsequent years, each Outside Director is automatically granted an option to purchase 2,000 shares on December 1 with an exercise price equal to the fair value of the Advent's common stock on that date. Options granted under the Director Plan vest over a five year period and have a ten year term.

   The activity under the Director Plan was as follows:



                                                                   OUTSTANDING OPTIONS
                                               --------------------------------------------------------
                                                                                               WEIGHTED
                                                                               AGGREGATE        AVERAGE
                                AVAILABLE      NUMBER OF        PRICE PER      EXERCISE        PRICE PER
                                FOR GRANT       OPTIONS          SHARE          PRICE            SHARE
                                ---------      ---------        ---------      ---------      ---------
Balances, December 31, 1994            --             --           $   --              --            --
 Authorized                        75,000             --               --              --            --
 Options granted                  (30,000)        30,000            18.00         540,000         18.00
                                ---------      ---------      -----------      ---------      ---------
Balances, December 31, 1995        45,000         30,000            18.00         540,000         18.00
 Options granted                   (6,000)         6,000            32.75         196,500         32.75
                                ---------      ---------      -----------       ---------     ---------
Balances, December 31, 1996        39,000         36,000      18.00-32.75         736,500         20.45
                                =========      =========      ===========       =========     =========


   Of the 36,000 options under the Director Plan outstanding at December 31, 1996, 6,000 options were exercisable with an aggregate exercise price of $108,000.

   In addition to the Director Plan, Advent granted options prior to 1994 to an Outside Director for the purchase of 96,000 shares of common stock with an exercise price of $0.63 per share. These options were exercised during 1996.

   At December 31, 1996, Advent had reserved 1,688,000 shares of common stock for the exercise of stock options.

   Advent has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for Advent's stock option plans. Had compensation cost been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, Advent's net income (loss) and net income (loss) per share for the year ended December 31, 1996 and 1995, respectively, would have been as follows:


                                                  1996       1995
                                                -------     ------
Net income (loss) - as reported                 $(1,099)    $2,819
Net income (loss) - pro forma                   $(1,528)    $2,717
Net income (loss) per share - as reported       $ (0.16)    $ 0.44
Net income (loss) per share - pro forma         $ (0.22)    $ 0.43


   Such pro forma disclosures may not be representative of future compensation cost because options vest over several years and additional grants are made each year.

   The weighted-average grant-date fair value of options granted were $14.50 and $3.82 per option for the years ended December 31, 1996 and 1995, respectively.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes valuation model with the following weighted average assumptions:

                                1996       1995
                              -------    -------
Risk-free interest rate          6.03%      6.40%
Volatility                      55.04      55.04
Expected life                 5 years    5 years
Expected dividends               None       None

   The risk-free interest rate was calculated in accordance with the grant date and expected life. Volatility was calculated using an analysis of an Advent peer group of publicly traded companies. The weighted average expected life was calculated based on the vesting period and the exercise behavior of the participants.

   The options outstanding and currently exercisable by exercise price at December 31, 1996 are as follows:



                              OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
                 -------------------------------------------------       -------------------------------------
                                   Weighted
                                   Average
                                   Remaining        Weighted                                 Weighted
Exercise Prices   Number           Contractual      average               Number             Average Exercise
                  Outstanding      Life             Exercise Price        Exercisable        Price
------------------------------------------------------------------       -------------------------------------
$ 0.63-$ 6.50         730,000             7.51              $ 4.43             251,000                  $ 3.74
$12.00-$19.50         183,000             9.09               18.31               8,000                   17.25
$29.75-$32.75         232,000             9.86               31.91                  --                      --
                    ---------             ----              ------             -------                   -----
                    1,145,000             8.24              $12.22             259,000                  $ 4.16
                    =========             ====              ======             =======                  ======



                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Advent Software, Inc.:

   We have audited the accompanying consolidated balance sheets of Advent Software, Inc. as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Advent Software, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advent Software, Inc. as of December 31, 1996 and 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

San Francisco, California
January 23, 1997

                                   SELECTED
                                FINANCIAL DATA


                             SELECTED ANNUAL DATA
                             --------------------

YEAR ENDED DECEMBER 31,                  1996*    1995      1994     1993     1992
 .....................................................................................
(in thousands except per share data)
STATEMENT OF OPERATIONS
Net revenues                            $36,744   $25,957   $20,101  $16,740  $10,598
Income from operations                      591     4,158     1,648    2,061    1,238
Net income (loss)                        (1,099)    2,819     1,064    1,259      760
Net income (loss) per share               (0.16)     0.44      0.17     0.24     0.14
Shares used in per share calculation**    7,070     6,356     6,105    5,153    5,340


BALANCE SHEET
Working capital                         $32,775   $31,008   $ 5,093  $ 5,987  $    16
Total assets                             46,691    44,750    15,594   18,066    6,561
Long-term liabilities                       599       470       708      801      617
Stockholders' equity                     37,062    34,584     8,291    8,157    1,970




                            SELECTED QUARTERLY DATA
                            -----------------------
                                        FIRST     SECOND    THIRD   FOURTH
                                       QUARTER    QUARTER  QUARTER  QUARTER
 .............................................................................

1996
Net revenues                            $ 6,975   $9,022   $10,146   $10,601
Income (loss) from operations            (5,087)*  1,376     1,920     2,383
Net income (loss)                        (5,102)*  1,015     1,349     1,640
Net income (loss) per share               (0.74)*   0.13      0.17      0.21


1995
Net revenues                            $ 5,166   $6,256   $ 6,800   $ 7,735
Income from operations                      211    1,000     1,155     1,792
Net income                                  176      673       772     1,198
Net income per share                       0.03     0.11      0.13      0.17





                          PRICE RANGE OF COMMON STOCK
                          ---------------------------


NASDAQ NATIONAL MARKET SYMBOL "ADVS"         High       Low
----------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1996
First Quarter                               $21 3/4   $14
Second Quarter                               32 1/8    19
Third Quarter                                32 3/4    20 1/4
Fourth Quarter                               36 1/2    25 5/8

YEAR ENDED DECEMBER 31, 1996
 Fourth Quarter (November 16, 1995 -
  December 31, 1995                        $ 24 3/4   $14

(1) In 1996 and 1994, Advent recognized no recurring charges of $5.6 million and $1 million, respectively, in connection with the write-off of purchased research and development. Excluding these non-recurring charges, net income per share would have been $0.58 and $0.27 in 1996 and 1994, respectively. For further explanation, see "Purchased Research and Development and Other" in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 21.

** For an explanations of shares used in per share calculations, see Note 1 of the Notes to Consolidated Financial Statements.


Stock Information
Advent's common stock has traded on the Nasdaq National Market under the symbol ADVS since it's initial public offering on November 15,1996.

Advent has not paid cash dividends on its common stock and presently intends to continue this policy in order to retain its earnings for the development if its business.

Transfer Agent & Registrar
First National Bank of Boston is the Transfer Agent and Registrar of Advent's common stock and maintains stockholder accounting records. Inquires regarding lost certificates, consolidation of accounts, and changes in address, name or ownership should be addressed to:


Bank of Boston
c/o Boston EquiServe, LP
PO Box 8040
Boston, MA 02266-8040
Telephone: (617) 575-3120
Internet: www.equiserve.com