Form 10-K, Exhibit 13
period 1997-12-31
ADVENT SOFTWARE INC /DE/
filed 1998-03-30
CIK 1002225

EXHIBIT 13.1

        SELECTED PORTIONS OF ADVENT'S 1997 ANNUAL REPORT TO STOCKHOLDERS

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Advent provides stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission-critical functions of the front, middle and back office of investment management organizations. Advent's clients vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, universities and non-profit organizations.

Initial Public Offering

    In November 1995, Advent completed an initial public offering (IPO) in which it sold 1,450,000 shares of its common stock at $18.00 per share which generated net proceeds to Advent of $23.4 million.

Recent Developments

    In February 1998, Advent issued 250,000 shares of Advent's common stock in exchange for all of the outstanding shares of MicroEdge, Inc., a private software development company based in New York. MicroEdge is the leading provider of software products to foundations, corporations and other organizations to manage their grant-making activities. This business combination was accounted for as a pooling of interests. The results of operations as well as the assets and liabilities of MicroEdge in 1997 and 1996 were not material to the consolidated results of operations or financial position of Advent.

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

Results of Operations For The Years Ended December 31, 1997, 1996 and 1995

Revenues

    Net revenues were $48.6 million, $36.7 million and $26.0 million in 1997, 1996 and 1995, respectively, representing increases of 32% from 1996 to 1997 and 42% from 1995 to 1996. Advent's net revenues are derived from license and development fees, maintenance and other recurring revenues, and professional services related to its software products. Substantially all of Advent's net revenues were from domestic sales, with international sales representing less than 3% of net revenues in each of 1997, 1996 and 1995. License revenues are derived from the licensing of software products. Development fees are derived from development contracts that Advent has entered into with other companies. Maintenance and other recurring revenues are derived from maintenance fees charged in the initial licensing year, renewals of maintenance services in subsequent years and revenues derived from client utilization of proprietary interfaces to access pricing and other data supplied by third parties. Professional services and other includes fees for consulting, systems integration projects, custom programming and conversions of data from clients' previous systems.

    During 1995, Axys and its related products and services accounted for a substantial majority of such net revenues. In 1996 and 1997, Advent has been successful in increasing multi-product sales by emphasizing its suite of products and, therefore, new products have accounted for an increasing portion of net revenues.

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

    License and Development Fees. License and development fees revenues were $23.7 million, $17.0 million and $12.1 million in 1997, 1996 and 1995, respectively, representing increases of 40% in both the periods from 1996 to 1997 and from 1995 to 1996. License and development fees revenues as a percentage of net revenues was relatively stable at 49%, 46% and 47% in 1997, 1996 and 1995, respectively. The growth in license revenues during 1996 and 1997 was due to continued demand for Advent's suite of products. Advent typically licenses its products on a per server, per user basis with the price per site varying based on the selection of the products licensed and the number of authorized users. In addition, during 1997, development fees constituted a larger portion of net revenues. As Advent carries out larger implementations and continues its Internet Initiative, Advent may enter into further development contracts through which it earns development fees.

    Maintenance and Other Recurring. Maintenance and other recurring revenues were $18.0 million, $14.7 million, and $9.9 million in 1997, 1996 and 1995, respectively, representing increases of 23% from 1996 to 1997 and 49% from 1995 to 1996. Maintenance and other recurring revenues as a percentage of net revenues was 37%, 40% and 38% in 1997, 1996 and 1995, respectively . The growth in maintenance and other recurring revenues in both periods was primarily attributable to a larger customer base and higher average maintenance fees. Higher average maintenance fees are due to the increased complexity of the maintenance services provided and increased client utilization of proprietary interfaces to access pricing and other data supplied by external parties. Advent's proprietary interfaces enable users of Axys to retrieve critical data from external sources, including pricing, corporate actions, and analytical and fundamental data via interfaces to information vendors, such as Interactive Data. The impact of the change in higher average maintenance fees was more pronounced in 1996 versus 1997 which led to a smaller percentage increase in maintenance and other recurring revenues from 1996 to 1997. In addition, this led to the increase in the percentage of these revenues as a percentage of net revenues in 1996 and the subsequent decrease in 1997.

    Professional Services and Other. Revenues from professional services and other were $6.9 million, $5.1 million and $3.9 million in 1997, 1996 and 1995, respectively, representing increases of 35% from 1996 to 1997 and 30% from 1995 to 1996. Professional services and other as a percentage of net revenues was relatively stable at 14%, 14% and 15% in 1997, 1996 and 1995, respectively. The growth in revenues from professional services and other in 1996 and 1997 was due to additional consulting revenue associated with higher product sales activity, and additional interface business resulting from higher market demand for automated interfaces.

Cost of Revenues

    Cost of  License  and  Development  Fees.  Cost  of  license  revenues  were
$601,000,   $600,000  and  $469,000  in  1997,  1996  and  1995,   respectively,
representing 3%, 4% and 4% of license revenues in these periods, respectively. Cost of license revenues consists primarily of the cost of product media and duplication, manuals, packaging materials and the direct labor involved in producing and distributing Advent's software.

    Cost of Maintenance and Other Recurring. Cost of maintenance and other recurring revenues were $4.8 million, $3.8 million and $2.4 million in 1997, 1996 and 1995, respectively, representing 27%, 26% and 24% of maintenance and other recurring revenues in these periods, respectively. These costs are primarily comprised of the direct costs of providing technical support and other services for recurring revenues and the engineering costs associated with product updates. These expenses as a percentage of maintenance and other recurring revenues increased in 1996 and 1997 due to increased resources allocated to the support services.

    Cost of Professional Services and Other. Cost of professional services and other revenues were $3.6 million, $2.5 million and $2.0 million in 1997, 1996 and 1995, respectively, representing 53%, 49% and 52% of professional services and other revenues in these periods, respectively. These costs consist primarily of personnel related costs of the client services and support organization that are incurred in providing consulting, systems integration projects, custom programming, conversions of data from clients' previous systems, and participating in Advent-sponsored conferences. To the extent that such personnel are not fully utilized in consulting, training, conversion or custom programming projects, they are allocated to presales, marketing and engineering activities and the resultant costs are charged to operating expenses. Cost of professional services and other increased in 1997 and 1996 primarily as a result of the increased staffing necessary to provide services to an expanding installed base. Cost of professional services increased as a percentage of the related revenues in 1997 compared with 1996 due primarily to the increase in personnel dedicated to accelerating the conversion of existing clients to Axys Release 2. Cost of professional services decreased as a percentage of the related revenues in 1996 compared with 1995 due to economies of scale.

Operating Expenses

    Sales and Marketing. Sales and marketing expenses were $15.6 million, $12.4 million and $9.3 million in 1997, 1996 and 1995, respectively, representing increases of 25% from 1996 to 1997 and 34% from 1995 to 1996. Sales and marketing expenses as a percentage of net revenues were 32%, 34% and 36% in 1997, 1996 and 1995, respectively. Sales and marketing expenses consist primarily of costs of all personnel involved in the sales and marketing process, sales commissions, advertising and promotional materials, sales facilities expense, trade shows, and seminars. Sales and marketing expenses increased in 1997 and 1996 primarily due to the continued increase in sales and marketing employees and expenses for marketing materials needed to address new sales opportunities and to support the introduction of new products. The decrease in sales and marketing expenses as a percentage of net revenues in both periods was due primarily to the ability of Advent's sales and marketing organization to support an increased revenue base. In addition, the decrease was due to increased contribution of maintenance and other recurring revenues to net revenues which did not have significant associated sales and marketing expenses.

    Product Development. Product development expenses were $9.4 million, $6.7 million and $4.2 million in 1997, 1996 and 1995, respectively, representing increases of 40% from 1996 to 1997 and 60% from 1995 to 1996. Product development expenses as a percentage of net revenues were 19%, 18% and 16% of net revenues in these periods, respectively. Product development expenses consist primarily of personnel costs and, accordingly, the increase in product development expenses in absolute dollars and as a percentage of net revenues in each of these periods was primarily attributable to an increase in personnel as Advent increased its product development efforts to accelerate the rate of new product introductions. Advent anticipates that it will continue to devote substantial resources to product development. Development costs subsequent to achievement of technological feasibility have not been significant during these periods and, accordingly, all such costs have been expensed as incurred.

    General and Administrative. General and administrative expenses were $5.1 million, $4.4 million and $3.4 million in 1997, 1996 and 1995, respectively, representing increases of 16% from 1996 to 1997 and 29% from 1995 to 1996. General and administrative expenses as a percentage of net revenues were 11%, 12% and 13% in 1997, 1996 and 1995, respectively. General and administrative expenses consist primarily of personnel costs for finance, administration, operations and general management, as well as legal and accounting expenses. The increase in general and administrative expenses in these periods was primarily due to continued growth in finance, administration and operations which was necessary to support Advent's growth. General and administrative expenses as a percentage of net revenues decreased in 1997 and 1996 due to economies of scale.

    Purchased Research and Development and Other. In the first quarter of 1996, Advent incurred a one-time charge of $5.6 million in connection with the write-off of in-process research and development due to the acquisition of the DX Group.

Interest Income, Net

    Interest  income,  net was $1,236,000,  $1,165,000 and $447,000 and in 1997,
1996 and 1995, respectively. Interest income, net consists of interest income, interest expense and miscellaneous non-operating income and expense items. The increases were due to greater interest income generated in 1996 and 1997 from higher cash and cash equivalent balances. The increase in cash and cash equivalents in 1997 was due primarily to cash generated from operating activities. The increase in 1996 was primarily as a result of the IPO.


Income Taxes

    Advent had effective tax rates of 37%, 163% and 39% in 1997, 1996 and 1995, respectively. The effective tax rate in 1996 reflected the $5.6 million write-off of in-process research and development which was not deductible for tax purposes. Excluding the effect of the write-off on the 1996 rate, these rates differ from the federal statutory rate primarily due to state income tax, offset by certain research and development credits.

Liquidity and Capital Resources

    Advent funds its operations primarily from cash generated from operations. Net cash provided by operating activities was $7.7 million, $1.6 million and $5.7 million in 1997, 1996 and 1995, respectively. Net cash used in investing activities was $14.1 million, $5.6 million and $1.0 million in 1997, 1996 and 1995, respectively. The 1997 amount includes $8.9 million in purchases of short-term investments, net of maturities. Included in the 1996 amount for cash used in investing activities was $4.0 million for the acquisition of the DX Group. The remaining 1996 amount and the 1997 and 1995 amounts were primarily for the acquisition of fixed assets. Net cash provided by financing activities was $2.0 million in 1997 primarily from proceeds from the exercise of stock options and from proceeds from the issuance of common stock through Advent's employee stock purchase plan. Net cash provided by financing activities was $601,000 in 1996 primarily from proceeds from the issuance of common stock and from proceeds from the exercise of stock options offset by the payment of debt assumed and a note issued in the DX Group acquisition. Net cash provided by financing activities in 1995 was $22.7 million, primarily from net proceeds from the IPO. As of December 31, 1997, Advent had $36.1 million in cash, cash equivalents and short-term investments. Advent believes that its existing cash and cash equivalents, short-term investments and cash expected to be generated from operations will be sufficient to meet its cash and capital requirements at least through fiscal 1998.

Impact of Year 2000 Issue

    Advent's  products  have been and will  continue to be Year 2000  compliant.
Year 2000 compliant means that Advent's products will continue to operate substantially in accordance with Advent's published documentation on and after January 1, 2000. In addition, internal systems that Advent relies upon for day-to-day operations are believed to be Year 2000 compliant. Accordingly, Advent does not anticipate incurring significant expenditures related to Year 2000 issues.

New Accounting Pronouncements

    In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income", (SFAS 130) which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. It is effective for Advent's first quarter of fiscal year 1998.

    In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information", (SFAS 131) which changes current practice under SFAS 14 by establishing a new framework on which to base segment reporting (referred to as the "management" approach) and also requires interim reporting of segment information. It is effective for Advent's fiscal year-end 1998.

    In October 1997, the AICPA issued Statement of Position (SOP) 97-2 on Software Revenue Recognition which supersedes SOP 91-1. The SOP is effective for all fiscal years beginning after December 15, 1997 and will be effective for Advent's fiscal year 1998.

    Advent will be studying the implications of these standards and has not yet determined the impact of their implementation on Advent's financial statements.

Forward-Looking Statements

The discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis and other forward-looking statements that are based on current expectations and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in the forward-looking statements as a result of the factors summarized below and other risks detailed from time to time in reports filed with the Securities and Exchange Commission, including Advent's 1997 Form 10-K Report. Additionally, the financial statements for the periods presented are not necessarily indicative of results to be expected for any future period. Advent undertakes no obligation to update any forward-looking statements.

Advent  operates in a rapidly  changing  environment  that  involves a number of risks, some of which are beyond Advent's control. These risks include the potential for period to period fluctuations in operating results and the dependence on the successful development and market acceptance of new products and product enhancements on a timely, cost effective basis, as well as the stability of financial markets, maintenance of Advent's relationship with Interactive Data and price and product/performance competition. In particular, Advent's net revenues and operating results have varied substantially from period-to-period on a quarterly basis and may continue to fluctuate due to a number of factors. Advent's software products typically are shipped shortly after receipt of a signed license agreement. License backlog at the beginning of any quarter typically represents only a small portion of that quarter's expected revenues. In addition, as Advent's licenses into multi-user networked environments have increased both in individual size and number, the timing and size of individual license transactions are becoming increasingly important factors in Advent's quarterly operating results. The sales cycles for these transactions are often lengthy and unpredictable, and the ability to close large license transactions on a timely basis or at all could cause additional variability in Advent's quarterly operating results. Advent's future success will continue to depend upon its ability to develop new products, such as Moxy, Qube, and Geneva, that address the future needs of its target markets and to respond to emerging industry standards and practices. Advent is directing a significant amount of its product development efforts on the on-going development of Geneva. The failure to achieve widespread market acceptance of Geneva on a timely basis would adversely affect Advent's business and operating results. To take advantage of the Internet, Advent has launched an Internet Initiative whereby it is developing services, both announced and unannounced, to bring Internet based products and services to clients. The first of these services, Rex, was launched during the second quarter of 1997. As Advent begins development of new products and services under its Internet Initiative, it has and will continue to enter into development agreements with information providers, clients, or other companies in order to accelerate the delivery of new products and services. There can be no assurance that Advent will be successful in marketing Rex or in developing other Internet services. Advent's failure to do so could adversely affect Advent's business and operating results.

                        CONSOLIDATED FINANCIAL STATEMENTS
                           CONSOLIDATED BALANCE SHEETS


DECEMBER 31,                                          1997            1996
----------------------------------------------------------------------------
(in thousands, except per share data)

                              ASSETS

Current assets:
   Cash and cash equivalents                     $   26,025      $   30,477
   Short-term investments                            10,031           1,173
   Accounts receivable, net of allowance
    for doubtful accounts of $265 in 1997
    and $235 in 1996                                 12,226           8,499
   Prepaid expenses and other                         1,391             592
   Deferred income taxes                              1,418           1,064
                                                ------------   -------------
      Total current assets                           51,091          41,805
                                                ------------   -------------
Fixed assets, net                                     7,424           3,862
Other assets, net                                       770           1,024
                                                ------------   -------------
      Total assets                               $   59,285      $   46,691
                                                ============   =============

         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                              $      814      $      646
   Accrued liabilities                                2,977           2,627
   Deferred revenues                                  6,832           5,071
   Income taxes payable                               1,632             686
                                                ------------   -------------
      Total current liabilities                      12,255           9,030
                                                ------------   -------------
Long-term liabilities:
   Other liabilities                                    537             599
                                                ------------   -------------
      Total liabilities                              12,792           9,629
                                                ------------   -------------
Stockholders' equity:
   Preferred Stock, $0.01 par value
      Authorized: 2,000 shares
      Issued and outstanding: None                        -               -
   Common Stock, $0.01 par value
      Authorized: 40,000 shares
      Issued and outstanding: 7,582 shares
        in 1997 and 7,344 shares in 1996                 76              73
   Additional paid-in-capital                        37,776          35,061
   Retained earnings                                  8,641           1,928
                                                ------------   -------------
      Total stockholders' equity                     46,493          37,062
                                                ------------   -------------

      Total liabilities and stockholders'
       equity                                    $   59,285      $   46,691
                                                ============   =============

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



YEAR ENDED DECEMBER 31,                       1997        1996          1995
-----------------------------------------------------------------------------
(in thousands, except per share data)

Revenues
   License and development fees          $  23,710    $ 16,951    $    12,146
   Maintenance and other recurring          18,042      14,707          9,903
   Professional services and other           6,861       5,086          3,908
                                       ---------------------------------------
      Net revenues                          48,613      36,744         25,957
                                       ---------------------------------------
Cost of revenues
   License and development fees                601         600            469
   Maintenance and other recurring           4,832       3,793          2,389
   Professional services and other           3,638       2,513          2,049
                                       ---------------------------------------
      Total cost of revenues                 9,071       6,906          4,907
                                       ---------------------------------------

        Gross margin                        39,542      29,838         21,050
                                       ---------------------------------------
Operating expenses
   Sales and marketing                      15,580      12,446          9,268
   Product development                       9,439       6,731          4,206
   General and administrative                5,125       4,422          3,418
   Purchased research and
    development and other                        -       5,648              -
                                       ---------------------------------------
      Total operating expenses              30,144      29,247         16,892
                                       ---------------------------------------
        Income from operations               9,398         591          4,158
   Interest income, net                      1,236       1,165            447
                                       ---------------------------------------
        Income before income taxes          10,634       1,756          4,605
   Provision for income taxes                3,921       2,855          1,786
                                       ---------------------------------------
        Net income (loss)                 $  6,713     $(1,099)    $    2,819
                                       =======================================

NET INCOME (LOSS) PER SHARE DATA
Diluted
Net income (loss) per share               $   0.84     $ (0.16)    $     0.46
Shares used in per share calculations        8,017       7,070          6,160

Basic
Net income (loss) per share               $   0.89     $ (0.16)    $     0.82
Shares used in per share calculations        7,521       7,070          3,455

------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.



                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                                                                           ADDITIONAL
FOR THE YEARS ENDED                             PREFERRED STOCK         COMMON STOCK        PAID-IN-            RETAINED    TOTAL
                                              --------------------    -----------------
DECEMBER 31, 1997, 1996 AND 1995                 SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     OTHER   EARNINGS    EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands)

BALANCES, DECEMBER 31, 1994                       1,117    $ 7,530      2,918      $ 135   $    --      $ (13)   $   639   $  8,291
Repurchase of common stock prior to
   initial public offering                                                (30)       (19)                           (144)      (163)
Reincorporation in Delaware                                                         (227)       227                              --
Preferred stock converted to common stock        (1,117)    (7,530)     2,234         22      7,508                              --
Initial public offering of common stock,
   net of expenses of $2,677                                            1,450         14     23,409                          23,423
Exercise of stock options and warrants                                    301        143         58                             201
Realized loss on sale of investments                                                                       13                    13
Net income                                                                                                         2,819      2,819
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1995                          --         --      6,873         68     31,202        --      3,314     34,584
Exercise of stock options                                                 383          4        702                             706
Tax benefit from exercise of stock options                                                    2,175                           2,175
Common stock issued under employee
   stock purchase plan                                                     53          1        982                             983
Pooling of interests with Bold Software                                    35                                       (287)      (287)
Net loss                                                                                                          (1,099)    (1,099)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1996                          --         --      7,344         73     35,061        --      1,928     37,062
Exercise of stock options                                                 200          2      1,143                           1,145
Tax benefit from exercise of stock options                                                      704                             704
Common stock issued under employee
   stock purchase plan                                                     38          1        868                             869
Net income                                                                                                         6,713      6,713
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1997                          --    $    --      7,582      $  76   $ 37,776     $  --    $ 8,641   $ 46,493
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                           CONSOLIDATED STATEMENTS OF CASH FLOWS




YEAR ENDED DECEMBER 31,                                     1997        1996       1995
-----------------------------------------------------------------------------------------
(in thousands)
Cash flows from operating activities
   Net income (loss)                                    $   6,713  $   (1,099)  $  2,819
   Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
      Purchased research and development and other              -       5,648          -
      Depreciation and amortization                         1,970       1,528      1,016
      Provision for doubtful accounts                         248         (15)       191
      Deferred income taxes                                  (267)        247       (179)
      Deferred rent                                           (62)        129        (10)
      Cash provided by (used in) operating assets
      and liabilities:
        Accounts receivable                                (3,975)     (3,625)    (2,069)
        Income taxes receivable                                 -           -        335
        Prepaid and other current assets                     (789)       (213)       (54)
        Accounts payable                                      168        (885)       838
        Accrued liabilities                                   350         234        682
        Deferred revenues                                   1,761      (2,130)     1,390
        Income taxes payable                                1,565       1,780        726
                                                        ----------  ----------   --------
           Net cash provided by operating activities        7,682       1,599      5,685
                                                        ----------  ----------   --------
Cash flow from investing activities
   Net cash used in acquisition of the DX Group                 -      (3,963)         -
   Acquisition of fixed assets                             (5,290)     (1,384)    (1,182)
   Purchases of short-term investments                    (10,041)     (1,167)    (1,011)
   Maturities of short-term investments                     1,183       1,160      1,218
   Other                                                        -        (287)         -
                                                        ----------  ----------   --------
           Net cash used in investing activities          (14,148)     (5,641)      (975)
                                                        ----------  ----------   --------
Cash flow from financing activities
   Proceeds from exercise of stock options and
     warrants                                               1,145         706        201
   Proceeds from issuance of common stock                     869         983     23,423
   Payment of note issued in acquisition of the
     DX Group                                                   -        (800)         -
   Payment of debt assumed in the DX Group
     acquisition                                                -        (288)         -
   Repurchase of common stock                                   -           -       (163)
   Principal payments of long-term debt                         -           -       (759)
                                                        ----------  ----------   --------
           Net cash provided by financing activities        2,014         601     22,702
                                                        ----------  ----------   --------
Net increase (decrease) in cash and short-term
   investments                                             (4,452)     (3,441)    27,412
Cash and cash equivalents at beginning of year             30,477      33,918      6,506
                                                        ----------  ----------   --------
Cash and cash equivalents at end of year                $  26,025   $  30,477    $ 33,918
                                                        ==========  ==========   ========

Supplemental disclosure of cash flow information:
Cash paid during year for:
   Income taxes                                         $   2,515   $   1,012    $  1,009


--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

    OPERATIONS Advent provides stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission-critical functions of the front, middle and back office of investment management organizations. Advent's clients vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, foundations, universities and non-profit organizations.

   PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the
accounts  of  Advent  and  its  wholly-owned   subsidiaries.   All  intercompany
transactions and amounts have been eliminated.

    FINANCIAL INSTRUMENTS Cash equivalents comprise highly liquid investments purchased with a remaining maturity of 90 days or less. These investments are maintained with major financial institutions.

    Short- term  investments  are  comprised  of various  marketable  securities carried at cost. These investments are maintained with major financial institutions. Securities are considered to be held-to-maturity. Amounts reported for short-term investments are considered to approximate the fair value based on comparable market information available at the respective balance sheet dates. Realized gains and losses have not been significant.

    The amounts reported for cash equivalents, receivables, accounts payable, accrued liabilities and other financial instruments are considered to approximate their market values based on comparable market information available at the respective balance sheet dates, and their short-term nature.

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

    DEPRECIATION AND AMORTIZATION Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, generally five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life of the assets or the remaining lease term.

    CAPITALIZED SOFTWARE Costs incurred for software development prior to technological feasibility are expensed as product development costs in the period incurred. Once the point of technological feasibility is reached, production costs are capitalized. Such capitalized software costs were not material in 1997, 1996 and 1995.

    REVENUE RECOGNITION Advent licenses application software programs and offers annual maintenance programs which provides for technical support and updates to software products. Advent's development agreements generally provide for development of technologies and products which are expected to become part of Advent's product or product offerings in the future. Certain of these agreements may require royalty payments based on future sales of the developed products. Such amounts will be included in cost of goods sold as accrued. Advent also offers customers on-site consulting services, training, custom programming, and other services.

    License revenue is recognized upon the shipment of a product to the client if collection is probable and Advent's remaining obligations with respect to that contract are insignificant. License revenue for licenses with remaining significant obligations is deferred until the product has been shipped and Advent's related obligations become insignificant. Maintenance revenues are recognized ratably over the term of the contract. Annual payments for maintenance contracts are generally received in advance and are nonrefundable. Revenues for interface and other development and custom programming are recognized using the percentage of completion method of accounting based on the costs incurred to date compared with the estimated cost of completion. Revenues from professional services are recognized as work is performed.

    NET INCOME (LOSS) PER SHARE Advent has adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128") effective December 31, 1997. SFAS 128 requires the presentation of basic and diluted net income (loss) per share. Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for that period. Diluted net income (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential shares consist of incremental common shares issuable upon exercise of stock options and warrants and conversion of preferred stock for all periods. All prior period net income (loss) per share amounts have been restated to comply with SFAS No. 128.

    RECLASSIFICATIONS Certain reclassifications have been made to the 1996 and 1995 financial statement amounts to conform to the 1997 presentation. These reclassifications had no impact on net income (loss), working capital, or cash flows.

    NEW ACCOUNTING PRONOUNCEMENTS In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income", (SFAS 130) which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. It is effective for Advent's first quarter of fiscal year 1998.

    In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information", (SFAS 131) which changes current practice under SFAS 14 by establishing a new framework on which to base segment reporting (referred to as the "management" approach) and also requires interim reporting of segment information. It is effective for Advent's fiscal year-end 1998.

    In October 1997, the AICPA issued Statement of Position (SOP) 97-2 on Software Revenue Recognition which supersedes SOP 91-1. The SOP is effective for all fiscal years beginning after December 15, 1997 and will be effective for Advent's fiscal year 1998.

    Advent will be studying the implications of these standards and has not yet determined the impact of their implementation on Advent's financial statements.

    USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements.
Actual results could differ from those estimates.


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


3. Balance Sheet Detail

The following is a summary of fixed assets:


                                                                December 31,
                                                             ------------------
                                                                1997     1996
              ---------------------------------------------- -------- ---------
              (in thousands)

              Fixed Assets
                Computer equipment                            $6,997    $4,455
                Leasehold improvements                         4,676     2,273
                Furniture and fixtures                           837       726
                Telephone systems                                672       461
                                                                 ---       ---
                                                              13,182     7,915
                Less accumulated depreciation and
                  amortization                               (5,758)   (4,053)
                                                             -------   -------
                   Total fixed assets, net                    $7,424    $3,862
                                                              ======    ======

              ---------------------------------------------- -------- ---------



Depreciation expense was $1,728, $1,352, and $1,016 for the years ended December 31, 1997, 1996 and 1995 respectively.

The following is a summary of accrued liabilities:


                                                                December 31,
                                                             ------------------
                                                                1997      1996
             ----------------------------------------------- --------- --------
             (in thousands)

             Accrued Liabilities
               Salaries and benefits payable                   $1,577   $1,365
               Commissions payable                                752      583
               Sales taxes payable                                300      307
               Other                                              348      372
                                                                  ---      ---
                  Total accrued liabilities                    $2,977   $2,627
                                                               ======   ======

             ----------------------------------------------- --------- --------



4. Income Taxes

    The provision for income taxes includes:

                                                  Year Ended December 31,
                                               1997       1996       1995
                   ------------------------ ---------- ---------- -----------
                   (in thousands)

                   Current
                        Federal                $3,089     $1,994      $1,578
                        State                     815        577         403
                   Deferred
                        Federal                    26        227       (168)
                        State                     (9)         57        (27)
                                                  ---         --        ----
                             Total             $3,921     $2,855      $1,786
                                               ======     ======      ======

                   ------------------------ ---------- ---------- -----------

    Advent's effective tax rate, as a percent of pre-tax income, differs from the statutory federal rate as follows:

                                                  Year Ended December 31,
                                            ----------------------------------
                                               1997        1996       1995
         ---------------------------------- ----------- ---------- -----------

         Statutory federal rate                  35.0%      34.0%       34.0%
         State taxes                               7.6       23.8         6.9
         Purchased research and
           development                              --      109.4          --
         Research and development tax
           credits                               (3.0)      (5.1)       (5.0)
         Other                                   (2.7)        0.5         2.9
                                                 -----        ---         ---
                   Total                         36.9%     162.6%       38.8%
                                                 =====     ======       =====

         ---------------------------------- ----------- ---------- -----------

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

    Deferred income taxes reflect the net tax effects of temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes. The approximate tax effects of temporary differences which give rise to net deferred tax assets are:

                                                       December 31,
                                                 -------------------------
                                                    1997         1996
         --------------------------------------- ------------ ------------
          (in thousands)

         Current:
              Deferred revenue                        $  610       $  718
              Accrued liabilities                        519          201
              Reserves                                   211          145
              State taxes                                 78           --
                                                      ------       ------
                                                       1,418        1,064
                                                      ------       ------
         Noncurrent:
              Depreciation and amortization               74           99
              Deferred rent                              218          262
                                                      ------       ------
                                                         292          361
                                                      ------       ------
                   Total deferred tax assets          $1,710       $1,425
                                                      ======       ======

         --------------------------------------- ------------ ------------


5. Commitments

    Advent leases office space and equipment under noncancelable operating lease agreements, which expire at various dates through February 2004. Some operating leases contain escalation provisions for adjustments in the consumer price index. Advent is responsible for maintenance, insurance, and property taxes and has five year extension options on its primary facilities leases. Future minimum payments under the noncancelable operating leases consist of the following at December 31, 1997 (in thousands):

                        1998                         $2,184
                        1999                          1,699
                        2000                          1,563
                        2001                          1,152
                        2002                            914
                        2003 and thereafter           1,238
                                                      -----
                        Total minimum lease
                          payments                   $8,750
                                                     ======

    Rent expense for 1997, 1996, and 1995 was approximately $1,484,000, $1,159,000, and $894,000, respectively.

6. Employee Benefit Plans

   401(k) Plan

    Advent has a 401(k) deferred savings plan covering substantially all employees. Employee contributions, limited to 15% of compensation, are matched 50% by Advent, up to a maximum of $500 per employee per year. Matching contributions by Advent in 1997, 1996 and 1995 were $103,000, $73,000, and $61,000, respectively. In addition to the employer matching contribution, Advent may make a profit sharing contribution at the discretion of the Board of Directors. Advent made profit sharing contributions of $121,000, $87,000, and $92,000 in 1997, 1996 and 1995, respectively.

   1995 Employee Stock Purchase Plan

    All individuals employed by Advent are eligible to participate in the Employee Stock Purchase Plan (Purchase Plan) if they are employed by Advent for at least 20 hours per week and at least five months per year. The Purchase Plan permits eligible employees to purchase Advent's common stock through payroll deductions at a price equal to 85% of the lower of the closing sale price for Advent's common stock reported on the Nasdaq National Market at the beginning and the end of each six-month offering period. In any calendar year, eligible employees can withhold up to 10% of their salary and certain variable compensation. A total of 100,000 shares of common stock have been reserved for issuance under the Purchase Plan. In 1997, 38,000 shares were sold through the Purchase Plan.


7. Net Income (Loss) Per Share


                                                     Year Ended December 31,

                                                  1997          1996       1995
                                                  ----          ----       ----

Net income (loss)                                $6,713        $(1,099)   $2,819

Reconciliation of shares used in basic
and diluted per share calculations

Basic

Weighted average common shares outstanding        7,521         7,070      3,445
                                                  -----         -----      -----

Shares used in basic net income (loss) per
share calculation                                 7,521         7,070      3,445
                                                  =====         =====      =====

Basic net income (loss) per share                 $0.89         $(0.16)    $0.82
                                                  =====         =======    =====

Dilutive

Weighted average common shares outstanding        7,521         7,070      3,455

Dilutive effect of convertible preferred stock       --            --      1,955

Dilutive effect of stock options and warrants       496            --        750
                                                 ------        -------    ------

Shares used in diluted net income (loss)
per share calculation                             8,017         7,070      6,160
                                                  =====         =====      =====

Diluted net income (loss) per share               $0.84         $(0.16)    $0.46
                                                  =====         =======    =====

8. Stockholders' Equity

   Common Stock

    On November 15, 1995, Advent completed an IPO in which it sold 1,450,000 shares of its common stock at $18.00 per share which generated net proceeds to Advent of $23.4 million. Prior to the effective date of Advent's IPO, Advent reincorporated in the state of Delaware and exchanged each outstanding share of no par common stock for one share of $0.01 par value common stock.

   Stock Options

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

    The activity under the Plan was as follows:

                                                             Outstanding Options
                                           -----------------------------------------------------
                                                                                       Weighted
                                                                         Aggregate      Average
                              Available    Number of       Price Per      Exercise     Price Per
                              for Grant     Options          Share         Price         Share
                              ---------    ---------       ---------     ---------     ---------
Balances, December 31, 1994    298,000       682,000    $0.63 - $5.00    $1,432,000       $2.10

  Authorized                   300,000            --               --            --          --
  Options granted            (466,000)       466,000     5.00 - 12.00     2,940,000        6.31
  Options exercised                 --     (101,000)      0.63 - 5.00     (115,000)        1.14
  Options canceled              21,000      (21,000)      1.00 - 6.50      (97,000)        4.62
                                ------      --------      -----------      --------        ----
Balances, December 31, 1995    153,000     1,026,000       0.63-12.00     4,160,000        4.05
  Authorized                   400,000            --               --            --          --
  Options granted            (412,000)       412,000      19.50-32.00    10,376,000       25.18
  Options exercised                 --     (283,000)       0.63-12.00     (642,000)        2.27
  Options canceled              58,000      (58,000)       1.00-19.50     (754,000)       13.00
                                ------      --------       ----------     ---------       -----
Balances, December 31, 1996    199,000     1,097,000       0.63-32.00    13,140,000       11.98
                               -------     ---------       ----------    ----------       -----
  Authorized                   600,000            --               --            --          --
  Options granted            (836,000)       836,000      25.00-28.75    21,737,000       26.00
  Options exercised                 --     (198,000)       0.63-19.50     (853,000)        4.31
  Options canceled             145,000     (145,000)       1.00-32.00   (2,902,000)       20.01
                               -------     ---------       ----------   -----------       -----
Balances, December 31, 1997    108,000     1,590,000     $0.63-$32.00   $31,122,000      $19.57
                               =======     =========     ============   ===========      ======



    Of the 1,590,000 options under the Plan outstanding at December 31, 1997, 331,000 options were exercisable with an aggregate exercise price of $3,190,000.

    In addition to the Plan, Advent had granted options to purchase common stock to employees or consultants under special arrangements. These options have an exercise price of $1.00 per share. There were 10,000, 12,000 and 16,000 of these options outstanding at December 31, 1997, 1996 and 1995, respectively. The change in each period was a result of the exercise of 2,000 and 4,000 options during 1997 and 1996, respectively. The shares outstanding at December 31, 1997 are fully vested.

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

    The activity under the Director Plan was as follows:

                                                                        Outstanding Options
                                                        ---------------------------------------------------
                                                                                                  Weighted
                                                                                   Aggregate       Average
                                           Available     Number of    Price Per     Exercise      Price Per
                                           for Grant      Options       Share         Price         Share
                                           ---------     ---------    ---------    ----------     ---------
             Balances, December 31, 1994         --            --           $--           $--         $--
               Authorized                    75,000            --            --            --          --
               Options granted             (30,000)        30,000         18.00       540,000       18.00
                                           --------        ------         -----       -------       -----
             Balances, December 31, 1995     45,000        30,000         18.00       540,000       18.00
               Options granted              (6,000)         6,000         32.75       196,500       32.75
                                            -------         -----         -----       -------       -----
             Balances, December 31, 1996     39,000        36,000   18.00-32.75       736,500       20.45
                                             ------        ------   -----------       -------       -----
               Options exercised                 --       (2,800)         18.00      (50,400)       18.00
               Options granted             (24,000)        24,000   24.88-25.00       599,500       24.98
               Options cancelled              9,200       (9,200)   18.00-32.75     (194,500)       21.14
                                              -----       -------   -----------     ---------       -----
             Balances, December 31, 1997     24,200        48,000  $18.00-$32.75   $1,091,100      $22.73
                                             ======        ======  =============   ==========      ======



    Of the 48,000 options under the Director Plan outstanding at December 31, 1997, 8,300 options were exercisable with an aggregate exercise price of $150,000.

    In addition to the Director Plan, Advent granted options prior to 1994 to an Outside Director for the purchase of 96,000 shares of common stock with an exercise price of $0.63 per share. These options were exercised during 1996.

    At December 31, 1997, Advent had reserved 2,363,000 shares of common stock for the exercise of stock options.

    Advent has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for Advent's stock option plans. Had compensation cost been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, Advent's net income (loss) and net income (loss) per share for the year ended December 31, 1997, 1996 and 1995, respectively, would have been as follows:

                                                   1997        1996       1995
                                                   ----        ----       ----
Net income (loss) - as reported                   $6,713      $(1,099)    $2,819
Net income (loss) - pro forma                     $5,233      $(1,528)    $2,717

PER SHARE DATA
Diluted
Net income (loss) per share - as reported         $0.84       $(0.16)     $0.46
Net income (loss) per share - pro forma           $0.65       $(0.22)     $0.44

Basic
Net income (loss) per share - as reported         $0.89       $(0.16)     $0.82
Net income (loss) per share - pro forma           $0.70       $(0.22)     $0.79



    Such pro forma disclosures may not be representative of future compensation cost because options vest over several years and additional grants are made each year.

    The weighted-average grant-date fair value of options granted were $14.50, $14.50, and $3.82 per option for the years ended December 31, 1997, 1996 and 1995, respectively.

    The fair value of each option  grant is estimated on the date of grant using
the   Black-Scholes   valuation  model  with  the  following   weighted  average
assumptions:

                                     1997          1996         1995
                                     ----          ----         ----
Risk-free interest rate              5.99%           6.03%       6.40%
Volatility                           56.91         55.04        55.04
Expected life                        5 years       5 years      5 years
Expected dividends                   None          None         None

    The risk-free interest rate was calculated in accordance with the grant date and expected life. Volatility was calculated using an analysis of an Advent peer group of publicly traded companies. The weighted average expected life was calculated based on the vesting period and the exercise behavior of the participants.

    The options outstanding and currently exercisable by exercise price at December 31, 1997 are as follows:


                                 OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                   ------------------------------------------------    -----------------------------------
                                  Weighted
                                  Average
                                  Remaining      Weighted average                         Weighted Average
Exercise Prices    Number         Contractual    Exercise Price        Number              Exercise Price
                   Outstanding    Life                                 Exercisable
------------------ -------------- -------------- ------------------    --------------    -----------------
      $0.63-$6.50        510,000           6.61              $4.70           261,000                $4.32
    $18.00-$19.50        109,000           8.15              19.22            36,000                19.15
    $24.88-$32.75      1,029,000           9.53              27.21            52,000                30.68
                       ---------           ----              -----            ------                -----
                       1,648,000           8.54             $19.74           349,000                $9.65
                       =========           ====             ======           =======                =====


9. Subsequent Event (unaudited)

    In February 1998, Advent issued 250,000 shares of Advent's common stock in exchange for all of the outstanding shares of MicroEdge, Inc., a private software development company based in New York. MicroEdge is the leading provider of software products to foundations, corporations and other organizations to manage their grant-making activities. This business combination was accounted for as a pooling of interests. The results of operations as well as the assets and liabilities of MicroEdge in 1997 and 1996 were not material to the consolidated results of operations or financial position of Advent.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Advent Software, Inc.:

    We have audited the accompanying consolidated balance sheets of Advent Software, Inc. as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Advent Software, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advent Software, Inc. as of December 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

San Francisco, California
January 20, 1998

                                    SELECTED
                                 FINANCIAL DATA


                              SELECTED ANNUAL DATA


YEAR ENDED DECEMBER 31,                          1997      1996*        1995       1994*        1993

------------------------------------------ ----------- ---------- ----------- ----------- -----------
(in thousands, except per share data)

STATEMENT OF OPERATIONS
Net revenues                                  $48,613    $36,744     $25,957     $20,101     $16,240
Income from operations                          9,398        591       4,158       1,648       2,061
Net income (loss)                               6,713    (1,099)       2,819       1,064       1,259

Net income (loss) per share data
Diluted:
Net income (loss) per share                      0.84     (0.16)        0.46        0.18        0.26
Shares used in per share calculation**          8,017      7,070       6,160       5,844       4,892

Basic:
Net income (loss) per share                      0.89     (0.16)        0.82        0.36        0.40
Shares used in per share calculation**          7,521      7,070       3,455       2,925       3,159

BALANCE SHEET
Working capital                               $38,836    $32,775     $31,008      $5,093      $5,987
Total assets                                   59,285     46,691      44,750      15,594      18,066
Long-term liabilities                             537        599         470         708         801
Stockholders' equity                           46,493     37,062      34,584       8,291       8,157



                             SELECTED QUARTERLY DATA

                                           FIRST    SECOND     THIRD    FOURTH
                                         QUARTER   QUARTER   QUARTER   QUARTER

----------------------------------------------------------- --------- ---------
(in thousands, except per share data)
(unaudited)

1997
Net revenues                              $9,553   $11,699   $12,958   $14,403
Income from operations                     1,121     2,169     2,817     3,291
Net income                                   851     1,522     2,007     2,333
Net income per share - Diluted              0.11      0.19      0.25      0.29
Net income per share - Basic                0.12      0.20      0.27      0.31

1996*
Net revenues                              $6,975    $9,022    $10,146  $10,601
Income (loss) from operations            (5,087)     1,376      1,920    2,383
Net income (loss)                        (5,102)     1,015      1,349    1,640
Net income (loss) per share - Diluted     (0.74)      0.13       0.17     0.21
Net income (loss) per share - Basic       (0.74)      0.15       0.19     0.23

                           PRICE RANGE OF COMMON STOCK



NASDAQ NATIONAL MARKET SYMBOL "ADVS"

                                                 HIGH          LOW

------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997

First Quarter                                 $30 3/4      $20 1/4
Second Quarter                                     33       18 5/8
Third Quarter                                      33       25 1/4
Fourth Quarter                                 31 3/4       22 1/2


YEAR ENDED DECEMBER 31, 1996
First Quarter                                  $21 3/4         $14
Second Quarter                                  32 1/8          19
Third Quarter                                   32 3/4      20 1/4
Fourth Quarter                                  36 1/2      25 5/8


* In 1996 and 1994, Advent recognized non-recurring charges of $5.6 million and $1.0 million, respectively, in connection with the write-off of purchased research and development. Excluding these non-recurring charges, net income per share - diluted would have been $0.58 and $0.27 in 1996 and 1994, respectively. For further explanation, see "Purchased Research and Development and Other" in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 5.

** For an explanation of shares used in per share calculations, see Note 1 of the Notes to Consolidated Financial Statements.

Stock Information
Advent's common stock has traded on the Nasdaq National Market under the symbol ADVS since it's initial public offering on November 15, 1995.

Advent has not paid cash dividends on its common stock and presently intends to continue this policy in order to retain its earnings for the development of its business.

Transfer Agent & Registrar
First National Bank of Boston is the Transfer Agent and Registrar of Advent's common stock and maintains stockholder accounting records. Inquires regarding lost certificates, consolidation of accounts, and changes in address, name or ownership should be addressed to:

BankBoston, N.A.
c/o Boston EquiServe, LP
PO Box 8040
Boston, MA 02266-8040
Telephone: (781) 575-3120
Internet: www.equiserve.com