Form 10-K, Exhibit 13
period 1998-12-31
ADVENT SOFTWARE INC /DE/
filed 1999-03-26
CIK 1002225

EXHIBIT 13.1

        SELECTED PORTIONS OF ADVENT'S 1998 ANNUAL REPORT TO STOCKHOLDERS

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     Advent is a leading provider of stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support mission-critical functions of investment management organizations. Our clients vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, universities and non-profit organizations.

ACQUISITIONS

     In February 1996, we acquired Data Exchange, Inc. (the DX Group), a private company based in New York, for $4.0 million in cash and an $800,000 note. This note was paid during the third quarter of 1996 and did not bear interest. The transaction was accounted for as a purchase. We incurred a charge of $5.6 million in connection with the write-off of in-process research and development.

     In November 1996, we issued 35,000 shares of common stock in exchange for all of the outstanding shares of Bold Software, Inc., a private software development company based in New York. This business combination was accounted for as a pooling of interests. Prior year amounts have not been restated to include Bold Software's results of operations as such operations were immaterial. As a result of this business combination, we introduced Advent Partner, a tax layering and partnership allocation solution which integrates with Axys.

     In February 1998, we issued 250,000 shares of common stock in exchange for all of the outstanding shares of MicroEdge, Inc., a leading provider of software products to foundations, corporations and other organizations to manage their grant-making activities. This business combination was accounted for as a pooling of interests and the results of operations of MicroEdge are included in the financial statements beginning January 1, 1998. The results of operations as well as the assets and liabilities of MicroEdge in 1997, or prior years, were not material to the consolidated results of operations or financial position. Accordingly, we did not restate our financial statements for periods prior to January 1, 1998.

     In May 1998, we issued 170,000 shares of common stock for certain assets of the Grants Management Division of Blackbaud, Inc., a privately held company located in Charleston, South Carolina. Through this acquisition we combined the Grants Management product line of Blackbaud with MicroEdge. This transaction was accounted for as a purchase and the results of operations of the business and assets acquired are included in our financial statements from the date of acquisition. We incurred a charge relating to in-process research and development and other expenses of $5.4 million in connection with this transaction.

     In November 1998, we issued 15,000 shares of common stock and paid $4.1 million in exchange for all the outstanding shares of Hub Data, Inc., a distributor of consolidated securities information and data to investment management organizations. Hub Data is located in Cambridge, MA and delivers services to over 240 institutional investment firms. This business combination was accounted for as a purchase. We incurred a charge relating to in-process research and development of $3.0 million in connection with this transaction.

     In November 1998, we paid AUS $583,000 (approximately US $370,000) in exchange for all the outstanding shares of Portfolio Management Systems Pty., Ltd., a distributor of Advent products in Australia. This business combination was accounted for as a purchase. This acquisition will provide an international channel for sale of our products and services. Subsequent to the acquisition, we changed the name of this subsidiary to Advent Australia.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

REVENUES

     Net revenues were $71 million, $48.6 million, and $36.7 million in 1998, 1997, and 1996, respectively, representing increases of 46% from 1997 to 1998 and 32% from 1996 to 1997. Our net revenues are derived from license and development fees, maintenance and other recurring revenues, and professional services and other revenues related to our software products. In each of 1998, 1997 and 1996, substantially all of our net revenues were from domestic sales, with international sales representing less than 3% of net revenues. License revenues are derived from the licensing of software products while development fees are derived from development contracts that we have entered into with other companies, including customers and development partners. Maintenance and other recurring revenues are derived from maintenance fees charged in the initial licensing year, renewals of annual maintenance services in subsequent years and revenues derived from client utilization of proprietary interfaces to access pricing and other data supplied by third parties. Professional services and other revenues includes fees for consulting, implementation and integration management, custom programming, training services and semi-annual conferences.

     Axys and its related products and services accounted for the majority of net revenues in 1998, 1997 and 1996. However, we have been successful in increasing multi-product sales by emphasizing our suite of products and, therefore, new products have accounted for an increasing portion of net revenues in all three years.

     Each of the major revenue categories has historically varied as a percentage of net revenues and we expect this variability to continue in future periods. This variability is primarily due to the timing of the introduction of new products, the relative size and timing of individual licenses, as well as the complexity of the implementation, the resulting proportion of the maintenance and professional services components of these license transactions and the amount of client utilization of pricing and related data.

     LICENSE AND DEVELOPMENT FEES. License and development fees revenues were $36.6 million, $23.7 million and $17.0 million in 1998, 1997 and 1996, respectively, representing increases of 54% from 1997 to 1998 and 40% from 1996 to 1997. License and development fees revenues as a percentage of net revenues were 52%, 49% and 46% in 1998, 1997 and 1996, respectively. The relative increase from year to year was primarily due to continued demand for our suite of products and increased development fees. We typically license our products on a per server, per user basis with the price per site varying based on the selection of the products licensed and the number of authorized users. As we carry out larger implementations and continue our Internet Initiative, we may enter into further development contracts through which we earn development fees. In 1998, license revenues also increased due to an increase of multi-product transactions. We expect these transactions to continue to represent a significant proportion of revenues. In addition, to a lesser extent, the acquisition of MicroEdge also contributed to the increase of license and development fees revenue.

     MAINTENANCE AND OTHER RECURRING. Maintenance and other recurring revenues were $25.5 million, $18.0 million and $14.7 million in 1998, 1997 and 1996, respectively, representing increases of 42% from 1997 to 1998 and 23% from 1996 to 1997. Maintenance and other recurring revenues, as a percentage of net revenues, were 36%, 37% and 40% in 1998, 1997 and 1996, respectively. The growth in maintenance and other recurring revenues, in absolute dollars, in all periods was primarily due to a larger customer base and higher average maintenance fees. Higher average maintenance fees are due to the increased complexity of the maintenance services provided and increased client utilization of proprietary interfaces to access pricing and other data supplied by external parties. Our proprietary interfaces enable users of Axys to retrieve critical data from external sources, including pricing, corporate actions, and analytical and fundamental data via interfaces to information vendors, such as Interactive Data. The decrease in maintenance and other recurring revenues as a percentage of net revenues, from year to year, is due to license and development fees revenue increasing at a faster rate. In addition, in 1998, increased demand for implementation management services and the growth of our client base due to multi-product transactions contributed to the increase in maintenance and other recurring revenues. To a lesser extent, the acquisitions we made in 1998 also contributed to the rise in maintenance and other recurring revenues.

     PROFESSIONAL SERVICES AND OTHER. Professional Services and other revenues were $8.9 million, $6.9 million and $5.1 million in 1998, 1997 and 1996, respectively, representing increases of 29% from 1997 to 1998 and 35% from 1996 to 1997. Professional services and other revenues as a percentage of net revenues were relatively stable at 12% for 1998 and 14% for both 1996 and 1997. We expect professional services and other revenue to remain in the range of 12-14% as a percentage of net revenue in the future. The increase of $2.0 million from 1997 to 1998 and $1.8 million from 1996 to 1997 was due to additional consulting revenue associated with higher product sales activity and additional interface business resulting from higher market demand for automated interfaces. In 1998, the increase was also attributed to increased consulting fees and, to a lesser extent, the acquisition of MicroEdge.

COST OF REVENUES

     COST OF LICENSE AND DEVELOPMENT FEES. Cost of license and development fees revenues were $2.9 million, $601,000, and $600,000 in 1998, 1997 and 1996, respectively, representing 8%, 3% and 4% of license and development fees revenues in these periods, respectively. Cost of license and development fees revenue consists primarily of the cost of product media and duplication, manuals, packaging materials and the direct labor involved in producing and distributing our software. The increase from 1997 to 1998 was primarily due to costs associated with increased development fee projects which have a higher cost of revenue.

     COST OF MAINTENANCE AND OTHER RECURRING. Cost of maintenance and other recurring revenues were $6.3 million, $4.8 million and $3.8 million in 1998, 1997 and 1996, respectively, representing 25%, 27% and 26% of maintenance and other recurring revenues in these periods, respectively. These costs are primarily comprised of the direct costs of providing technical support and other services for recurring revenues and the engineering costs associated with product updates. These expenses, in absolute dollars, increased in each year due to increased staffing required to support a larger customer base and more complex implementations. From 1997 to 1998, maintenance and other recurring revenues as a percentage of related revenues decreased due primarily to economies of scale.

     COST OF PROFESSIONAL SERVICES AND OTHER. Cost of professional services and other revenues were $3.9 million, $3.6 million and $2.5 million in 1998, 1997 and 1996, respectively, representing 44%, 53% and 49% of professional services and other revenues in these periods, respectively. These costs consist primarily of personnel related costs of the client services and support organization that are incurred in providing consulting, custom programming, conversions of data from clients' previous systems, and cost of hosting our client conferences. To the extent that such personnel are not fully utilized in consulting, training, conversion or custom programming projects, they are allocated to presales, marketing and engineering activities and the resultant costs are charged to operating expenses. Cost of professional services and other, in absolute dollars, increased year to year due to increase staffing necessary to provide services to an expanded installed base. Cost of professional services as a percentage of related revenues increased in 1997 from 1996 due to the increase in personnel dedicated to accelerating the conversion of existing clients to Axys Release 2. Cost of professional services as a percentage of related revenues decreased in 1998 due primarily to economies of scale.

OPERATING EXPENSES

     SALES AND MARKETING. Sales and marketing expenses were $23.5 million, $15.6 million and $12.4 million in 1998, 1997 and 1996, respectively, representing increases of 51% from 1997 to 1998 and 25% from 1996 to 1997. Sales and marketing expenses, as a percentage of net revenues remained steady at 33%, 32% and 34% in 1998, 1997 and 1996, respectively. Sales and marketing expenses consist primarily of costs of all personnel involved in the sales and marketing process, sales commissions, advertising and promotional materials, sales facilities expense, trade shows, and seminars. Sales and marketing expenses increased from 1997 to 1998 due to the continued increase in sales and marketing employees and increased marketing expenses related to new product introductions such as Advent Office, Advent Browser Reporting and Advent Warehouse as well as focused sales and marketing efforts towards our Internet Initiative. The increase from 1996 to 1997 was due to increased headcount and new product introductions.

     PRODUCT DEVELOPMENT. Product development expenses were $12.6 million, $9.4 million and $6.7 million in 1998, 1997 and 1996, respectively, representing increases of 33% from 1997 to 1998 and 40% from 1996 to 1997. Product development expenses as a percentage of net revenues were relatively stable at 18%, 19% and 18% in 1998, 1997 and 1996, respectively. Product development expenses consist primarily of personnel costs as we increase our product development efforts to accelerate the rate of new product introductions.
Development costs subsequent to achievement of technological feasibility have not been significant during these periods and, accordingly, all such costs have been expensed as incurred. We expect product development expenses to continue to approximate 18-20% of net revenues as we continue to focus on new products and technology.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $7.5 million, $5.1 million and $4.4 million in 1998, 1997 and 1996, respectively, representing increases of 47% from 1997 to 1998 and 16% from 1996 to 1997. General and administrative expenses as a percentage of net revenues were 11% in 1998 and 1997, and 12% in 1996. General and administrative expenses consist primarily of personnel costs for finance, administration, operations and general management, as well as legal and accounting expenses. The increase from 1997 to 1998 and from 1996 to 1997 was primarily due to increased staffing. In addition, from 1997 to 1998, the cost of additional leased property to support the growth of the company also contributed to the increase.

     PURCHASED RESEARCH AND DEVELOPMENT AND OTHER. In 1996, we incurred a charge of $5.6 million in connection with the write-off of in-process research and development due to the acquisition of Data Exchange. In May 1998, we issued
170,000 shares of common stock for certain assets of the Grants Management Division of Blackbaud, Inc. and incurred a charge for in-process research and development and other expenses of $5.4 million in connection with this transaction. In November 1998, we incurred a charge for in-process research and development of $3.0 million in connection with the acquisition of Hub Data. In determining the amount of in-process research and development, we engaged an independent valuation firm to conduct an appraisal of the acquired assets. The intangible assets acquired, including in-process research and development expenses, were valued based on estimates of future net cash flows discounted to their present value at risk-adjusted rates of return.

     The in-process research and development charge for Hub Data was determined by estimating the net cash flows from the sale of the resulting projects, discounted to net present value using a 25% discount rate and also assumed that the project was approximately 61% complete.

     The Blackbaud transaction resulted in the acquisition of certain assets, but not an ongoing business. The assets acquired included rights to Blackbaud's 32-bit in-process technology, access to certain Blackbaud source code to be used in developing the new Advent products, a non-compete agreement and access to the Blackbaud customer base. The acquired technology was purchased for use in Advent's research and development "grant management" project and had no alternative future use.

    In September 1998, the Chief Accountant of the SEC expressed concerns about the methodologies many companies were using in determining the amount of in-process research and development. A working group has been formed to study this issue, however at this time it is unknown what guidelines this group will generate and whether these guidelines will differ from the valuation methods traditionally employed. The SEC's concerns appear to focus on excluding from the valuations the costs of any efforts to complete development currently underway and an apportionment of cash flow estimates based on the stage of completion of in-process technology. The methodology used to value the intangible assets acquired in the Hub Data and Blackbaud transactions took into account these concerns raised by the SEC. Accordingly, we believe that the valuation methodology used by the independent appraiser is appropriate.

INTEREST INCOME, NET

     Interest income was $1,442,000, $1,236,000 and $1,165,000 in 1998, 1997 and
1996, respectively. Interest income, net consists of interest income, interest expense and miscellaneous non-operating income and expense items. The increases were due to greater interest income generated in 1997 and 1998 from higher cash and short-term investment balances.

INCOME TAXES

     We had effective tax rates of 40%, 37% and 163% in 1998, 1997 and 1996, respectively. The effective tax rate in 1996 reflected the impact of the $5.6 million charge for in-process research and development, which was not deductible for tax purposes. Excluding the effect of the charge on the 1996 rate, these rates differ from the federal statutory rate primarily due to state income tax, offset by certain research and development credits.

LIQUIDITY AND CAPITAL RESOURCES

     We fund our operations primarily from cash generated from operations. Net cash provided by operating activities was $15.6 million, $7.7 million and $1.6 million in 1998, 1997 and 1996, respectively. Net cash used in investing activities was $8.5 million, $14.1 million and $5.6 million in 1998, 1997 and 1996, respectively. Included in the 1998 amount for cash used in investing activities was $4.7 million for the acquisition of Hub Data and Portfolio
Management Systems. The remaining amounts were used for acquisitions of fixed assets. Net cash provided by financing activities was $2.5 million for 1998, primarily from proceeds from the issuance of common stock through our employee stock purchase plan. As of December 31, 1998, we had $43.3 million in cash, cash equivalents and short-term investments. We believe that our existing cash and cash equivalents, short-term investments and cash expected to be generated from operations will be sufficient to meet our cash and capital requirements at least through fiscal 1999.

IMPACT OF YEAR 2000 ISSUE

     To the best of our knowledge, the products we currently license have been designed to be and continue to be Year 2000 Compliant. Year 2000 Compliant means that our products will continue to operate substantially in accordance with published documentation on and after January 1, 2000. However, some of the computer programs used in our internal operations may not be Year 2000 Compliant as these programs rely on time-sensitive software that was written using two digits rather than four to identify the applicable year. These programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     We have outlined a four-stage plan to comply with Year 2000 processing standards: assessment, renovation, validation and implementation. The assessment phase involves identifying the problem, identifying all systems at risk, prioritizing and developing contingency plans and identifying potential solutions and costs. The renovation phase involves applying the fixes to the identified problems and re-evaluating contingency plans once fixes have been made. The validation phase requires testing the fixes either by paper study or by a dry run of day-to-day activities. Implementation is the final phase in which we identify training needs, establish a training plan and start training people to properly execute the contingency plans. It is our intent to complete this process by late 1999.

     We are currently in the assessment phase, having completed identifying all systems at risk. Our next step is to evaluate contingency plans and identify potential solutions and costs for all identified risks. The necessity of any contingency plan must be evaluated on a case-by-case basis and will vary considerably in nature depending on the Year 2000 issue it may need to address. We found that two servers and miscellaneous software need to be upgraded and phone switches need to be replaced at a cost of approximately $100,000. Costs for replacing most software have been insignificant as most are under maintenance contracts or under warranty. To date, we have spent approximately $16,000 on reallocation of personnel resources for the Year 2000 issue. In addition, we expect to reallocate personnel resources, at a cost of approximately $65,000, to attend to this matter. We believe any other modifications deemed necessary will be made on a timely basis and estimate that the cost of such modifications will not have a material effect on our operating results.

     Our expectation as to the extent and timeliness of modifications required in order to achieve Year 2000 compliance is a forward-looking statement subject to risks and uncertainties. Actual results may vary materially as a result of a number of factors, including, among others, those described in this paragraph. There can be no assurance that we will be able to successfully modify on a timely basis such products, services and systems to comply with Year 2000 requirements, nor that our contingency plans will prove effective in the event that we fail to achieve Year 2000 Compliance, nor that the cost of such procedures will not exceed original estimates, any of which could have a material adverse effect on our operating results. Additionally, we have initiated communications with third party suppliers of the major computers, software, and other equipment used, operated, or maintained by us to identify and, to the extent possible, to resolve issues involving the Year 2000 problem. However, we have limited or no control over the actions of these third party suppliers. Thus, while we expect that they will be able to resolve any significant Year 2000 problems with these systems, there can be no assurance that these suppliers will resolve any or all Year 2000 problems with these systems before the occurrence of a material disruption to the business of ours or any of their customers. Any failure of these third parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on our business, financial condition, and results of operations. Additionally, during the next twelve months there is likely to be an increased customer focus on addressing Year 2000 issues, creating the risk that customers may reallocate capital expenditures to fix year 2000 problems of existing systems and may also delay implementation of any new software until sometime after January 1, 2000. Although we have not experienced the effects of such a trend to date, if customers defer purchases of our software because of such a reallocation, it could adversely effect our operating results.

NEW ACCOUNTING PRONOUNCEMENTS

     In June of 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management has not yet evaluated the effects of this change on its operations. We will adopt SFAS No. 133 as required for our first quarterly filing of fiscal year 2000.

     In December 1998, the Accounting Standards Executive Committee (AcSEC) released Statement of Position 98-9, or SOP 98-9, Modification of SOP 97-2, "Software Revenue Recognition," with Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor-specific objective evidence (VSOE) of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied.

     The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. We are evaluating the requirements of SOP 98-9 and the effects, if any, on the our current revenue recognition policies.

FORWARD-LOOKING STATEMENTS

     The discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis and other forward-looking statements that are based on current expectations and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.
Therefore,  actual  results  could  differ  materially  from those  expressed or forecasted in the forward-looking statements as a result of the factors summarized below and other risks detailed from time to time in reports filed with the Securities and Exchange Commission, including our 1998 Annual Report to Stockholders, incorporated by reference in our 1998 Form 10-K Report.
Additionally, the financial statements for the periods presented are not necessarily indicative of results to be expected for any future period, nor for the entire year.

     We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. These risks include the potential for period to period fluctuations in operating results and the dependence on the successful development and market acceptance of new products and product enhancements on a timely, cost effective basis, as well as the stability of financial markets, maintenance of our relationship with Interactive Data and price and product/performance competition. In particular, our net revenues and operating results have varied substantially from period-to-period on a quarterly basis and may continue to fluctuate due to a number of factors. Our software products typically are shipped shortly after receipt of a signed license agreement. License backlog at the beginning of any quarter typically represents only a small portion of that quarter's expected revenues. In addition, as licenses into multi-user networked environments increase both in individual size and number, the timing and size of individual license transactions are becoming increasingly important factors in our quarterly operating results. The sales cycles for these transactions are often lengthy and unpredictable, and the ability to close large license transactions on a timely basis or at all could cause additional variability in our quarterly operating results. In addition, our results could be adversely impacted by generic issues surrounding market volatility, global economic uncertainty and reductions in capital expenditures by large customers. The target clients for our products include a range of organizations that manage investment portfolios, including investment advisors, brokerage firms, banks and hedge funds. In addition, we target corporations, public funds, universities and non-profit organizations, which also manage investment portfolios and have many of the same needs. The success of many of our clients is intrinsically linked to the health of the financial markets. We believe that demand for our products could be disproportionately affected by fluctuations, disruptions, instability or downturns in the financial markets which may cause clients and potential clients to exit the industry or delay, cancel or reduce any planned expenditures for investment management systems and software products.

     Our future success will continue to depend upon our ability to develop new products, such as Moxy, Qube, and Geneva, that address the future needs of our target markets and to respond to emerging industry standards and practices. We are directing a significant amount of our product development efforts to the on-going development of Geneva. The failure to achieve widespread market acceptance of Geneva on a timely basis would adversely affect our business and operating results. To take advantage of the Internet, we have launched an Internet initiative whereby we are developing services, both announced and unannounced, to bring Internet-based products and services to clients. The first of these services, Rex, was launched during the second quarter of 1997. The second is the Advent Browser Reporting product which was launched in the third quarter of 1998. As we begin development of new products and services under the Internet initiative, we have and will continue to enter into development agreements with information providers, clients, or other companies in order to accelerate the delivery of new products and services. There can be no assurance that we will be successful in marketing Rex, Advent

Browser Reporting or in developing other Internet services. Our failure to do so could adversely affect our business and operating results.

                        CONSOLIDATED FINANCIAL STATEMENTS

                           CONSOLIDATED BALANCE SHEETS

December 31,                                           1998               1997
--------------------------------------------------------------------------------
(in thousands, except per share data)

               ASSETS
Current assets:
   Cash and cash equivalents                         $ 35,602           $ 26,025
   Short-term investments                               7,682             10,031
   Accounts receivable, net of allowance
     for doubtful accounts of  $362 in 1998
     and $265 for 1997                                $17,452             12,226
   Prepaid expenses and other                           2,010              1,391
   Deferred income taxes                                1,900              1,418
                                             -----------------  ----------------
      Total current assets                             64,646             51,091
                                             -----------------  ----------------
Fixed assets, net                                      11,433              7,424
Other assets, net                                      11,131                770
                                             -----------------  ----------------
      Total assets                                   $ 87,210           $ 59,285
                                             =================  ================
   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                  $  1,793             $  814
   Accrued liabilities                                  6,270              2,977
   Deferred revenues                                   14,511              6,832
   Income taxes payable                                 3,924              1,632
                                             -----------------  ----------------
      Total current liabilities                        26,498             12,255
                                             -----------------  ----------------
Long-term liabilities:
   Other liabilities                                      537                537
                                             -----------------  ----------------
      Total liabilities                                27,035             12,792
                                             -----------------  ----------------
Stockholders' equity:
   Preferred Stock, $0.01 par value
     Authorized: 2,000 shares
     Issued and outstanding: none                           -                  -
   Common stock, $0.01 par value
    Authorized: 40,000 shares
    Issued and outstanding: 8,209 shares
      in 1998 and 7,582 shares in 1997                     82                 76
   Additional paid-in-capital                          48,154             37,776
   Retained earnings                                   11,939              8,641
                                             -----------------  ----------------
      Total stockholders' equity                       60,175             46,493
                                             -----------------  ----------------
      Total liabilities and stockholders'
      equity                                         $ 87,210           $ 59,285
                                             =================  ================

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


Year Ended December 31,                      1998        1997         1996
---------------------------------------------------------------------------
(in thousands, except per share data)



REVENUES:
   License and development fees          $ 36,588     $ 23,710     $ 16,951
   Maintenance and other recurring         25,539       18,042       14,707
   Professional services and other          8,871        6,861        5,086
                                         --------     --------     --------
      Net revenues                         70,998       48,613       36,744
                                         --------     --------     --------
COST OF REVENUES:
   License and development fees             2,931          601          600
   Maintenance and other recurring          6,261        4,832        3,793
   Professional services and other          3,874        3,638        2,513
                                         --------     --------     --------
      Total cost of revenues               13,066        9,071        6,906
                                         --------     --------     --------
        Gross margin                       57,932       39,542       29,838
                                         --------     --------     --------
OPERATING EXPENSES:
   Sales and marketing                     23,465       15,580       12,446
   Product development                     12,582        9,439        6,731
   General and administrative               7,533        5,125        4,422
   Purchased research and development
     and other                              8,440            -        5,648
                                         --------     --------     --------
      Total operating expenses             52,020       30,144       29,247
                                         --------     --------     --------
        Income from operations              5,912        9,398          591
   Interest income, net                     1,442        1,236        1,165
                                         --------     --------     --------
        Income before income taxes          7,354       10,634        1,756
   Provision for income taxes               2,955        3,921        2,855
                                         --------     --------     --------
        Net income (loss)                 $ 4,399      $ 6,713     $(1,099)
                                         ========     ========     ========


NET INCOME (LOSS) PER SHARE DATA

DILUTED
Net income (loss) per share                $ 0.51       $ 0.84      $ (0.16)
Shares used in per share calculations       8,703        8,017        7,070

Basic
Net income (loss) per share                $ 0.55       $ 0.89      $ (0.16)
Shares used in per share calculations       8,066        7,521        7,070

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                      Additional
                                                    Common Stock        Paid in      Retained      Total
                                                  Shares    Amount      Capital      Earnings     Equity
---------------------------------------------------------------------------------------------------------
(in thousands)
Balances, December 31, 1995                        6,873      $ 68     $ 31,202     $  3,314    $ 34,584

Exercise of stock options                            383         4          702                      706
Tax benefit from exercise of
  stock options                                                           2,175                    2,175
Common stock issued under employee
  stock purchase plan                                 53         1          982                      983
Pooling of interests with Bold Software               35         -                      (287)       (287)
Net loss                                                                              (1,099)     (1,099)
                                                  -------    ------   ----------   ----------  -----------
Balances, December 31, 1996                        7,344        73       35,061        1,928      37,062
                                                  -------    ------   ----------   ----------  -----------
Exercise of stock options                            200         2        1,143                    1,145
Tax benefit from exercise of stock options                                  704                      704
Common stock issued under employee stock
  purchase plan                                       38         1          868                      869
Net income                                                                             6,713       6,713
                                                  -------    ------   ----------   ----------  -----------
Balances, December 31, 1997                        7,582        76       37,776        8,641      46,493
                                                  -------    ------   ----------   ----------  -----------
Exercise of stock options                            154         1        1,580                    1,581
Tax benefit from exercise of stock options                                  795                      795
Common stock issued under employee stock
  purchase plan                                       38         1          945                      946
Pooling of interest with MicroEdge                   250         3                    (1,101)     (1,098)
Shares issued in connection with acquisition
  of HubData                                          15         -          546                      546
Shares issued in connection with acquisition
  of Blackbaud                                       170         1        6,512                    6,513
Net income                                                                             4,399       4,399
                                                  -------    ------   ----------   ----------  -----------
Balances, December 31, 1998                        8,209      $ 82     $ 48,154     $ 11,939    $ 60,175
                                                  =======    ======   ==========   ==========  ===========

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

December 31,                                                      1998         1997          1996
--------------------------------------------------------------------------------------------------
(in thousands)

Cash flows from operating activities:
   Net income (loss)                                          $  4,399     $  6,713      $ (1,099)
   Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
      Purchased research and development and other               7,511            -         5,648
      Depreciation and amortization                              2,559        1,970         1,528
      Provision for doubtful accounts                              471          248           (15)
      Deferred income taxes                                     (3,514)        (267)          247
      Deferred rent                                                  -          (62)          129
      Cash provided by (used in) operating assets and
      liabilities:
        Accounts receivable                                     (5,521)      (3,975)       (3,625)
        Prepaid and other current assets                          (401)        (789)         (213)
        Accounts payable                                           539          168          (885)
        Accrued liabilities                                      1,220          350           234
        Deferred revenues                                        6,403        1,761        (2,130)
        Income taxes payable                                     3,006        1,565         1,780
        Net liabilities assumed in pooling of interests
         with Microedge                                         (1,101)           -             -
                                                              ---------    ---------     ---------
           Net cash provided by operating activities            15,571        7,682         1,599
                                                              ---------    ---------     ---------
Cash flows from investing activities:
Net cash used in acquisition of the DX Group                         -            -        (3,963)
Net cash used in acquisition of Hub Data, net of cash
  acquired                                                      (4,279)           -             -
Net cash used in acquisition of Portfolio Management
  Systems, net of cash acquired                                   (446)           -             -
   Acquisition of fixed assets                                  (6,186)      (5,290)       (1,384)
   Proceeds from sale of fixed assets                               60            -             -
   Purchases of short-term investments                          (4,880)     (10,041)       (1,167)
   Maturities of short-term investments                          7,229        1,183         1,160
   Deposits and other                                              (19)           -          (287)
                                                              ---------    ---------     ---------
           Net cash used in investing activities                (8,521)     (14,148)       (5,641)
                                                              ---------    ---------     ---------
Cash flows from financing activities:
   Proceeds from exercise of stock options                       1,581        1,145           706
   Proceeds from issuance of common stock                          946          869           983
   Payment of note issued in acquisition of the DX Group                                     (800)
   Payment of debt assumed in acquisition of the DX Group                                    (288)
                                                              ---------    ---------     ---------
           Net cash provided by financing activities             2,527        2,014           601
                                                              ---------    ---------     ---------
Net increase (decrease) in cash and cash equivalents             9,577       (4,452)       (3,441)
Cash and cash equivalents at beginning of year                  26,025       30,477        33,918
                                                              ---------    ---------     ---------
Cash and cash equivalents at end of year                      $ 35,602     $ 26,025      $ 30,477
                                                              =========    =========     =========
Supplemental disclosure of cash flow information:
   Cash paid for income taxes during year                     $  2,888     $  2,515      $  1,012
    Issuance of common stock shares for the acquisition
      of Blackbaud:                                              6,513
    Issuance of common stock shares for the acquisition
      of Hub Data:                                                 546

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

     Short-term  investments  are  comprised  of various  marketable  securities carried at cost. These investments are maintained with major financial institutions. Securities are considered to be held-to-maturity. Amounts reported for short-term investments are considered to approximate the fair value based on comparable market information available at the respective balance sheet dates. Realized investment gains and losses have not been significant.

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

     CAPITALIZED SOFTWARE Costs incurred for software development prior to technological feasibility are expensed as product development costs in the period incurred. Once the point of technological feasibility is reached, production costs are capitalized.
Such capitalized software costs were not material in 1998, 1997 and 1996.

     REVENUE RECOGNITION Advent licenses application software programs and offers annual maintenance programs which provides for technical support and updates to software products. Advent's development agreements generally provide for development of technologies and products which are expected to become part of Advent's product or product offerings in the future. Certain of these agreements may require royalty payments based on future sales of the developed products. Such amounts will be included in costs of goods sold as accrued. Advent also offers customers on-site consulting services, training, custom programming, and other services.

     The Company adopted the provisions of Statement of Position 97-2, or SOP 97-2, Software Revenue Recognition, as amended by Statement of Position 98-4, Deferral of the Effective Date of Certain Provisions of SOP 97-2, effective January 1, 1998. SOP 97-2 supersedes Statement of Position 91-1, Software Revenue Recognition, and delineates the accounting for software product and maintenance revenue. Under SOP 97-2, the Company recognizes license revenue upon shipment of a product to the client if a signed contract exists, the fee is fixed and determinable and collection of resulting receivables is probable. For contracts with multiple obligations (e.g. deliverable and undeliverable products, maintenance and other services), the Company allocates revenue to each component of the contract based on objective evidence of its fair value, which is specific to the Company, or for products not being sold separately, the price established by management. The Company recognizes revenue allocated to undelivered products when the criteria for product revenue set forth above are met. The Company recognizes revenue allocated to maintenance fees for ongoing customer support and product updates ratably over the period of the maintenance contract. Payments for maintenance fees are generally made in advance and are non-refundable. Revenues for interface and other development and custom programming are recognized using the percentage of completion method of accounting based on the costs incurred to date compared with the estimated cost of completion. Revenues from professional services are recognized as work is performed.

      NET INCOME (LOSS) PER SHARE Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for that period. Diluted net income
(loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential shares consist of incremental common shares issuable upon exercise of stock options and warrants and conversion of preferred stock for all periods.

     RECLASSIFICATIONS In 1998, certain reclassifications were made to the 1997 financial statement amounts to conform to the 1998 presentation. These reclassifications had no impact on net income (loss), working capital, or cash flows.

    COMPREHENSIVE INCOME Advent has adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", effective January 1, 1998. This statement requires the disclosure of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. There are no significant components of comprehensive income excluded from net income; therefore, no separate statement of comprehensive income has been presented.

     SEGMENT INFORMATION The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 31, 1997. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 changes current practice under SFAS No. 14 by establishing a new framework on which to base segment reporting and introduces requirements for interim reporting of segment information.

     The Company has determined that it has a single reportable segment consisting of the development, marketing and sale of stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission critical functions of investment management organizations.

     Management uses one measurement of profitability and does not disaggregate its business for internal reporting. The Company's international operations in 1998, 1997 and 1996 have not been material to revenue or net income.

     NEW ACCOUNTING PRONOUNCEMENTS In June of 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management has not yet evaluated the effects of this change on its operations. The Company will adopt SFAS No. 133 as required for its first quarterly filing of fiscal year 2000.

     In December 1998, the Accounting Standards Executive Committee (AcSEC) released Statement of Position 98-9, or SOP 98-9, Modification of SOP 97-2, "Software Revenue Recognition," with Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor-specific objective evidence (VSOE) of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 (other than the requirement for VSOE of the fair value of each delivered element) are satisfied.

     The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. The Company is evaluating the requirements of SOP 98-9 and the effects, if any, on the Company's current revenue recognition policies.

     USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements. Actual results could differ from those estimates.

    ACCOUNTING FOR LONG-LIVED ASSETS The Company reviews property, equipment, goodwill and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Intangibles are amortized over their estimated useful lives (typically five to ten years).

    FOREIGN CURRENCY TRANSLATION The functional currency of the Company's foreign subsidiary is the local foreign currency. All assets and liabilities denominated in foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments resulting from translation of intercompany accounts are accumulated as a separate component of stockholders' equity and have not been significant. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and have not been significant.

2.  ACQUISITIONS

    In February 1996, Advent acquired Data Exchange, Inc. (the DX Group), a private company based in New York, for $4.0 million in cash and an $800,000 note. This note was paid during the third quarter of 1996 and did not bear interest. The transaction was accounted for as a purchase. Advent incurred a one-time charge of $5.6 million in connection with the write-off of in-process research and development. This expense was recorded in purchased research and development and other expenses. We believe that the technology acquired had not reached technological feasibility and had no alternative future use.

    In November 1996, Advent issued 35,000 shares of common stock in exchange for all of the outstanding shares of Bold Software, Inc., a private software development company based in New York. This business combination was accounted for as a pooling of interests. Prior year amounts have not been restated to include Bold Software's results of operations as such operations were immaterial. As a result of this business combination, Advent introduced Advent Partner, a tax layering and partnership allocation solution which integrates with Axys.

    In February 1998, Advent issued 250,000 shares of common stock in exchange for all of the outstanding shares of MicroEdge, Inc. MicroEdge is the leading provider of software products to foundations, corporations and other organizations to manage their grant-making activities. This business combination was accounted for as a pooling of interests, and the results of operations of MicroEdge are included in the Company's financial statements beginning January 1, 1998. The results of operations as well as the assets and liabilities of MicroEdge, in prior periods, were not material to the consolidated results of operations or financial position of Advent. Accordingly, the Company did not restate its financial statements for periods prior to January 1, 1998.

    In May 1998, Advent issued 170,000 shares of common stock for certain assets of the Grants Management Division of Blackbaud, Inc. This acquisition combines the grants management product line of Blackbaud with MicroEdge. This transaction was accounted for as a purchase and the results of operations are included in the Company's financial statements beginning on the acquisition date. Advent incurred a charge for in-process research and development and other expenses of $5.4 million in connection with this transaction. We believe that the technology acquired had not reached technological feasibility and had no alternative future use. Other intangibles of $2.0 million were recorded in connection with this acquisition and are being amortized, using a straight-line method, over a period of 5 years.

    In November 1998, Advent issued 15,000 shares of common stock and paid $4.1 million in exchange for substantially all of the outstanding shares of Hub Data, Inc., a distributor of consolidated securities information and data to investment management organizations. Hub Data is located in Cambridge, MA and delivers services to over 240 institutional investment firms. This business combination was accounted for as a purchase and the results of operations for Hub Data are included in the Company's financial statements beginning on the acquisition date. Advent incurred a charge for in-process research and development expense of $3.0 million in connection with this transaction. We believe that the technology acquired had not reached technological feasibility and had no alternative future use. As a result of net liabilities assumed and acquisition expenses of $1.6 million, goodwill of $3.2 million was recorded in connection with this transaction and is being amortized, using a straight-line method, over a period of 7 years.

    In November 1998, Advent paid AUS $583,000 (approximately US $370,000) in exchange for all of the outstanding shares of Portfolio Management Systems Pty., Ltd., a distributor of Advent products in Australia. This business combination was accounted for as a purchase and the results of operations are included in the Company's financial statements beginning on the acquisition date. As a result of net liabilities assumed and acquisition expenses of $2.0 million, goodwill of $2.4 million was recorded in connection with this transaction and is being amortized, using a straight-line method, over a period of 10 years. Subsequent to the acquisition, the name of this subsidiary was changed to Advent Australia.

    The results of operations of Blackbaud, Hub Data and Portfolio Management Systems in 1998 and 1997 were not material to the consolidated results of operations of Advent. Accordingly, no pro forma results are presented.

3.  BALANCE SHEET DETAIL

The following is a summary of fixed assets:


 December 31,                            1998             1997
----------------------------------------------------------------
(in thousands)

Computer Equipment                    $ 10,444          $ 6,997
Leasehold Improvements                   7,266            4,676
Furniture & Fixtures                       978              837
Telephone System                           943              672
                                      ---------         --------
                                        19,631           13,182
Accumulated Depreciation                (8,198)          (5,758)
                                      ---------         --------
Total fixed assets, net               $ 11,433          $ 7,424
                                      =========         ========

Depreciation expense was approximately $2,250,000, $1,728,000 and $1,352,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

The following is a summary of other assets:



 December 31,                                                 1998         1997
--------------------------------------------------------------------------------
(in thousands)

Goodwill, net of accumulated amortization of $57             $ 5,529     $    -
Other Intangibles, net of accumulated amortization
  of $202 in 1998 and $423 in 1997                             1,752         302
Deposits and other                                               526         176
Deferred Taxes                                                 3,324         292
                                                            --------     -------
Total other assets, net                                     $ 11,131     $   770
                                                            ========     =======

Amortization expense was approximately $319,000, $242,000 and $181,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

The following is a summary of accrued liabilities:



 December 31,                           1998        1997
---------------------------------------------------------
(in thousands)

Salaries and benefits payable        $ 2,624     $ 1,577
Commissions payable                    1,229         752
Sales taxes payable                    1,212         300
Other                                  1,205         348
                                     -------     -------
Total accrued liabilities            $ 6,270     $ 2,977
                                     =======     =======

4.  Income Taxes

     The provision for income taxes includes:

                                 Year Ended December 31,
                          1998            1997            1996
                     ------------------------------------------
(in thousands)

Current
       Federal          $ 5,008         $ 3,089        $ 1,994
       State              1,461             815            577
Deferred
       Federal           (2,650)             26            227
       State               (864)             (9)            57
                     ------------------------------------------
               Total    $ 2,955         $ 3,921        $ 2,855
                     ==========================================


     Advent's effective tax rate, as a percent of pre-tax income, differs from the statutory federal rate as follows:

                                         Year Ended December 31,
                                 1998            1997            1996
                              -------------------------------------------


Statutory federal rate            35.0%           35.0%          34.0%
State taxes                        5.3             7.6           23.8
Purchased research and
    development                                                 109.4
Research and development tax
     credits                      (4.4)           (3.0)          (5.1)
Other                              4.3            (2.7)           0.5
                              -------------------------------------------

               Total              40.2%           36.9%         162.6%
                              ===========================================

     In 1996, the effective tax rate was higher due to the $5.6 million write-off of in-process research and development and other expenses. It was not deductible for tax purposes.

     Deferred income taxes reflect the net tax effects of temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes. The approximate tax effects of temporary differences which give rise to net deferred tax assets are:

                                         Year Ended December 31,
                                          1998            1997
                                     ------------------------------
(in thousands)

Current:
       Deferred revenue                  $   515         $   610
       Accrued liabilities                   725             519
       Reserves                              543             211
       State taxes                           117              78
                                         -------         -------
                                           1,900           1,418
                                         -------         -------
Noncurrent:
       Depreciation and amortization       3,149              74
       Deferred rent                         175             218
                                         -------         -------
                                           3,324             292
                                         -------         -------
           Total deferred tax assets     $ 5,224         $ 1,710
                                         =======         =======


5.  Commitments

    Advent leases office space and equipment under noncancelable operating lease agreements, which expire at various dates through October 2009. Some operating leases contain escalation provisions for adjustments in the consumer price index. Advent is responsible for maintenance, insurance, and property taxes and has five-year extension options on its primary facilities leases. Future minimum payments under the noncancelable operating leases consist of the following at December 31, 1998 (in thousands):


1999                                $ 3,966
2000                                  5,062
2001                                  5,184
2002                                  5,248
2003                                  5,300
2004 and thereafter                  23,047
                              --------------

Total minimum lease
   payments                        $ 47,807
                              ==============

     Rent expense for 1998, 1997, and 1996 was approximately $2,494,000, $1,484,000 and $1,159,000, respectively.

6.  Employee Benefit Plans

     401(k) Plan

     Advent has a 401(k) deferred savings plan covering substantially all employees. Employee contributions, limited to 15% of compensation, are matched 50% by Advent, up to a maximum of $500 per employee per year. Matching contributions by Advent in 1998, 1997 and 1996 were $117,000, $103,000 and $73,000, respectively. In addition to the employer matching contribution, Advent may make a profit sharing contribution at the discretion of the Board of Directors. Advent made profit sharing contributions of $143,000, $121,000 and $87,000 in 1998, 1997 and 1996, respectively.

     1995 Employee Stock Purchase Plan

     All individuals employed by Advent are eligible to participate in the Employee Stock Purchase Plan (Purchase Plan) if they are employed by Advent for at least 20 hours per week and at least five months per year. The Purchase Plan permits eligible employees to purchase Advent's common stock through payroll deductions at a price equal to 85% of the lower of the closing sale price for Advent's common stock reported on the Nasdaq National Market at the beginning and the end of each six-month offering period. In any calendar year, eligible employees can withhold up to 10% of their salary and certain variable compensation. A total of 300,000 shares of common stock have been reserved for issuance under the Purchase Plan of which 129,000 shares have been issued. Approximately, 38,000, 38,000 and 53,000 shares were sold through the Purchase Plan in 1998, 1997 and 1996, respectively.

7.  Net Income (Loss) Per Share


Year ended December 31,                                      1998                 1997                  1996
-------------------------------------------------------------------------------------------------------------

Net income (loss)                                         $ 4,399              $ 6,713              $ (1,099)
Reconciliation of shares used in basic
and diluted per share calculations

BASIC

Weighted average common shares outstanding                  8,066                7,521                 7,070
Shares used in basic net income (loss) per                -------              -------              ---------
  share calculation                                         8,066                7,521                 7,070
                                                          -------              -------              ---------
Basic net income (loss) per share                          $ 0.55               $ 0.89               $ (0.16)
                                                          =======              =======              =========
DILUTED

Weighted average common shares outstanding                  8,066                7,521                 7,070

Dilutive effect of stock options and warrants                 637                  496                     -
                                                          -------              -------              ---------
Shares used in diluted net income (loss) per
  share calculation                                         8,703                8,017                 7,070
                                                          -------              -------              ---------
Diluted net income (loss) per share                        $ 0.51               $ 0.84               $ (0.16)
                                                          =======              =======              =========

Options outstanding at December 31, 1998, 1997
   and 1996 not included in computation of
   diluted EPS because the exercise price was
   greater than the average market price                  108,077              419,123                32,846

Price range of options not used in diluted EPS
   calculation                                    $37.50 - $42.63      $28.00 - $32.75       $29.75 - $32.75

8. Stockholders' Equity

     Stock Options

     Under Advent's 1992 Stock Plan (the Plan) Advent may grant options to purchase common stock to employees and consultants. Options granted may be incentive stock options or nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Plan) and the vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Plan.

     The activity under the Plan was as follows:

                                                                   Outstanding Options
                                                 ---------------------------------------------------------
                                                                                                Weighted
                                                                                  Aggregate      Average
                                  Available       Number of      Price Per         Exercise     Price Per
                                  for Grant        Options         Share            Price         Share
                                  ---------      ----------    -------------     ------------   --------

Balances, December 31, 1995        153,000       1,026,000     $0.63 - 12.00    $  4,160,000    $  4.05

Authorized                         400,000               -                 -               -          -
Options granted                   (412,000)        412,000     19.50 - 32.00      10,376,000      25.18
Options exercised                        -        (283,000)     0.63 - 12.00        (642,000)      2.27
Options canceled                    58,000         (58,000)     1.00 - 19.50        (754,000)     13.00
                                  ---------      ----------    -------------     ------------   --------
Balances, December 31, 1996        199,000       1,097,000      0.63 - 32.00      13,140,000      11.98

Authorized                         600,000               -                 -               -          -
Options granted                   (836,000)        836,000     25.00 - 28.75      21,737,000      26.00
Options exercised                        -        (198,000)     0.63 - 19.50        (853,000)      4.31
Options canceled                   145,000        (145,000)     1.00 - 32.00      (2,902,000)     20.01
                                  ---------      ----------    -------------     ------------   --------
Balances, December 31, 1997        108,000       1,590,000      0.63 - 32.00      31,122,000      19.57

Authorized                         500,000               -                 -               -          -
Options granted                   (666,000)        666,000     27.50 - 42.63      22,004,000      33.04
Options exercised                        -        (151,000)     0.63 - 32.00      (1,372,000)      9.09
Options canceled                   107,000        (107,000)     5.00 - 42.63      (2,594,000)     24.22
                                  ---------      ----------    -------------     ------------   --------
Balances, December 31, 1998         49,000       1,998,000     $1.00 - 42.63    $ 49,160,000    $ 24.60
                                  =========      ==========    =============     ============   ========

     At December 31, 1998, 1997 and 1996,  571,000,  331,000 and 241,000 options outstanding were exercisable with an aggregate exercise price of $9,691,000, $3,190,000 and $957,000, respectively.

     In November 1998, the Board of Directors approved the 1998 Nonstatutory Stock Option Plan ("Nonstatutory Plan") and reserved 100,000 shares of common stock for issuance thereunder. Under Advent's 1998 Nonstatutory Plan, Advent may grant options to purchase common stock to employees and consultants, excluding persons who are executive officers and directors. Options granted are nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Nonstatutory Plan) and the vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Nonstatutory Plan. The activity under the Nonstatutory Plan was as follows:


                                                              Outstanding Options
                                            -----------------------------------------------------------
                                                                                             Weighted
                                                                             Aggregate       Average
                               Available      Number of     Price Per        Exercise       Price Per
                               for Grant       Options        Share            Price          Share
                              -----------   -------------  ------------   ---------------  ------------

        Authorized               100,000               -       $     -        $        -       $     -
      Options granted            (92,000)         92,000         37.25         3,423,000         37.25
     Options exercised                 -               -             -                 -             -
     Options canceled                  -               -             -                 -             -
                              -----------   -------------  ------------   ---------------  ------------
Balances, December 31, 1998        8,000          92,000       $ 37.25        $3,423,000       $ 37.25
                              ===========   =============  ============   ===============  ============


Of the 92,000 options under the Nonstatutory Plan outstanding at December 31, 1998, none were exercisable.

     In addition to the Plan and the Nonstatutory Plan, Advent had granted options to purchase common stock to employees or consultants under special arrangements. These options have an exercise price of $1.00 per share. There were 7,000, 10,000 and 12,000 of these options outstanding at December 31, 1998, 1997 and 1996, respectively. The change in each period was a result of the exercise of 3,000, 2,000 and 4,000 options during 1998, 1997 and 1996, respectively. The shares outstanding at December 31, 1998 are fully vested.

     Advent's 1995 Director Option Plan (the Director Plan) provides for the grant of nonstatutory stock options to non-employee directors of Advent (Outside Directors). Under the Director Plan, each Outside Director is granted a non-qualified option to purchase 10,000 shares on the last to occur of the date of effectiveness of the Director Plan or the date upon which such person first becomes a director with an exercise price equal to the fair market value of Advent's common stock as of the date of the grant. In subsequent years, each Outside Director is automatically granted an option to purchase 2,000 shares on December 1 with an exercise price equal to the fair value of Advent's common stock on that date. Options granted under the Director Plan vest over a five year period and have a ten year term.

     The activity under the Director Plan was as follows:

                                                       Outstanding Options
                                       ---------------------------------------------------
                                                                                 Weighted
                                                                    Aggregate     Average
                             Available  Number of     Price Per      Exercise    Price Per
                             for Grant   Options       Share          Price        Share
                            ---------- ---------- ---------------- ------------ ----------

Balances, December 31, 1995    45,000     30,000          $ 18.00  $   540,000    $ 18.00

Options granted                (6,000)     6,000            32.75      196,500      32.75
                            ---------- ---------- ---------------- ------------ ----------
Balances, December 31, 1996    39,000     36,000    18.00 - 32.75      736,500      20.45

Options exercised                   -     (2,800)           18.00      (50,400)     18.00
Options granted               (24,000)    24,000    24.88 - 25.00      599,500      24.98
Options canceled                9,200     (9,200)   18.00 - 32.75     (194,500)     21.14
                            ---------- ---------- ---------------- ------------ ----------
Balances, December 31, 1997    24,200     48,000    18.00 - 32.75    1,091,100      22.73

Options granted                (8,000)     8,000            38.75      310,000      38.75
Options exercised                   -          -                -            -          -
Options canceled                    -          -                -            -          -
                            ---------- ---------- ---------------- ------------ ----------
Balances, December 31, 1998    16,200     56,000   $18.00 - 38.75  $ 1,401,100    $ 25.02
                            ========== ========== ================ ============ ==========

At December 31, 1998, 1997 and 1996, 19,000, 8,300 and 6,000 options outstanding were exercisable with an aggregate exercise price of $403,000, $150,000 and $108,000, respectively.

     In addition to the Director Plan, Advent granted options, prior to 1994, to an Outside Director for the purchase of 96,000 shares of common stock with an exercise price of $0.63 per share. These options were exercised during 1996.

     At December 31, 1998, Advent had reserved 2,232,000 shares of common stock for the exercise of stock options under all of its option plans.

     Advent has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for Advent's stock option plans. If compensation had been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, Advent's net income (loss) and net income (loss) per share for the year ended December 31, 1998, 1997 and 1996, respectively, would have been as follows:

                                    1998         1997        1996
                                 ---------    ---------   -----------

Net income (loss) - as reported   $ 4,399      $ 6,713     $ (1,099)
Net income (loss) - pro forma     $ 1,380      $ 5,026     $ (1,680)

PER SHARE DATA

DILUTED
Net income (loss)  per share
- as reported                     $  0.51      $  0.84     $  (0.16)
Net income (loss) per share
- pro forma                       $  0.16      $  0.63     $  (0.24)

BASIC
Net income (loss)  per share
- as reported                     $  0.55      $  0.89     $  (0.16)
Net income (loss) per share
- pro forma                       $  0.17      $  0.67     $  (0.24)

     Such pro forma disclosures may not be representative of future compensation costs because options vest over several years and additional grants are made each year.

     The weighted-average grant-date fair value of options granted were $16.81, $14.50 and $14.50 per option for the years ended December 31, 1998, 1997 and 1996, respectively.

     The fair value of each option grant is estimated on the date of grant using
the   Black-Scholes   valuation  model  with  the  following   weighted  average
assumptions:


                               1998             1997             1996
                          ---------------   ---------------  ----------------
Risk-free interest rate        4.9%             5.99%             6.03%
Volatility                     60.4             56.91             55.04
Expected life                5 years           5 years           5 years
Expected dividends             None              None             None
Average turnover rate           8%                8%               8%


     The risk-free interest rate was calculated in accordance with the grant date and expected life. Volatility was calculated using an analysis of an Advent peer group of publicly traded companies. The weighted average expected life was calculated based on the vesting period and the exercise behavior of the participants.

     The fair value for the Employee Stock Purchase Plan rights were also estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 1998, 1997 and 1996: risk-free interest rates of 4.9%, 5.99% and 6.03%, respectively; dividend yield of 0%; volatility factors of 60%, 57% and 55% for 1998, 1997 and 1996, respectively; and a six-month expected life. The weighted average fair value of the ESPP rights granted in 1998, 1997 and 1996 was $9.61, $8.96 and $9.84, respectively.

     The options outstanding and currently exercisable by exercise price at December 31, 1998 are as follows:


                               Options Outstanding                        Options Exercisable
                 -----------------------------------------------    -------------------------------
                                   Weighted
                                    Average
                                   Remaining
                       Number     Contractual   Weighted Average       Number      Weighted Average
Exercise Prices     Outstanding      Life        Exercise Price      Exercisable    Exercise Price

$1.00 - $6.50          373,000       5.73       $         4.79           265,000   $          4.34
$18.00 - $25.88        624,000       8.67                24.41           160,000             23.69
$27.50 - $38.75      1,025,000       9.01                30.61           169,000             29.07
$38.75 - $42.63        131,000       9.33                42.63             3,000             42.63
                 --------------  ---------      ----------------    -------------  ----------------
                     2,153,000       8.37       $        25.07           597,000   $         16.91
                 ==============  =========      ================    =============  ================


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Advent Software, Inc.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Advent Software, Inc. and its subsidiaries at December 31, 1998 and December 31, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Francisco, California
January 15, 1999

                             SELECTED FINANCIAL DATA

SELECTED ANNUAL DATA

Year Ended December 31,                      1998*         1997         1996*         1995         1994*
---------------------------------------------------------------------------------------------------------
(in thousands, except per share data)

STATEMENT OF OPERATIONS
Net revenues                              $ 70,998     $ 48,613      $ 36,744     $ 25,957      $ 20,101
Income from operations                       5,912        9,398           591        4,158         1,648
Net income (loss)                            4,399        6,713        (1,099)       2,819         1,064

NET INCOME (LOSS) PER SHARE DATA
DILUTED
Net income (loss) per share                   0.51         0.84         (0.16)        0.46          0.18
Shares used in per share calculation**       8,703        8,017         7,070        6,160         5,844

BASIC
Net income (loss) per share                   0.55         0.89         (0.16)        0.82          0.36
Shares used in per share calculation**       8,066        7,521         7,070        3,455         2,925

Balance Sheet
Working capital                           $ 38,148     $ 38,836      $ 32,775     $ 31,008       $ 5,093
Total assets                                87,210       59,285        46,691       44,750        15,594
Long-term liabilities                          537          537           599          470           708
Stockholders' equity                        60,175       46,493        37,062       34,584         8,291


SELECTED QUARTERLY DATA

                                           First       Second         Third       Fourth
                                          Quarter      Quarter       Quarter      Quarter
------------------------------------------------------------------------------------------
(in thousands, except per share data)

1998*
Net revenues                             $ 14,049     $ 16,706      $ 18,604     $ 21,638
Income (loss) from operations               1,622       (2,155)        4,288        2,159
Net income (loss)                           1,258       (1,582)        3,062        1,662
Net income (loss) per share - Diluted        0.15        (0.20)         0.35         0.19
Net income (loss) per share - Basic          0.16        (0.20)         0.38         0.20

1997
Net revenues                             $  9,553     $ 11,699      $ 12,958     $ 14,403
Income from operations                      1,121        2,169         2,817        3,291
Net income                                    851        1,522         2,007        2,333
Net income per share - Diluted               0.11         0.19          0.25         0.29
Net income per share - Basic                 0.12         0.20          0.27         0.31


PRICE RANGE OF COMMON STOCK

NASDAQ National Market Symbol "ADVS"       High             Low
------------------------------------------------------------------

Year Ended December 31, 1998
First Quarter                         $        48     $    26 1/4
Second Quarter                             48 1/8          33 1/2
Third Quarter                              52 1/2              30
Fourth Quarter                             48 5/8        19 13/16

Year Ended December 31, 1997
First Quarter                         $    30 3/4     $    20 1/4
Second Quarter                                 33          18 5/8
Third Quarter                                  33          25 1/4
Fourth Quarter                             31 3/4          22 1/2


* In 1998, 1996 and 1994, Advent recognized charges of $8.4 million, $5.6 million and $1.0 million, respectively, in connection with the write-off of purchased research and development and other expenses. Excluding these charges, net income per share - diluted would have been $1.18, $0.58 and $0.27 in 1998, 1996 and 1994, respectively. For further explanation, see "Purchased Research and Development and Other" in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 40.

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

TRANSFER AGENT & REGISTRAR

EquiServe is the Transfer Agent and Registrar of Advent's common stock and maintains stockholder accounting records. Inquiries regarding lost certificates, consolidation of accounts, and changes in address, name or ownership should be addressed to:

EquiServe
Boston EquiServe Division
Shareholder Services
150 Royall Street
Canton, MA  02021
Telephone: (781) 575-3120
Internet:  http://www.equiserve.com