Form 10-K, Exhibit 13
period 1999-12-31
ADVENT SOFTWARE INC /DE/
filed 2000-03-17
CIK 1002225

EXHIBIT 13.1

        SELECTED PORTIONS OF ADVENT'S 1999 ANNUAL REPORT TO STOCKHOLDERS

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     We are the leading provider of stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support mission-critical functions of investment management organizations. Our clients vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, universities and non-profit organizations.

ACQUISITIONS

     In February 1998, we issued 750,000 shares of Common Stock in exchange for all of the outstanding shares of MicroEdge, a leading provider of software products to foundations, corporations and other organizations to manage their grant-making activities. This business combination was accounted for as a pooling of interests and the results of operations of MicroEdge are included in the financial statements beginning January 1, 1998. The results of operations as well as the assets and liabilities of MicroEdge in 1997, or prior years, were not material to the consolidated results of operations or financial position. Accordingly, we did not restate our financial statements for periods prior to January 1, 1998.

     In May 1998, we issued 510,000 shares of Common Stock for certain assets of the Grants Management Division of Blackbaud, Inc., a privately held company located in Charleston, South Carolina. Through this acquisition we combined the Grants Management product line of Blackbaud with MicroEdge. This transaction was accounted for as a purchase and the results of operations of the business and assets acquired are included in our financial statements from the date of acquisition. We incurred a charge relating to in-process research and development and other expenses of $5.4 million in connection with this transaction. We believe that the technology required had not reached technological feasibility and had no alternative future use. Other intangibles of $2.0 million were recorded in connection with this acquisition and are being amortized over a period of 5 years.

     In November 1998, we issued 45,000 shares of Common Stock and paid $4.1 million in exchange for all the outstanding shares of Hub Data, Inc., a distributor of consolidated securities information and data to investment management organizations. Hub Data is located in Cambridge, MA and delivers services to over 240 institutional investment firms. This business combination was accounted for as a purchase and the results of operations for Hub Data are included in our financial statements beginning on the acquisition date. We incurred a charge relating to in-process research and development of $3.0 million in connection with this transaction. We believe that the technology acquired had not reached technological feasibility and had no alternative future use. As a result of net liabilities assumed and acquisition expenses of $1.6 million, goodwill of $3.2 million was recorded in connection with this transaction and is being amortized over a 7 year period.

     In November 1998, we paid AUS $583,000 (approximately US $370,000) in exchange for all the outstanding shares of Portfolio Management Systems, Pty. Ltd., a distributor of Advent products in Australia. This business combination was accounted for as a purchase and the results of operations are included in our financial statements beginning on the acquisition date. This acquisition provides an international channel for sale of our products and services. As a result of net liabilities assumed and acquisition expenses of $2.0 million, goodwill of $2.4 million was recorded in connection with this transaction and is being amortized over a period of 10 years. Subsequent to the acquisition, we changed the name of this subsidiary to Advent Australia.

DISTRIBUTOR RELATIONSHIP

     We rely on a number of strategic alliances to help us achieve market acceptance of our products and to leverage our development, sales, and marketing resources. In the third quarter of 1999, our existing distributor in Scandinavia formed Advent Europe to distribute the Advent Office suite throughout most of the European Community. Advent Europe, incorporated in The Netherlands, is an independent entity and is financially backed by our Scandinavian distributor. It will make tax and language modifications to Advent Office to fit the various needs of the local jurisdictions and then market and license the Advent Office suite. All transactions between Advent Europe and us will be transacted in U.S. dollars.

SECONDARY OFFERING

     In June 1999, we completed a secondary public offering of 3.9 million shares of Common Stock at an offering price of $20.688 per share. Of the 3.9 million shares of Common Stock offered, 300,000 shares were sold by a selling stockholder. The net proceeds of the offering to Advent were $70.2 million.

STOCK SPLITS

     Our Board of Directors approved a three-for-two split of our Common Stock in July 1999. The stock split was effected as a stock dividend. Stockholders of record as of the close of business on July 30, 1999 were issued a certificate representing one additional Common Share for every two shares of Common Stock held on the record date. These certificates were distributed on August 16, 1999. This stock split increased the number of shares outstanding from approximately
9.6 million shares to approximately 14.4 million shares.

     Our Board of Directors approved a two-for-one split of our Common Stock in February 2000. The stock split was effected as a stock dividend. Stockholders of record as of the close of business on February 28, 2000 were issued a certificate representing one additional Common Share for each share of Common Stock held on the record date. These certificates were distributed on March 13, 2000. This stock split increased the number of shares of Common Stock outstanding from approximately 14.8 million shares to approximately 29.6 million shares.

     All shares and per share data in this Form 10-K have been adjusted to reflect both stock splits.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

REVENUES

     Net revenues were $102 million, $71 million, and $49 million in 1999, 1998, and 1997, respectively, representing increases of 43% from 1998 to 1999 and 46% from 1997 to 1998. Our net revenues are derived from license and development fees, maintenance and other recurring revenues, and professional services and other revenues related to our software products. In each of 1999, 1998 and 1997, the majority of our net revenues were from domestic sales, with international sales representing less than 8% of net revenues. License revenues are derived from the licensing of software products while development fees are derived from development contracts that we have entered into with other companies, including customers and development partners. Maintenance and other recurring revenues are derived from maintenance fees charged in the initial licensing year, renewals of annual maintenance services in subsequent years and revenues derived from client utilization of proprietary interfaces to access pricing and other data supplied by third parties. Professional services and other revenues include fees for consulting, implementation and integration management, custom programming, training services and semi-annual conferences.

     Axys and its related products and services accounted for the majority of net revenues in 1999, 1998 and 1997. However, we have been successful in increasing multi-product sales by emphasizing our suite of products and, therefore, new products have accounted for an increasing portion of net revenues in all three years.

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

     LICENSE AND DEVELOPMENT FEES. License and development fees revenue were $49.3 million, $36.6 million and $23.7 million in 1999, 1998 and 1997, respectively, representing increases of 35% from 1998 to 1999 and 54% from 1997 to 1998. License and development fees revenues as a percentage of net revenues were 49%, 52% and 49% in 1999, 1998 and 1997, respectively. The increase in absolute dollars from 1998 to 1999 was primarily due to increased demand for the Advent Office suite and increased demand for our Geneva software which is sold primarily to global financial institutions, partially offset by decreased development fees from certain development partners. The increase in absolute dollars from 1997 to 1998 was primarily due to continued demand for our Advent Office suite and increased development fees. We typically license our products on a per server, per user basis with the price per site varying based on the selection of the products licensed and the number of authorized users. As we carry out larger implementations and continue our Internet initiative, we may enter into further development contracts through which we earn development fees. In 1999 and 1998, license revenues also increased due to an increase of multi-product transactions. We expect these transactions to continue to represent a significant proportion of revenues.

     MAINTENANCE AND OTHER RECURRING. Maintenance and other recurring revenues were $38.2 million, $25.5 million and $18.0 million in 1999, 1998 and 1997, respectively, representing increases of 50% from 1998 to 1999 and 42% from 1997 to 1998. Maintenance and other recurring revenues, as a percentage of net revenues, were 38%, 36% and 37% in 1999, 1998 and 1997, respectively. The growth in maintenance and other recurring revenues, in absolute dollars, in all periods was primarily due to a larger customer base and higher average maintenance fees. Higher average maintenance fees are primarily due to the increased complexity of the maintenance services provided and increased client use of proprietary interfaces to access pricing and other data provided by our Hub Data subsidiary as well as those supplied by external parties. Our proprietary interfaces enable users of the Advent Office suite as well as Geneva to retrieve critical data from external sources, including pricing, corporate actions, and analytical and fundamental data via interfaces to information vendors, such as Interactive Data. In addition, in 1999 and 1998, increased demand for implementation management support and the growth of our client base due to multi-product transactions contributed to the increase in maintenance and other recurring revenues. The acquisitions we made in 1998, to a lesser extent, also contributed to the rise in maintenance and other recurring revenues during 1999.

     PROFESSIONAL SERVICES AND OTHER. Professional services and other revenues were $14.1 million, $8.9 million and $6.9 million in 1999, 1998 and 1997, respectively, representing increases of 58% from 1998 to 1999 and 29% from 1997 to 1998. Professional services and other revenues as a percentage of net revenues were relatively stable at 14% for 1999, 12% for 1998 and 14% for 1997. Professional services and other revenues increased $5.2 million from 1998 to 1999 and $2.0 million from 1997 to 1998. The increase from 1998 to 1999 was primarily due to higher consulting fees due to the increasingly complex implementations at larger financial institutions, increased services provided by our MicroEdge subsidiary and increased revenues from our semi-annual client conferences. The increase from 1997 to 1998 was primarily due to additional consulting revenue associated with higher product sales activity and additional interface business resulting from higher market demand for automated interfaces. In 1999 and 1998, the increase was also attributed to increased consulting fees.

COST OF REVENUES

     COST OF LICENSE AND DEVELOPMENT FEES. Cost of license and development fees revenues were $3.6 million, $2.9 million, and $601,000 in 1999, 1998 and 1997, respectively, representing 7%, 8% and 3% of license and development fees revenues in these periods, respectively. Cost of license and development fees revenue consists primarily of the cost of product media and duplication, manuals, packaging materials, the direct labor involved in producing and distributing our software as well as royalties paid to third parties. Cost of license and development fees as a percentage of related revenues between 1999 and 1998 decreased slightly due to decreased development fee revenues which have higher related costs. The increase from 1997 to 1998 was primarily due to costs associated with increased development fee projects that have a higher cost of revenue. The increase in absolute dollars in all years is primarily related to increased revenues.

     COST OF MAINTENANCE AND OTHER RECURRING. Cost of maintenance and other recurring revenues were $10.4 million, $6.3 million and $4.8 million in 1999, 1998 and 1997, respectively, representing 27%, 25% and 27% of maintenance and other recurring revenues in these periods, respectively. These costs are primarily comprised of the direct costs of providing technical support and other services for recurring revenues, the engineering costs associated with product updates and royalties paid to third party data vendors. These expenses, in absolute dollars, increased in each year due to increased staffing required to support a larger customer base and more complex implementations as well as increased royalties paid to third party vendors as a result of increasing data revenues from our clients' use of proprietary interfaces.

     COST OF PROFESSIONAL SERVICES AND OTHER. Cost of professional services and other revenues were $5.3 million, $3.9 million and $3.6 million in 1999, 1998 and 1997, respectively, representing 38%, 44% and 53% of professional services and other revenues in these periods, respectively. These costs consist primarily of personnel related costs of the client services and support organization that are incurred in providing consulting, custom programming, conversions of data from clients' previous systems, and cost of hosting our client conferences. To the extent that such personnel are not fully used in consulting, training, conversion or custom programming projects, they are allocated to presales, marketing and engineering activities and the resultant costs are charged to operating expenses. Cost of professional services and other, in absolute dollars, increased year to year due to increase staffing necessary to provide services to an expanded installed base. Cost of professional services as a percentage of related revenues decreased from 1998 to 1999 primarily due to revenues increasing faster than expenses.

OPERATING EXPENSES

     SALES AND MARKETING. Sales and marketing expenses were $32.2 million, $23.5 million and $15.6 million in 1999, 1998 and 1997, respectively, representing increases of 37% from 1998 to 1999 and 51% from 1997 to 1998. Sales and marketing expenses, as a percentage of net revenues remained steady at 32%, 33% and 32% in 1999, 1998 and 1997, respectively. Sales and marketing expenses consist primarily of the costs of all personnel involved in the sales and marketing process, sales commissions, advertising and promotional materials, sales facilities expense, trade shows, and seminars. Sales and marketing expenses, in absolute dollars, increased from 1997 to 1998 and from 1998 to 1999 due to the continued increase in sales and marketing employees and increased marketing efforts towards the Advent Office suite and our Internet Initiative. The year over year growth in sales and marketing expenses were higher between 1997 and 1998 because of our initial efforts towards our Internet initiative and other new product introductions.

     PRODUCT DEVELOPMENT. Product development expenses were $16.8 million, $12.6 million and $9.4 million in 1999, 1998 and 1997, respectively, representing increases of 33% from 1998 to 1999 and from 1997 to 1998. Product development expenses as a percentage of net revenues were relatively stable at 17%, 18% and 19% in 1999, 1998 and 1997, respectively. Product development expenses increased in absolute dollars primarily due to an increase in personnel as we increased our product development efforts to accelerate the rate of product enhancements and new product introductions. Product development expenses as a percentage of net revenues have been declining due to revenues increasing at a faster rate than the expenses. Development costs prior to achievement of technological feasibility are expensed as product development costs in the period incurred. Once the point of technological feasibility is reached, development costs are capitalized. No software development costs have been capitalized during 1999, 1998 or 1997.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $9.9 million, $7.5 million and $5.1 million in 1999, 1998 and 1997, respectively, representing increases of 31% from 1998 to 1999 and 47% from 1997 to 1998. General and administrative expenses as a percentage of net revenues were 10% in 1999 and 11% in 1998 and 1997. General and administrative expenses consist primarily of personnel costs for finance, administration, operations and general management, as well as legal and accounting expenses. The increases from 1998 to 1999 and from 1997 to 1998 were primarily due to increased staffing to support our growth.

     AMORTIZATION OF INTANGIBLES. We recorded amortization of intangibles of approximately $1.5 million for 1999. This was based on recorded goodwill of $5.6 million in connection with the acquisitions of HubData and Advent Australia, formerly named Portfolio Management Systems, Pty. Ltd. As of this filing, we have made progress on the development efforts associated with the HubData products. In addition, the revenue and costs associated with the in-process technology have been materially consistent with the assumptions we used in the valuation. Since the valuation was based on our estimates of market potential, product introductions, and technology trends, we will periodically assess our estimates related to the valuation model to determine if the assets acquired have been impaired. If we determine that there has been impairment, there could be additional charges to income.

     PURCHASED RESEARCH AND DEVELOPMENT AND OTHER. In May 1998, we issued 510,000 shares of Common Stock for certain assets of the Grants Management Division of Blackbaud, Inc. and incurred a charge for in-process research and development and other expenses of $5.4 million in connection with this transaction. In November 1998, we incurred a charge for in-process research and development of $3.0 million in connection with the acquisition of Hub Data. In determining the amount of in-process research and development, we engaged an independent valuation firm to conduct an appraisal of the acquired assets. The intangible assets acquired, including in-process research and development expenses, were valued based on estimates of future net cash flows discounted to their present value at risk-adjusted rates of return.

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

INTEREST AND OTHER INCOME, NET

     Interest and other income, net was approximately $4.6 million, $1.4 million and $1.2 million in 1999, 1998 and 1997, respectively. Interest and other income, net consists of interest income, interest expense and miscellaneous non-operating income and expense items. The increase from 1997 to 1998 was due to greater interest income generated from higher cash and short-term investment balances. The increase from 1998 to 1999 was due to higher interest income from the increased cash received from our secondary offering and from a one-time gain of $1.2 million from the sale of securities. The securities were warrants from one of our strategic partners as part of our initial business relationship which we converted to stock and sold during the fourth quarter.

INCOME TAXES

     We had effective income tax rates of 34%, 40% and 37% in 1999, 1998 and 1997, respectively. These rates differ from the federal statutory rate primarily due to state income tax, offset by certain research and development credits. The lower income tax rate in 1999 was primarily due to tax planning strategies implemented in the second half of 1998. The higher rate in 1998 was due to certain acquisition related charges incurred during 1998 that were not deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

     Our cash and cash equivalents at December 31, 1999 were $64.3 million, increasing by $28.7 million from $35.6 million at December 31, 1998. The increase was due to $77.0 million provided by financing activities and $19.0 million provided by operating activities offset by $67.3 million used in investing activities.

     The net cash provided from operating activities for 1999 was primarily due to net income and increases in deferred revenues and accrued liabilities offset by increases in accounts receivable as well as prepaid and other assets. Financing activities provided $77.0 million for 1999, primarily due to $70.2 million of proceeds from our secondary offering. The remaining was from proceeds of the exercise of stock options and issuance of Common Stock in connection with our employee stock purchase plan. Net cash used in investing activities of $67.3 million for 1999 related primarily to the purchases of short-term investments of $52.6 million and expenditures for furniture, fixtures and equipment of $8.3 million. Further activity included prepayment of $7.0 million to a recurring revenue partner to further bring new products and services to our clients.

     At December 31, 1999, we had $121.9 million in working capital. We currently have no significant capital commitments other than commitments under operating leases. We believe that our available sources of funds and anticipated cash flows from operations will be adequate to finance current operations and anticipated capital expenditures through, at least, fiscal 2000.

IMPACT OF YEAR 2000 ISSUE

     To the best of our knowledge, the products we currently license have been designed to be and continue to be Year 2000 compliant. To date we have not experienced any major issues from the products we currently license regarding Year 2000 compliance. Year 2000 compliant means that our products will continue to operate substantially in accordance with published documentation on and after January 1, 2000. Our internal systems, to the best of our knowledge continue to be Year 2000 compliant. To date, we have experienced no major issues regarding our internal operations regarding Year 2000 compliance, and before, during and after the date change on Jan 1, 2000, no Year 2000 related interruption in either the operations of systems or business processes has occurred. We do not anticipate any significant additional Year 2000 issues or costs at this point.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1998, AcSec issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 did not have a significant impact on the Company's results of operations.

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

     The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. We have evaluated the requirements of SOP 98-9 and do not believe it will have a material impact on our current revenue recognition policies.

     In July 1999, the FASB issued Statement of Financial Accounting Standards No. 137, or SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133. SFAS 137 deferred the effective date of SFAS 133 until the first fiscal quarter beginning after June 15, 2000.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial
Statements." SAB 101 provides guidance for revenue recognition under certain circumstances. We are currently evaluating the impact of SAB 101 on our financial statements and related disclosures. The accounting and disclosures prescribed by SAB 101 will be effective for our fiscal year ended December 31, 2000.

RISK FACTORS AND FORWARD-LOOKING STATEMENTS

     The discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report contains trend analysis and other forward-looking statements that are based on current expectations and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in the forward-looking statements as a result of the factors summarized below and other risks detailed from time to time in reports filed with the Securities and Exchange Commission, including our 1999 Annual Report to Stockholders, incorporated by reference in our 1999 Form 10-K Report.
Additionally, the financial statements for the periods presented are not necessarily indicative of results to be expected for any future period.

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

     Our future success will continue to depend upon our ability to develop our products, such as Advent Office suite, and Geneva, that continue to address the future needs of our target markets and to respond to emerging industry standards and practices. We are directing a significant amount of our product development efforts to the on-going development of Geneva. The failure to achieve widespread market acceptance of Geneva on a timely basis would adversely affect our business and operating results. To take advantage of the Internet, we have launched an Internet Initiative whereby we are developing services, both announced and unannounced, to bring Internet-based products and services to clients. As we continue to develop new products and services, we have and will continue to enter into development agreements with information providers, clients, or other companies in order to accelerate the delivery of new products and services. There can be no assurance that we will be successful in marketing our existing products, new product or modifications of our products. Our failure to do so could adversely affect our business and operating results.

                              Advent Software, Inc.
                           Consolidated Balance Sheets

December 31,                                                                                  1999                   1998
--------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)

                                     ASSETS

Current assets:
   Cash and cash equivalents                                                              $ 64,315               $ 35,602
   Short-term marketable securities                                                         54,811                  7,682
   Accounts receivable, net of allowance for doubtful accounts of
        $716 in 1999 and $362 in 1998                                                       25,452                 17,452
   Prepaid expenses and other                                                                3,789                  2,010
   Deferred income taxes                                                                     3,209                  1,900
                                                                                 ------------------     ------------------
      Total current assets                                                                 151,576                 64,646
                                                                                 ------------------     ------------------
Fixed assets, net                                                                           16,661                 11,433
Other assets, net                                                                           22,951                 11,131
                                                                                 ------------------     ------------------
      Total assets                                                                       $ 191,188               $ 87,210
                                                                                 ==================     ==================
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                       $  1,185               $  1,793
   Accrued liabilities                                                                       7,962                  6,270
   Deferred revenues                                                                        17,230                 14,511
   Income taxes payable                                                                      3,328                  3,924
                                                                                 ------------------     ------------------
      Total current liabilities                                                             29,705                 26,498
                                                                                 ------------------     ------------------
Long-term liabilities:
   Other liabilities                                                                           824                    537
                                                                                 ------------------     ------------------
      Total liabilities                                                                     30,529                 27,035
                                                                                 ------------------     ------------------
Stockholders' equity:
   Preferred Stock, $0.01 par value
     Authorized: 2,000 shares
     Issued and outstanding: none                                                                -                      -
   Common stock, $0.01 par value
    Authorized: 40,000 shares
    Issued and outstanding: 29,250 shares in 1999
             and 24,627 shares in 1998                                                         292                    246
   Additional paid-in capital                                                              130,960                 47,990
   Retained earnings                                                                        29,382                 11,939
   Cumulative other comprehensive income                                                        25                      -
                                                                                 ------------------     ------------------
      Total stockholders' equity                                                           160,659                 60,175
                                                                                 ------------------     ------------------
      Total liabilities and stockholders' equity                                         $ 191,188               $ 87,210
                                                                                 ==================     ==================

--------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                              Advent Software, Inc.
           Consolidated Statements of Income and Comprehensive Income


Year Ended December 31,                                                              1999              1998               1997
--------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)

Revenues:
   License and development fees                                                   $ 49,270          $ 36,588           $ 23,710
   Maintenance and other recurring                                                  38,239            25,539             18,042
   Professional services and other                                                  14,051             8,871              6,861
                                                                          -----------------  ----------------   ----------------
      Net revenues                                                                 101,560            70,998             48,613
                                                                          -----------------  ----------------   ----------------
Cost of revenues:
   License and development fees                                                      3,602             2,931                601
   Maintenance and other recurring                                                  10,431             6,261              4,832
   Professional services and other                                                   5,292             3,874              3,638
                                                                          -----------------  ----------------   ----------------
      Total cost of revenues                                                        19,325            13,066              9,071
                                                                          -----------------  ----------------   ----------------
        Gross margin                                                                82,235            57,932             39,542
                                                                          -----------------  ----------------   ----------------
Operating expenses:
   Sales and marketing                                                              32,216            23,465             15,580
   Product development                                                              16,770            12,582              9,439
   General and administrative                                                        9,883             7,533              5,125
   Amortization of intangibles                                                       1,533                 -                  -
   Purchased research and development and other                                          -             8,440                  -
                                                                          -----------------  ----------------   ----------------
       Total operating expenses                                                      60,402            52,020             30,144
                                                                          -----------------  ----------------   ----------------
        Income from operations                                                      21,833             5,912              9,398
   Interest and other income, net                                                    4,596             1,442              1,236
                                                                          -----------------  ----------------   ----------------
        Income before income taxes                                                  26,429             7,354             10,634
   Provision for income taxes                                                        8,986             2,955              3,921
                                                                          -----------------  ----------------   ----------------
        Net income                                                                $ 17,443           $ 4,399            $ 6,713
                                                                          =================  ================   ================

   Other comprehensive income, net of tax
        Foreign currency translations adjustment                                        25                 -                  -
                                                                          -----------------  ----------------   ----------------
         Comprehensive income                                                      $ 17,468           $ 4,399            $ 6,713
                                                                          =================  ================   ================


NET INCOME PER SHARE DATA
Diluted
Net income per share                                                                $ 0.58            $ 0.17             $ 0.28
Shares used in per share calculations                                               30,324            26,110             24,051

Basic
Net income per share                                                                $ 0.64            $ 0.18             $ 0.30
Shares used in per share calculations                                               27,072            24,198             22,563

--------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                              Advent Software, Inc.
                 Consolidated Statements of Stockholders' Equity


                                                                                                            Cumulative
                                                               Common Stock                   Additional      Other
                                                            -----------------      Paid-in     Retained    Comprehensive    Total
                                                            Shares     Amount      Capital     Earnings       Income       Equity
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)

Balances, December 31, 1996                                 22,032       $220     $ 34,914      $ 1,928         $  -      $ 37,062

Three
Exercise of stock options                                      600          6        1,139                                   1,145
Tax benefit from exercise of stock options                                             704                                     704
Common stock issued under employee stock purchase plan         114          1          868                                     869
Net income                                                                                        6,713                      6,713
                                                            -----------------------------------------------------------------------

Balances, December 31, 1997                                 22,746        227       37,625        8,641                     46,493

Exercise of stock options                                      462          5        1,576                                   1,581
Tax benefit from exercise of stock options                                             795                                     795
Common stock issued under employee stock purchase plan         114          1          945                                     946
Pooling of interests with MicroEdge                            750          8           (5)      (1,101)                    (1,098)
Shares issued in connection with acquisition of HubData         45          -          546                                     546
Shares issued in connection with acquisition of Blackbaud      510          5        6,508                                   6,513
Net income                                                                                        4,399                      4,399
                                                            -----------------------------------------------------------------------

Balances, December 31, 1998                                 24,627        246       47,990       11,939                     60,175

Exercise of stock options                                      921          9        5,256                                   5,265
Tax benefit from exercise of stock options                                           6,040                                   6,040
Common stock issued in secondary offering, net               3,600         36       70,202                                  70,238
Common stock issued under employee stock purchase plan         102          1        1,472                                   1,473
Translation adjustment                                                                                            25            25
Net income                                                                                       17,443                     17,443
                                                            -----------------------------------------------------------------------

Balances, December 31, 1999                                 29,250       $292    $ 130,960     $ 29,382         $ 25     $ 160,659
                                                            =======================================================================
-----------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                              Advent Software, Inc.
                      Consolidated Statements of Cash Flows

Year ended December 31,                                                                  1999             1998              1997
----------------------------------------------------------------------------------------------------------------------------------
(in thousands)

Cash flows from operating activities:
   Net income                                                                         $ 17,443          $ 4,399           $ 6,713
   Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
      Purchased research and development and other                                           -            7,511                 -
      Depreciation and amortization                                                      4,578            2,559             1,970
      Provision for doubtful accounts                                                    1,130              471               248
      Deferred income taxes                                                             (2,729)          (3,514)             (267)
      Deferred rent                                                                        287                -               (62)
      Cash provided by (used in) operating assets and liabilities:
        Accounts receivable                                                             (9,130)          (5,521)           (3,975)
        Prepaid and other current assets                                                (1,779)            (401)             (789)
        Accounts payable                                                                  (608)             539               168
        Accrued liabilities                                                              1,692            1,220               350
        Deferred revenues                                                                2,718            6,403             1,761
        Income taxes payable                                                             5,444            3,006             1,565
        Net liabilities assumed in pooling of interests with Microedge                       -           (1,101)                -
                                                                                ---------------   --------------   ---------------
           Net cash provided by operating activities                                    19,046           15,571             7,682
                                                                                ---------------   --------------   ---------------
Cash flows from investing activities:
   Net cash used in acquisition of Hub Data, net of cash acquired                            -           (4,279)                -
   Net cash used in acquisition of Portfolio Management Systems, net of
     cash acquired                                                                           -             (446)                -
   Acquisition of fixed assets                                                          (8,276)          (6,186)           (5,290)
   Proceeds from sale of fixed assets                                                        -               60                 -
   Purchases of short-term marketable securities                                       (52,558)          (4,880)          (10,041)
   Maturities of short-term marketable securities                                        5,429            7,229             1,183
   Purchase of other investments                                                        (3,160)               -                 -
   Long-term prepaids                                                                   (8,284)               -                 -
   Deposits and other                                                                     (486)             (19)                -
                                                                                ---------------   --------------   ---------------
            Net cash used in investing activities                                       (67,335)          (8,521)          (14,148)
                                                                                ---------------   --------------   ---------------
Cash flows from financing activities:
   Proceeds from exercise of stock options                                               5,294            1,581             1,145
   Proceeds from issuance of common stock                                               71,682              946               869
                                                                                ---------------   --------------   ---------------
           Net cash provided by financing activities                                    76,976            2,527             2,014
                                                                                ---------------   --------------   ---------------
           Effect of exchange rate changes on cash and short-term securities                26                -                 -
                                                                                ---------------   --------------   ---------------
Net increase (decrease) in cash and cash equivalents                                    28,713            9,577            (4,452)
Cash and cash equivalents at beginning of year                                          35,602           26,025            30,477
                                                                                ---------------   --------------   ---------------
Cash and cash equivalents at end of year                                              $ 64,315         $ 35,602          $ 26,025
                                                                                ===============   ==============   ===============

Supplemental disclosure of cash flow information:
   Cash paid for income taxes during year                                             $  5,399         $  2,888          $  2,515
    Issuance of common stock shares for the acquisition of Blackbaud:                        -            6,513                 -
    Issuance of common stock shares for the acquisition of Hub Data:                         -              546                 -
------------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     OPERATIONS We provide stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission-critical functions of the front, middle and back office of investment management organizations. Our clients vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, foundations, universities and non-profit organizations.

     PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Advent and its wholly-owned subsidiaries. All intercompany transactions and amounts have been eliminated.

     CASH AND CASH EQUIVALENTS Cash equivalents are comprised of highly liquid investments purchased with an original maturity of 90 days or less. These securities are maintained with major financial institutions.

     MARKETABLE SECURITIES Short-term marketable securities are securities with maturities greater than 90 days but less than one year. They are classified as held-to-maturity securities, stated at cost and adjusted for amortization of premiums and accretion of discounts to maturity. Amounts reported for short-term investments are considered to approximate the fair value based on comparable market information available at the respective balance sheet dates. Realized and unrealized investment gains and losses have not been significant.

     FAIR VALUE OF FINANCIAL INSTRUMENTS The amounts reported for cash equivalents, marketable securities, receivables, accounts payable, accrued liabilities and other financial instruments are considered to approximate their market values based on comparable market information available at the respective balance sheet dates, and their short-term nature.

     Financial instruments that potentially subject us to concentrations of credit risks comprise, principally, cash, short-term marketable securities, and trade accounts receivable. We invest excess cash through banks, mutual funds, and brokerage houses primarily in highly liquid securities and have investment policies and procedures which are reviewed periodically to minimize credit risk. Advent does not require collateral from its customers but performs ongoing credit evaluations and maintains reserves for potential credit losses which historically have been within management's estimates.

     DEPRECIATION AND AMORTIZATION Fixed assets are stated at cost. Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life of the assets or the remaining lease term. Other fixed assets are depreciated using the straight-line method over the estimated useful life of the related assets, generally five years.

     CAPITALIZED SOFTWARE Costs incurred for software development prior to technological feasibility are expensed as product development costs in the period incurred. Once the point of technological feasibility is reached, development costs are capitalized. No software costs have been capitalized during 1999, 1998 or 1997.

     INVESTMENTS Investments consisted of nonmarketable investments in private companies, which are carried at the lower of cost or net realizable value. The estimated aggregate fair value of these investments approximated the carrying amount at December 31, 1999.

     REVENUE RECOGNITION We license application software programs and offer annual maintenance programs which provide for technical support and updates to software products. Our development agreements generally provide for development of technologies and products which are expected to become part of our product or product offerings in the future. Certain agreements may require royalty payments based on future sales of the developed products. Such amounts will be included in costs of goods sold. We also offer customers on-site consulting services, training, custom programming, and other services.

     We adopted the provisions of Statement of Position 97-2, or SOP 97-2, Software Revenue Recognition, as amended by Statement of Position 98-4, Deferral of the Effective Date of Certain Provisions of SOP 97-2, effective January 1, 1998. SOP 97-2 supersedes Statement of Position 91-1, Software Revenue Recognition, and delineates the accounting for software product and maintenance revenue. Under SOP 97-2, we recognize license revenue upon shipment of a product to the client if a signed contract exists, the fee is fixed and determinable and collection of resulting receivables is probable. For contracts with multiple obligations (e.g. deliverable and undeliverable products, maintenance and other services), we allocate revenue to each component of the contract based on objective evidence of its fair value, which is specific to the client, or for products not being sold separately, the price established by management. We recognize revenue allocated to undelivered products when the criteria for product revenue set forth above are met. We recognize revenue allocated to maintenance fees for ongoing customer support and product updates ratably over the period of the maintenance contract. Payments for maintenance fees are generally made in advance and are non-refundable. Revenues for interface and other development and custom programming are recognized using the percentage of completion method of accounting based on the costs incurred to date compared with the estimated cost of completion. Revenues from professional services are recognized as work is performed.

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

     The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. We have evaluated the requirements of SOP 98-9 and do not believe it will have a material impact on our current revenue recognition policies.

     NET INCOME PER SHARE Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for that period. Diluted net income per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential shares consist of incremental common shares issuable upon exercise of stock options and warrants and conversion of preferred stock for all periods. All share and per-share data presented reflect the three-for-two stock split paid in August 1999 and the two-for one stock split paid in March 2000 (See footnote 8).

     RECLASSIFICATIONS Certain prior year amounts have been reclassified to the current year presentation.

     COMPREHENSIVE INCOME We have adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", effective January 1, 1998. This statement requires the disclosure of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners.

     SEGMENT INFORMATION We adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 31, 1997. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 changes current practice under SFAS No. 14 by establishing a new framework on which to base segment reporting and introduces requirements for interim reporting of segment information.

     We have determined that Advent has a single reportable segment consisting of the development, marketing and sale of stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission critical functions of investment management organizations.

     Management uses one measurement of profitability and does not disaggregate its business for internal reporting. Our international operations in 1999, 1998 and 1997 have not been material to revenue or net income.

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

     ACCOUNTING FOR LONG-LIVED ASSETS We review property, equipment, goodwill and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Intangibles are amortized over their estimated useful lives (typically five to ten years).

     FOREIGN CURRENCY TRANSLATION The functional currency of the our foreign subsidiary is the local currency, the Australian dollar. All assets and liabilities denominated in foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and have not been significant, to date.

     ADVERTISING  COSTS  We  expense   advertising  costs  as  incurred.   Total
advertising expenses were approximately $173,000, $134,000 and $173,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

     STOCK-BASED COMPENSATION We elected to continue to use the intrinsic value-based method as allowed under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, to account for all of its stock-based employee compensation plans. Pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, we are required to disclose the pro forma effects on operating results as if we had elected to use the fair value approach to account for all its stock-based employee compensation plans (See footnote 8).

     NEW ACCOUNTING PRONOUNCEMENTS In March 1998, AcSec issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 did not have a significant impact on the Company's results of operations.

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

     The provisions of SOP 98-9 that extend the deferral of certain paragraphs of SOP 97-2 became effective December 15, 1998. These paragraphs of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. We have evaluated the requirements of SOP 98-9 and do not believe it will have a material impact on our current revenue recognition policies.

     In July 1999, the FASB issued Statement of Financial Accounting Standards No. 137, or SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133. SFAS 137 deferred the effective date of SFAS 133 until the first fiscal quarter beginning after June 15, 2000.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial
Statements." SAB 101 provides guidance for revenue recognition under certain circumstances. We are currently evaluating the impact of SAB 101 on its financial statements and related disclosures. The accounting and disclosures prescribed by SAB 101 will be effective for our fiscal year ended December 31, 2000.

2.  ACQUISITIONS

     In February 1998, we issued 750,000 shares of Common Stock in exchange for all of the outstanding shares of MicroEdge. MicroEdge is the leading provider of software products to foundations, corporations and other organizations to manage their grant-making activities. This business combination was accounted for as a pooling of interests, and the results of operations of MicroEdge are included in our financial statements beginning January 1, 1998. The results of operations as well as the assets and liabilities of MicroEdge, in prior periods, were not material to our consolidated results of operations or financial position. Accordingly, we did not restate our financial statements for periods prior to January 1, 1998.

     In May 1998, we issued 510,000 shares of Common Stock for certain assets of the Grants Management Division of Blackbaud, Inc. This acquisition combines the grants management product line of Blackbaud with MicroEdge. This transaction was accounted for as a purchase and the results of operations are included in our financial statements beginning on the acquisition date. We incurred a charge for in-process research and development and other expenses of $5.4 million in connection with this transaction. We believe that the technology acquired had not reached technological feasibility and had no alternative future use. Other intangibles of $2.0 million were recorded in connection with this acquisition and are being amortized over a period of 5 years.

     In November 1998, we issued 45,000 shares of Common Stock and paid $4.1 million in exchange for all the outstanding shares of Hub Data, Inc., a distributor of consolidated securities information and data to investment management organizations. Hub Data is located in Cambridge, MA and delivers services to over 240 institutional investment firms. This business combination was accounted for as a purchase and the results of operations for Hub Data are included in our financial statements beginning on the acquisition date. We incurred a charge relating to in-process research and development of $3.0 million in connection with this transaction. We believe that the technology acquired had not reached technological feasibility and had no alternative future use. As a result of net liabilities assumed and acquisition expenses of $1.6 million, goodwill of $3.2 million was recorded in connection with this transaction and is being amortized over a 7 year period.

     In November 1998, we paid AUS $583,000 (approximately US $370,000) in exchange for all the outstanding shares of Portfolio Management Systems, Pty. Ltd., a distributor of Advent products in Australia. This business combination was accounted for as a purchase and the results of operations are included in our financial statements beginning on the acquisition date. This acquisition provides an international channel for sale of our products and services. As a result of net liabilities assumed and acquisition expenses of $2.0 million, goodwill of $2.4 million was recorded in connection with this transaction and is being amortized over a period of 10 years. Subsequent to the acquisition, we changed the name of this subsidiary to Advent Australia.

3. BALANCE SHEET DETAIL

The following is a summary of fixed assets:

December 31,                                               1999         1998
-----------------------------------------------------------------------------
(in thousands)

Computer equipment                                     $ 13,386     $ 10,444
Leasehold improvements                                   11,970        7,266
Furniture and fixtures                                    1,325          978
Telephone system                                          1,226          943
                                                    ------------ ------------
                                                         27,907       19,631
Accumulated depreciation                                (11,246)      (8,198)
                                                    ------------ ------------
Total Fixed assets, net                                $ 16,661     $ 11,433
                                                    ============ ============

Depreciation expense was approximately $3,048,000, $2,250,000, and $1,728,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

The following is a summary of other assets:

December 31,                                               1999         1998
-----------------------------------------------------------------------------
(in thousands)

Investments                                            $  3,160     $      -
Goodwill, net of accumulated amortization of
   $1,183 at December 31, 1999 and $57 at
   December 31, 1998.                                     4,403        5,529
Other intangibles, net of accumulated
   amortization of $673 at December 31, 1999 and
   $269 at December 31, 1998.                             1,348        1,752
Deposits and other                                        1,012          526
Prepaids                                                  8,284            -
Deferred taxes                                            4,744        3,324
                                                    ------------ ------------
Total Other assets, net                                $ 22,951     $ 11,131
                                                    ============ ============

Amortization expense was approximately $1,530,000, $319,000, and $242,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

The following is a summary of accrued liabilities:

December 31,                                               1999         1998
-----------------------------------------------------------------------------
(in thousands)

Salaries and benefits payable                           $ 3,411      $ 2,624
Commissions payable                                       1,356        1,229
Sales taxes payable                                       1,061        1,212
Other                                                     2,134        1,205

                                                    ------------ ------------
Total accrued liabilities                               $ 7,962      $ 6,270
                                                    ============ ============

4.  INCOME TAXES

The provision for income taxes includes:

                                            Year Ended December 31,
                                       1999            1998           1997
                              ---------------------------------------------
(in thousands)
Current
       Federal                      $ 9,585         $ 5,008        $ 3,089
       State                          2,129           1,461            815
Deferred
       Federal                       (1,471)         (2,650)            26
       State                         (1,257)           (864)            (9)
                              -------------- --------------- --------------
               Total                $ 8,986         $ 2,955        $ 3,921
                              ============== =============== ==============

Advent's effective tax rate, as a percent of pre-tax income, differs from the statutory federal rate as follows:

                                                    Year Ended December 31,
                                      1999            1998           1997
                                  ---------------------------------------------

Statutory federal rate                    35.0%           35.0%          35.0%
State taxes                                3.3             5.3            7.6
Research and development tax
     credits                              (1.9)           (4.4)          (3.0)
Other                                     (2.4)            4.3           (2.7)
                                  -------------- --------------- --------------
               Total                      34.0%           40.2%          36.9%
                                  ============== =============== ==============

     Deferred income taxes reflect the net tax effects of temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes. The approximate tax effects of temporary differences which give rise to net deferred tax assets are:


                                         Year Ended December 31,
                                          1999            1998
                                      ------------------------------
(in thousands)
Current:
       Deferred revenue                       $ 128           $ 515
       Accrued liabilities                    1,002             725
       Reserves                               1,501             543
       State taxes                              254             117
       Credits                                  324               -
                                      -------------- ---------------
                                              3,209           1,900
                                      -------------- ---------------

Noncurrent:
       Depreciation and amortization          4,380           3,149
       Deferred rent                            364             175
                                      -------------- ---------------
                                              4,744           3,324
                                      -------------- ---------------
           Total deferred tax assets        $ 7,953         $ 5,224
                                      ============== ===============

5. COMMITMENTS

     We lease office space and equipment under noncancelable operating lease agreements, which expire at various dates through June 2010. Some operating leases contain escalation provisions for adjustments in the consumer price index. We are responsible for maintenance, insurance, and property taxes and have five-year extension options on our primary facility leases. Future minimum payments under the noncancelable operating leases consist of the following at December 31, 1999 (in thousands):

            2000                    $ 5,341
            2001                      6,464
            2002                      6,538
            2003                      6,692
            2004                      6,277
         Thereafter                  27,654
                              --------------
Total minimum lease
   payments                        $ 58,966
                              ==============

Rent expense for 1999, 1998, and 1997 was approximately $3,948,000,  $2,494,000, and $1,484,000, respectively.

6.  EMPLOYEE BENEFIT PLANS

     401(k) Plan

     We have a 401(k) deferred savings plan covering substantially all employees. Employee contributions, limited to 15% of compensation, are matched 50% by us, up to a maximum of $500 per employee per year. Matching contributions by us in 1999, 1998 and 1997 were approximately $157,000, $117,000 and $103,000, respectively. In addition to the employer matching contribution, we may make profit sharing contributions at the discretion of the Board of Directors. We made profit sharing contributions of approximately $218,000, $143,000 and $121,000 in 1999, 1998 and 1997, respectively.

     1995 Employee Stock Purchase Plan

     All individuals employed by us are eligible to participate in the Employee Stock Purchase Plan (Purchase Plan) if they are employed by us for at least 20 hours per week and at least five months per year. The Purchase Plan permits eligible employees to purchase our Common Stock through payroll deductions at a price equal to 85% of the lower of the closing sale price for our Common Stock reported on the Nasdaq National Market at the beginning and the end of each six-month offering period. In any calendar year, eligible employees can withhold up to 10% of their salary and certain variable compensation. A total of 900,000 shares of Common Stock have been reserved for issuance under the Purchase Plan of which approximately 489,000 shares have been issued. Approximately, 102,000, 114,000 and 114,000 shares were sold through the Purchase Plan in 1999, 1998 and 1997, respectively.

7.   NET INCOME PER SHARE

                                                                                        Year ended December 31,
                                                                              1999                1998                1997
                                                                 ------------------  ------------------  ------------------
(in thousands, except per share data)
Net income                                                                $ 17,443             $ 4,399             $ 6,713

Reconciliation of shares used in basic and diluted per share calculations

BASIC

Weighted average common shares outstanding                                  27,072              24,198              22,563
                                                                 ------------------  ------------------  ------------------

Shares used in basic net income per share calculation                       27,072              24,198              22,563
                                                                 ------------------  ------------------  ------------------

Basic net income per share                                                  $ 0.64              $ 0.18              $ 0.30
                                                                 ==================  ==================  ==================

DILUTED

Weighted average common shares outstanding                                  27,072              24,198              22,563

Dilutive effect of stock options and warrants                                3,252               1,912               1,488
                                                                 ------------------  ------------------  ------------------

Shares used in diluted net income per share calculation                     30,324              26,110              24,051
                                                                 ------------------  ------------------  ------------------

Diluted net income per share                                                $ 0.58              $ 0.17              $ 0.28
                                                                 ==================  ==================  ==================

Options outstanding at December 31, 1999, 1998 & 1997
   not included in computation of diluted EPS because
   the exercise price was greater than the average market
   price                                                                   107,441             324,236           1,257,372

Price range of options not used in diluted EPS calculation         $25.56 - $28.31     $12.50 - $14.21      $9.33 - $10.92


8.   STOCKHOLDERS' EQUITY

SECONDARY OFFERING

     In June 1999, we completed a secondary public offering of 3.9 million shares of Common Stock at an offering price of $20.688 per share. Of the 3.9 million shares of Common Stock offered, 300,000 shares were sold by a selling stockholder. The net proceeds of the offering to Advent were $70.2 million.

STOCK SPLITS

     Our Board of Directors approved a three-for-two split of our Common Stock in July 1999. The stock split was effected as a stock dividend. Stockholders of record as of the close of business on July 30, 1999 were issued a certificate representing one additional Common Share for every two shares of Common Stock held on the record date. These certificates were distributed on August 16, 1999. This stock split increased the number of shares outstanding from approximately
9.6 million shares to approximately 14.4 million shares.

     Our Board of Directors approved a two-for-one split of our Common Stock in February 2000. The stock split was effected as a stock dividend. Stockholders of record as of the close of business on February 28, 2000 were issued a certificate representing one additional Common Share for each share of Common Stock held on the record date. These certificates were distributed on March 13, 2000. The stock split increased the number of shares of Common Stock outstanding from approximately 14.8 million shares to approximately 29.6 million shares.

     All shares and per share data in this Form 10-K have been adjusted to reflect both stock splits.

STOCK OPTIONS

     Under our 1992 Stock Plan (the Plan) we may grant options to purchase Common Stock to employees and consultants. Options granted may be incentive stock options or nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Plan) and the vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Plan.

     The activity under the Plan was as follows:

                                                                              Outstanding Options
                                                   ----------------------------------------------------------------------
                                                                                                                Weighted
                                                                                               Aggregate        Average
                                        Available       Number of         Price Per             Exercise        Price Per
                                        for Grant        Options           Share                 Price           Share
-------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1996               598,000       3,291,000      $0.21 - 10.67        $ 13,140,000          $ 3.99

Authorized                              1,800,000               -                  -                   -               -
Options granted                        (2,508,000)      2,508,000       8.34 -  9.59          21,737,000            8.67
Options exercised                               -        (594,000)      0.21 -  6.50            (853,000)           1.43
Options canceled                          436,000        (436,000)      0.34 - 10.67          (2,902,000)           6.66
                                   --------------- --------------- ------------------  ------------------ ---------------
Balances, December 31, 1997               326,000       4,769,000       0.32 - 16.00          31,122,000            6.53

Authorized                              1,500,000               -                  -                   -               -
Options granted                        (1,998,000)      1,998,000       9.17 - 14.21          22,004,000           11.01
Options exercised                               -        (454,000)      0.21 - 10.67          (1,372,000)           3.02
Options canceled                          322,000        (322,000)      1.39 - 14.21          (2,594,000)           8.06
                                   --------------- --------------- ------------------  ------------------ ---------------
Balances, December 31, 1998               150,000       5,991,000       0.67 - 28.42          49,160,000            8.21

Authorized                              2,678,000               -                  -                   -               -
Options granted                        (2,154,000)      2,154,000      15.58 - 25.56          49,495,000           22.98
Options exercised                               -        (898,000)      0.33 - 21.38          (5,097,000)           5.68
Options canceled                          174,000        (174,000)      1.67 - 14.21          (2,028,000)          11.66
                                   --------------- --------------- ------------------  ------------------ ---------------
Balances, December 31, 1999               848,000       7,073,000    $   0.34 -25.57        $ 91,530,000         $ 12.94
                                   =============== =============== ==================  ================== ===============

At December 31, 1999, 1998 and 1997, 2,295,000,  1,713,000,  and 993,000 options outstanding were exercisable with an aggregate exercise price of $18,717,000, $9,691,000 and $3,190,000, respectively.

     In November 1998, the Board of Directors approved the 1998 Nonstatutory Stock Option Plan ("Nonstatutory Plan") and reserved 300,000 shares of Common Stock for issuance thereunder. Under our 1998 Nonstatutory Plan, we may grant options to purchase Common Stock to employees and consultants, excluding persons who are executive officers and directors. Options granted are nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Nonstatutory Plan) and the vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Nonstatutory Plan. The activity under the Nonstatutory Plan was as follows:

                                                                       Outstanding Options
                                                   -----------------------------------------------------------

                                                                                                    Weighted
                                                                                   Aggregate        Average
                                      Available      Number of     Price Per        Exercise       Price Per
                                      for Grant       Options        Share           Price           Share
                                     -----------   -------------  ------------   --------------   ------------

Authorized                              300,000               -       $     -       $        -        $     -
Options granted                        (276,000)        276,000         12.42        3,423,000          12.42
Options exercised                             -               -             -                -              -
Options canceled                              -               -             -                -              -
                                     -----------   -------------  ------------   --------------   ------------
Balances, December 31, 1998              24,000         276,000         12.42        3,423,000          12.42

Authorized                                    -               -             -                -              -
Options granted                               -               -             -                -              -
Options exercised                             -         (15,700)        12.42         (194,800)         12.42
Options canceled                          9,400          (9,400)        12.42         (117,300)         12.42
                                     -----------   -------------  ------------   --------------   ------------
Balances, December 31, 1999              33,400         250,900       $ 12.42       $3,110,900        $ 12.42
                                     ===========   =============  ============   ==============   ============

At December 31, 1999, 42,000 options under the 1998 Nonstatutory Plan were exercisable with an aggregate exercise price of $521,000. No options outstanding at December 31, 1998, under the 1998 Nonstatutory Plan, were exercisable.

     In addition to the Plan and the Nonstatutory Plan, we have granted options to purchase Common Stock to employees or consultants under special arrangements. These options have an exercise price of $.34 per share. There were 14,000, 21,000 and 30,000 of these options outstanding at December 31, 1999, 1998 and 1997, respectively. The change in each period was a result of the exercise of 7,000, 9,000 and 6,000 options during 1999, 1998 and 1997 respectively. The options outstanding at December 31, 1999 are fully vested.

     Our 1995 Director Option Plan (the Director Plan) provides for the grant of nonstatutory stock options to our non-employee directors (Outside Directors). Under the Director Plan, each Outside Director is granted a non-qualified option to purchase 30,000 shares on the last to occur of the date of effectiveness of the Director Plan or the date upon which such person first becomes a director with an exercise price equal to the fair market value of our Common Stock as of the date of the grant. In subsequent years, each Outside Director is automatically granted an option to purchase 6,000 shares on December 1 with an exercise price equal to the fair value of our Common Stock on that date. Options granted under the Director Plan vest over a five year period and have a ten year term.

     The activity under the Director Plan was as follows:

                                                                              Outstanding Options
                                                       ------------------------------------------------------------------
                                                                                                              Weighted
                                                                                            Aggregate          Average
                                        Available         Number of        Price Per         Exercise         Price Per
                                        for Grant          Options           Share            Price             Share
                                     ----------------  ---------------  ---------------- ----------------  --------------

Balances, December 31, 1996                  117,000          108,000     $6.00 - 10.92        $ 736,500    $    6.82

Options exercised                                  -           (8,400)             6.00          (50,400)        6.00
Options granted                              (72,000)          72,000      8.30 -  8.34          599,500         8.33
Options canceled                              27,600          (27,600)     6.00 - 10.92         (194,500)        7.05
                                     ----------------  ---------------  ---------------- ----------------  --------------
Balances, December 31, 1997                   72,600          144,000      6.00 - 10.92        1,091,100         7.58

Options granted                              (24,000)          24,000             12.92          310,000        12.92
Options exercised                                  -                -                 -                -            -
Options canceled                                   -                -                 -                -            -
                                     ----------------  ---------------  ---------------- ----------------  --------------
Balances, December 31, 1998                   48,600          168,000     6.00 - 12.92         1,401,100         8.34

Options granted                              (24,000)          24,000            28.31           679,500        28.31
Options exercised                                  -                -                -                 -            -
Options canceled                                   -                -                -                 -            -
                                     ----------------  ---------------  ---------------- ----------------  --------------
Balances, December 31, 1999                   24,600          192,000    $6.00 - 28.31       $ 2,080,600    $   10.84
                                     ================  ===============  ================ ================  ==============

At  December  31,  1999,  1998 and  1997,  74,000,  57,000  and  25,000  options outstanding were exercisable with an aggregate exercise price of $502,000, $403,000 and $150,000, respectively.

     We have adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for our stock option plans. If compensation had been determined based on the fair value at the grant date for awards in 1999, 1998 and 1997 consistent with the provisions of SFAS No. 123, Advent's net income and net income per share for the year ended December 31, 1999, 1998 and 1997, respectively, would have been as follows:

                                               1999       1998       1997
                                           ---------  ---------  ---------

Net income - as reported                   $ 17,443    $ 4,399    $ 6,713
Net income - pro forma                     $ 11,658    $ 1,380    $ 5,026

PER SHARE DATA
Diluted
Net income per share - as reported         $   0.58    $  0.17    $  0.28
Net income per share - pro forma           $   0.38    $  0.08    $  0.31

Basic
Net income per share - as reported         $   0.64    $  0.18    $  0.30
Net income per share - pro forma           $   0.43    $  0.09    $  0.03

Such pro forma disclosures may not be representative of future compensation costs because options vest over several years and additional grants are made each year.

     The weighted-average grant-date fair value of options granted were $13.16, $5.61 and $4.83 per option for the years ended December 31, 1999, 1998 and 1997, respectively.

     The fair value of each option grant is estimated on the date of grant using
the   Black-Scholes   valuation  model  with  the  following   weighted  average
assumptions:

                                   1999              1998             1997
                              ---------------   ---------------  ---------------
Risk-free interest rate            5.9%              4.9%             5.99%
Volatility                         58.7              60.4             56.91
Expected life                   5 years           5 years           5 years
Expected dividends                 None              None              None
Average turnover rate                8%                8%                8%

     The risk-free interest rate was calculated in accordance with the grant date and expected life. Volatility was based on weekly closing prices for our Common Stock. The weighted average expected life was calculated based on the vesting period and the exercise behavior of the participants.

     The fair value for the Employee Stock Purchase Plan rights were also estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 1999, 1998 and 1997: risk-free interest rates of 5.9%, 4.9% and 5.99%, respectively; dividend yield of 0%; volatility factors of 58.7%, 60.4% and 56.91% for 1999, 1998 and 1997, respectively; and a six-month expected life. The weighted average fair value of the ESPP rights granted in 1999, 1998 and 1997 was $6.52, $3.21 and $2.99, respectively.

     The options outstanding and currently exercisable by exercise price at December 31, 1999 are as follows:


                                  Options Outstanding                        Options Exercisable
                    -----------------------------------------------   -------------------------------
                                      Weighted
                                       Average
                                      Remaining
                          Number     Contractual   Weighted Average     Number       Weighted Average
Exercise Prices        Outstanding      Life        Exercise Price    Exercisable     Exercise Price
$  .33 - $ 2.17            709,000       4.81         $    1.69          609,000         $  1.63
$ 6.00 - $ 9.92          3,328,000       7.87              8.76        1,262,000            8.67
$10.67 - $15.58          1,376,000       8.11             12.47          436,000           12.05
$21.38 - $28.31          2,117,000       9.61             23.25          116,000           21.81
                    ---------------  ---------    -----------------   ------------  -----------------
                         7,530,000       8.12         $   12.85        2,423,000         $  8.15
                    ===============  =========    =================   ============  =================

Report of Independent Accountants

To the Board of Directors and Stockholders of Advent Software, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Advent Software, Inc. and its subsidiaries at December 31, 1999 and December 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP

San Francisco, California
January 21, 2000, except as to the stock split described in Note 8, as to which the date is February 17, 2000

                             SELECTED FINANCIAL DATA

SELECTED ANNUAL DATA

Year Ended December 31,                          1999        1998*        1997       1996*         1995
--------------------------------------------------------------------------------------------------------
(in thousands, except per share data)
Statement of operations
Net revenues                                $ 101,560     $ 70,998    $ 48,613    $ 36,744     $ 25,957
Income from operations                         21,833        5,912       9,398         591        4,158
Net income (loss)                              17,443        4,399       6,713      (1,099)       2,819

Net income (loss) per share data
Diluted
Net income (loss) per share                      0.58         0.17        0.28       (0.05)        0.15
Shares used in per share calculation**         30,324       26,110      24,051      21,210       18,480

Basic
Net income (loss) per share                      0.64         0.18        0.30       (0.05)        0.27
Shares used in per share calculation**         27,072       24,198      22,563      21,210       10,365

Balance Sheet
Working capital                             $ 121,871     $ 38,148    $ 38,836    $ 32,775     $ 31,008
Total assets                                  191,188       87,210      59,285      46,691       44,750
Long-term liabilities                             824          537         537         599          470
Stockholders' equity                          160,659       60,175      46,493      37,062       34,584


SELECTED QUARTERLY DATA

                                                  First        Second        Third        Fourth
                                                  Quarter      Quarter       Quarter      Quarter
--------------------------------------------------------------------------------------------------
(in thousands, except per share data)

1999
Net revenues                                     $ 20,220     $ 24,223      $ 27,020     $ 30,097
Income from operations                              2,591        4,846         6,377        8,019
Net income                                          1,954        3,489         5,024        6,976
Net income per share - Diluted                       0.07         0.12          0.16         0.21
Net income per share - Basic                         0.08         0.14          0.17         0.24

1998*
Net revenues                                     $ 14,049     $ 16,706      $ 18,604     $ 21,638
Income (loss) from operations                       1,622       (2,155)        4,288        2,159
Net income (loss)                                   1,258       (1,582)        3,062        1,662
Net income (loss) per share - Diluted                0.05        (0.07)         0.12         0.06
Net income (loss) per share - Basic                  0.05        (0.07)         0.13         0.07


* In 1998 and 1996, we recognized charges of $8.4 million and $5.6 million, respectively, in connection with the write-off of purchased research and development and other expenses. Excluding these charges, net income per share - diluted would have been $0.39 and $0.19 in 1998 and 1996, respectively. For further explanation, see "Purchased

Research and Development and Other" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

** For an explanation of shares used in per share  calculations,  see Note 1 and
Note 7 of the Notes to Consolidated Financial Statements.

PRICE RANGE OF COMMON STOCK

NASDAQ National Market Symbol "ADVS"               High                 Low
--------------------------------------------------------------------------------

Year Ended December 31, 1999
First Quarter                             $      18  13/24     $      13    3/8
Second Quarter                                   23    1/2            16    3/4
Third Quarter                                    31    1/8            20    5/6
Fourth Quarter                                   35   1/16            24    5/8

Year Ended December 31, 1998
First Quarter                             $      16            $       8    3/4
Second Quarter                                   16   1/24            11    1/6
Third Quarter                                    17    1/2            10
Fourth Quarter                                   16   5/24             6  29/48

STOCK INFORMATION

Advent's Common Stock has traded on the Nasdaq National Market under the symbol ADVS since our initial public offering on November 15, 1995.

We have not paid cash dividends on our Common Stock and presently intend to continue this policy in order to retain its earnings for the development of our business.

TRANSFER AGENT & REGISTRAR

EquiServe is the Transfer Agent and Registrar of our Common Stock and maintains stockholder accounting records. Inquiries regarding lost certificates, consolidation of accounts, and changes in address, name or ownership should be addressed to:

EquiServe
Boston EquiServe Division
Shareholder Services
150 Royall Street
Canton, MA  02021
Telephone: (781) 575-3120
Internet:  http://www.equiserve.com