Form 10-K, Exhibit 13
period 2000-12-31
ADVENT SOFTWARE INC /DE/
filed 2001-03-12
CIK 1002225

EXHIBIT 13.1

        SELECTED PORTIONS OF ADVENT'S 2000 ANNUAL REPORT TO STOCKHOLDERS

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

Acquisitions

     In February 1998, we issued 750,000 shares of Common Stock in exchange for all of the outstanding shares of MicroEdge, a leading provider of software products to foundations, corporations and other organizations to manage their grant-making activities. This business combination was accounted for as a pooling of interests and the results of operations of MicroEdge are included in the financial statements beginning January 1, 1998. The results of operations as well as the assets and liabilities of MicroEdge in prior periods were not material to the consolidated results of operations or financial position. Accordingly, we did not restate our financial statements for periods prior to January 1, 1998.

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

     In November 1998, we issued 45,000 shares of Common Stock and paid $4.1 million in exchange for all the outstanding shares of Hub Data, Inc., a distributor of consolidated securities information and data to investment management organizations. Hub Data is located in Cambridge, Massachusetts and delivers services to over 240 institutional investment firms. This business combination was accounted for as a purchase and the results of operations for Hub Data are included in our financial statements beginning on the acquisition date. We incurred a charge relating to in-process research and development of $3.0 million in connection with this transaction. We believe that the technology acquired had not reached technological feasibility and had no alternative future use. As a result of net liabilities assumed and acquisition expenses of $1.6 million, goodwill of $3.2 million was recorded in connection with this transaction and is being amortized over a 7 year period.

      In November 1998, we paid AUS $583,000 (approximately US $370,000) in exchange for all the outstanding shares of Portfolio Management Systems, Pty. Ltd., a distributor of Advent products in Australia. This business combination was accounted for as a purchase and the results of operations are included in our financial statements beginning on the acquisition date. This acquisition provides an international channel for sale of our products and services. As a result of net liabilities assumed and acquisition expenses of $2.0 million, goodwill of $2.4 million was recorded in connection with this transaction and is being amortized over a period of 43 months. Subsequent to the acquisition, we changed the name of this subsidiary to Advent Australia.

Distributor Relationship

    We rely on a number of strategic alliances to help us achieve market acceptance of our products and to leverage our development, sales, and marketing resources. In the third quarter of 1999, our existing distributor in Scandinavia formed Advent Europe to distribute the Advent Office suite in selected European markets. Advent Europe, incorporated in The Netherlands, is an independent entity and is financially backed by our Scandinavian distributor. It makes tax and language modifications to Advent Office to fit the various needs of the local jurisdictions and then markets and licenses the Advent Office suite. All transactions between Advent Europe and us are transacted in U.S. dollars. Revenue from sales to this distributor are recognized when the distributor submits a signed contract that the product has been sold to its customer, the product has been delivered, the fee is fixed or determinable, and collectibility is probable.

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

Results of Operations For The Years Ended December 31, 2000, 1999 and 1998

Revenues

     Net revenues were $134.9 million, $101.6 million and $71.0 million in 2000, 1999 and 1998, respectively, representing increases of 33% from 1999 to 2000 and 43% from 1998 to 1999. Our net revenues are derived from license and development fees, maintenance and other recurring revenues, and professional services and other revenues related to our software products. In each of 2000, 1999 and 1998, the majority of our net revenues were from domestic sales, with international sales representing less than 8% of net revenues. License revenues are derived from the licensing of software products while development fees are derived from development contracts that we have entered into with other companies, including customers and development partners. Maintenance and other recurring revenues are derived from maintenance fees charged in the initial licensing year, renewals of annual maintenance services in subsequent years and recurring revenues derived from our subscription-based and transaction-based services. Professional services and other revenues include fees for consulting, implementation and integration management, custom report writing, training services and semi-annual conferences.

     Axys and its related products and services accounted for the majority of net revenues in 2000, 1999 and 1998. However, we have been successful in increasing multi-product sales by emphasizing our suite of products and, therefore, new products have accounted for an increasing portion of net revenues in all three years.

     Each of the major revenue categories has historically varied as a percentage of net revenues and we expect this variability to continue in future periods. This variability is partially due to the timing of the introduction of new products, the relative size and timing of individual licenses, as well as the complexity of the implementation, the resulting proportion of the maintenance and professional services components of these license transactions and the amount of client use of pricing and related data.

     License and Development Fees. License and development fees revenue were $66.1 million, $49.3 million and $36.6 million in 2000, 1999 and 1998, respectively, representing increases of 34% from 1999 to 2000 and 35% from 1998 to 1999. License and development fees revenues as a percentage of net revenues were 49%, 49% and 52% in 2000, 1999 and 1998, respectively. The increases in license revenue, in absolute dollars, were primarily due to increased demand for the Advent Office suite and increased demand for our Geneva software which is sold primarily to global financial institutions, partially offset by decreased development fees from certain development partners. We typically license our products on a per server, per user basis with the price per site varying based on the selection of the products licensed and the number of authorized users. As we carry out larger implementations and continue our Internet Initiative, we may enter into further development contracts through which we earn development fees. License revenues also increased due to follow-on sales to existing customers and an increase of multi-product transactions. We expect these transactions to continue to represent a significant proportion of revenues.

     Maintenance and Other Recurring. Maintenance and other recurring revenues were $50.1 million, $38.2 million and $25.5 million in 2000, 1999 and 1998, respectively, representing increases of 31% from 1999 to 2000 and 50% from 1998 to 1999. Maintenance and other recurring revenues, as a percentage of net revenues, were 37%, 38% and 36% in 2000, 1999 and 1998, respectively. The growth in maintenance and other recurring revenues, in absolute dollars, in all periods was primarily due to a larger customer base and higher average maintenance fees. Higher average maintenance fees are primarily due to clients selecting more components for a full feature, multi-product solution and clients expanding the number of users and sites licensing our software. In addition, increased demand for implementation management support contributed to the increase in maintenance and other recurring revenues. The acquisitions we made in 1998 also contributed to the growth in maintenance and other recurring revenues during 1999.

     Professional Services and Other. Professional services and other revenues were $18.7 million, $14.1 million and $8.9 million in 2000, 1999 and 1998, respectively, representing increases of 33% from 1999 to 2000 and 58% from 1998 to 1999. Professional services and other revenues, as a percentage of net revenues, were 14%, 14% and 12% in 2000, 1999, and 1998, respectively. The increases in professional services and other revenue were primarily due to higher consulting fees from increasingly complex implementations at larger financial institutions and increased revenues from our semi-annual user conferences. Professional services and other revenues also increased in 1999 due to the acquisitions we made in 1998.

Cost of Revenues

     Cost of License and Development Fees. Cost of license and development fees revenues were $5.3 million, $3.6 million and $2.9 million in 2000, 1999 and 1998, respectively, representing 8%, 7% and 8% of license and development fees revenues in these periods, respectively. Cost of license and development fees revenue consists primarily of the cost of product media and duplication, manuals, packaging materials, the direct labor involved in producing and distributing our software as well as royalties paid to third parties. Cost of license and development fees will fluctuate between periods due to the mix of license and development fee revenues. The increase, in absolute dollars, in all years is primarily related to increased revenues. Cost of license and development fees as a percentage of related revenues was relatively consistent between 1998 and 2000.

     Cost of Maintenance and Other Recurring. Cost of maintenance and other recurring revenues were $13.5 million, $10.4 million and $6.3 million in 2000, 1999 and 1998, respectively, representing 27%, 27% and 25% of maintenance and other recurring revenues in these periods, respectively. These costs are primarily comprised of the direct costs of providing technical support and other services for recurring revenues, the engineering costs associated with product updates and royalties paid to third party subscription-based and transaction-based vendors. These expenses, in absolute dollars, increased in each year due to increased staffing required to support a larger customer base and more complex implementations as well as increased royalties paid to third party subscription-based and transaction-based vendors. Cost of maintenance and other recurring revenues as a percentage of related revenues increased primarily due to higher personnel related costs for technical support and costs associated with the introduction and adoption of new recurring revenue products and services.

     Cost of Professional Services and Other. Cost of professional services and other revenues were $6.1 million, $5.3 million and $3.9 million in 2000, 1999 and 1998, respectively, representing 33%, 38% and 44% of professional services and other revenues in these periods, respectively. These costs consist primarily of personnel related costs associated with the client services and support organization in providing consulting, custom report writing, conversions of data from clients' previous systems, and cost of hosting our client conferences. To the extent that such personnel are not fully used in consulting, training, conversion or custom report writing projects, they are allocated to presales, marketing and engineering activities and the resultant costs are charged to operating expenses. Cost of professional services and other, in absolute dollars, increased year to year due to increases in personnel and related costs necessary to provide services to an expanded installed base. Cost of professional services as a percentage of related revenues decreased primarily due to higher utilization of personnel and economies of scale associated with absorbing fixed costs over a larger revenue base.

Operating Expenses

     Sales and Marketing. Sales and marketing expenses were $42.6 million, $32.2 million and $23.5 million in 2000, 1999 and 1998, respectively, representing increases of 32% from 1999 to 2000 and 37% from 1998 to 1999. Sales and marketing expenses, as a percentage of net revenues, remained relatively consistent at 32%, 32% and 33% in 2000, 1999 and 1998, respectively. Sales and marketing expenses consist primarily of the costs of personnel involved in the sales and marketing process, sales commissions, advertising and promotional materials, sales facilities expense, trade shows, and seminars. The increases, in absolute dollars, were due to a continued increase in the number of sales and marketing personnel and increased marketing efforts towards the Advent Office suite and our Internet Initiative. In 2000, sales and marketing expenses also increased due to moving our New York City sales office to a larger facility in April 2000.

     Product Development. Product development expenses were $21.6 million, $16.8 million and $12.6 million in 2000, 1999 and 1998, respectively, representing increases of 29% from 1999 to 2000 and 33% from 1998 to 1999. Product development expenses, as a percentage of net revenues, were 16%, 17% and 18% in 2000, 1999 and 1998, respectively. Product development expenses increased, in absolute dollars, primarily due to an increase in the number of personnel as we increased our product development efforts to accelerate the rate of product enhancements and new product introductions. We anticipate that product development expenses will continue to increase in absolute dollars, although such expenses may vary as a percentage of net revenues.

     General and Administrative. General and administrative expenses were $12.0 million, $9.9 million and $7.5 million in 2000, 1999 and 1998, respectively, representing increases of 21% from 1999 to 2000 and 31% from 1998 to 1999. General and administrative expenses, as a percentage of net revenues, were 9%, 10% and 11% in 2000, 1999, and 1998, respectively. General and administrative expenses consist primarily of personnel costs for finance, administration, operations and general management, as well as legal and accounting expenses. The increases, in absolute dollars, were primarily due to an increase in the number of personnel and related costs to support our growth.

    Amortization of Intangibles. We recorded amortization of intangibles of approximately $1.5 million for 2000 and 1999. This was based on recorded goodwill of $5.6 million in connection with the acquisitions of Hub Data and Advent Australia, formerly named Portfolio Management Systems, Pty. Ltd. The revenues and costs associated with the goodwill have been materially consistent with the assumptions we used in the valuation. Since the valuation was based on our estimates of market potential, product introductions, and technology trends, we will periodically assess our estimates related to the valuation model to determine if the assets acquired have been impaired. If we determine that there has been impairment, there could be additional charges to income.

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

     The Blackbaud transaction resulted in the acquisition of certain assets, but not an ongoing business. The assets acquired included rights to Blackbaud's 32-bit in-process technology, access to certain Blackbaud source code to be used in developing new Advent products, a non-compete agreement and access to the Blackbaud customer base. The acquired technology was purchased for use in Advent's research and development "grant management" project and had no alternative future use. Interest and Other Income, Net

     Interest and other income, net was approximately $6.8 million, $4.6 million and $1.4 million in 2000, 1999 and 1998, respectively. Interest and other income, net consists of interest income, interest expense and miscellaneous non-operating income and expense items. The increase from 1999 to 2000 was due to higher interest income generated from higher interest rates and greater balances available for investment. The increase from 1998 to 1999 was due to higher interest income from the increased cash received from our secondary offering and from a one-time gain of $1.2 million on the sale of securities. The securities were warrants from one of our Alliance partners as part of our initial business relationship that we converted to stock and sold during the fourth quarter of 1999.

Income Taxes

     We had effective income tax rates of 34%, 34% and 40% in 2000, 1999 and 1998, respectively. These rates differ from the federal statutory rate primarily due to state income tax, offset by certain research and development credits. The lower income tax rates in 2000 and 1999 were primarily due to tax planning strategies implemented in the second half of 1998. The higher rate in 1998 was due to certain acquisition related charges incurred during 1998 that were not deductible for tax purposes.

Liquidity and Capital Resources

    Our cash and cash equivalents at December 31, 2000 were $97.0 million, increasing by $32.7 million from $64.3 million at December 31, 1999. This increase was due to $12.5 million provided by financing activities and $37.1 million provided by operating activities offset by $16.9 million used in investing activities.

    The net cash provided from operating activities of $37.1 million for 2000 was primarily due to net income and increases in deferred revenues and accrued liabilities offset by increases in accounts receivable as well as prepaid and other current assets. Financing activities provided $12.5 million for 2000 primarily due to proceeds of the exercise of stock options and issuance of Common Stock in connection with our employee stock purchase plan. Net cash used in investing activities of $16.9 million for 2000 related primarily to expenditures of $10.4 million for furniture, fixtures and equipment and leasehold improvements to build out our new leased New York office space and additional office space leased in San Francisco, California. Further activity included prepayment of $3.8 million to several strategic partners to further bring new products and services to our clients.

    At December 31, 2000, we had $161.0 million in working capital. We currently have no significant capital commitments other than commitments under operating leases. We believe that our available sources of funds and anticipated cash flows from operations will be adequate to finance current operations and anticipated capital expenditures for at least the next twelve months.

    Subsequent to year end, in January 2001, we acquired all the outstanding capital stock of Rex Development Partners, L.P., a limited partnership, for approximately $8.5 million in cash.

New Accounting Pronouncements

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25" ("FIN 44"). FIN 44 establishes guidance for the accounting for stock option grants or modifications to existing stock option awards and was generally effective July 1, 2000. We adopted the requirements of FIN 44 and those requirements did not have a significant effect on our current financial position or results of operations.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We adopted SAB 101, as amended, in the fourth quarter of fiscal 2000. The adoption did not have a significant effect on our financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 established new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the balance sheet and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the facts and circumstances. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. We do not currently hold derivative instruments or engage in hedging activities.

Risk Factors and Forward-Looking Statements

     The discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report contains trend analysis and other forward-looking statements that are based on current expectations and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in the forward-looking statements as a result of the factors summarized below and other risks detailed from time to time in public announcements, registration statements and filings with the SEC, including our 2000 Annual Report to Stockholders, incorporated by reference in our 2000 Form 10-K. Additionally, the financial statements for the periods presented are not necessarily indicative of results to be expected for any future period.

     We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. These risks include the potential for period to period fluctuations in operating results and the dependence on continued market acceptance of our product, Axys, and the successful development and market acceptance of new products and product enhancements on a timely, cost effective basis, as well as the stability of financial markets, maintenance of our relationship with Interactive Data and price and product/performance competition. In particular, our net revenues and operating results have varied substantially from period to period on a quarterly basis and may continue to fluctuate due to a number of factors. Our software products typically are shipped shortly after receipt of a signed license agreement. License backlog at the beginning of any quarter typically represents only a small portion of that quarter's expected revenues. In addition, as licenses into multi-user networked environments increase both in individual size and number, the timing and size of individual license transactions are becoming increasingly important factors in our quarterly operating results. The sales cycles for these transactions are often lengthy and unpredictable, and the ability to close large license transactions on a timely basis or at all could cause additional variability in our quarterly operating results. We also expect that our gross and operating margins may fluctuate from period to period as we continue to introduce new recurring revenue products, expand our professional services organization and associated revenue, continue to hire additional personnel and increase other expenses to support our business. We plan our expense levels based primarily on forecasted revenue levels. Because these expenses are relatively fixed in the short term, a fluctuation in revenue could lead to operating results differing from expectations.

     In addition, a number of factors including market volatility, global economic uncertainty and reductions in capital expenditures by large customers could adversely impact our results. The target clients for our products include a range of organizations that manage investment portfolios, including investment advisors, brokerage firms, banks and hedge funds. In addition, we target corporations, public funds, universities and non-profit organizations, which also manage investment portfolios and have many of the same needs. The success of many of our clients is intrinsically linked to the health of the financial markets. We believe that demand for our products could be disproportionately affected by fluctuations, disruptions, instability or downturns in the financial markets which may cause clients and potential clients to exit the industry or delay, cancel or reduce any planned expenditures for investment management systems and software products.

     The market for investment management software is intensely competitive and highly fragmented, subject to rapid change and highly sensitive to new product introductions and marketing efforts by industry participants. Our competitors include providers of software and related services as well as providers of timeshare services. Our competitors vary in size, scope of services offered and platforms supported. In addition, we compete indirectly with existing and potential clients, many of whom develop their own software for their particular needs and therefore may be reluctant to license software products offered by independent vendors like us. Many of our competitors have longer operating histories and greater financial, technical, sales and marketing resources than we do. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressures will not result in price reductions, reduced operating margins and loss of market share, any one of which could seriously harm our business.

     Our future success will continue to depend upon our ability to develop our products, such as Advent Office suite, and Geneva, that continue to address the future needs of our target markets and to respond to emerging industry standards and practices. To take advantage of the Internet, we have launched an Internet Initiative whereby we are developing services, both announced and unannounced, to bring Internet-based products and services to clients. We cannot assure you that there will not be disruptions in Internet services beyond our control or that of other third parties. Any such disruptions could harm our business. The Internet is a public network, and data is sent over this network from many sources. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of proprietary information, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them.

    We are directing a significant amount of our product development efforts to our Internet Initiative and the on-going development of Geneva. The failure to achieve widespread market acceptance of Geneva or our Internet Initiative on a timely basis would adversely affect our business and operating results. The success of our Internet Initiative, in particular, is difficult to predict because it represents a new area of business for our entire industry. As we continue to develop new products and services, we have and will continue to enter into development agreements with information providers, clients, or other companies in order to accelerate the delivery of new products and services. There can be no assurance that we will be successful in marketing our existing products, new product or modifications of our products. Our failure to do so could adversely affect our business and operating results.

     Our products may contain undetected software errors or failures when first introduced or as new versions are released. Despite testing by us and by current and potential customers, errors may not be found in new products until after commencement of commercial shipments, resulting in loss of or a delay in market acceptance, which could seriously harm our business.

     Our success depends significantly upon our proprietary technology. Despite our efforts to protect our proprietary technology, it may be possible for unauthorized third parties to copy certain portions of our products or to reverse engineer or otherwise obtain and use our proprietary information. We do not have any patents, and existing copyright laws afford only limited protection. In addition, we cannot be certain that others will not develop substantially equivalent or superseding proprietary technology, or that equivalent products will not be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. We cannot assure you that we will develop proprietary products or technologies that are patentable, that any patent, if issued, would provide us with any competitive advantages or would not be challenged by third parties, or that the patents of others will not adversely affect our ability to do business. Litigation may be necessary to protect our proprietary technology. This litigation may be time-consuming and expensive.

     We have expanded in recent periods into a number of new business areas to foster long-term growth including international operations. We currently have limited experience in developing localized versions of our products and marketing and distributing our products internationally. In addition, international operations are subject to other inherent risks, including: the impact of recessions in economies outside the United States; greater difficulty in accounts receivable collection and longer collection periods; unexpected changes in regulatory requirements; difficulties in successfully adapting our products to the language, regulatory and technology standards of other countries; difficulties and costs of staffing and managing foreign operations; reduced protection for intellectual property rights in some countries; potentially adverse tax consequences; and political and economic instability.

     We may acquire or make investments in complementary companies, products or technologies. In addition, we continually evaluate the performance of all our products and product lines and may sell or discontinue current products or product lines. If we buy a company, we could have difficulty in integrating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur debt, write-off software development costs or other assets, incur severance liabilities, amortize expenses related to goodwill and other intangible assets or issue equity securities to pay for any future acquisitions. The issuance of equity securities could dilute our existing stockholders' ownership.

     Our continued success depends, in part, on the services of several of our key executive, technical and sales employees. The loss of services of these personnel, or our inability to identify, attract, motivate and retain other qualified management, technical, and sales employees, could have a material adverse effect on our business and results of operations. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to identify, attract, motivate and retain qualified engineers with the requisite education, backgrounds and industry experience.

     Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. Additionally, electrical blackouts or high prices resulting from a shortage of available electrical power could disrupt our operations or increase our operating costs.




                              Advent Software, Inc.
                           Consolidated Balance Sheets

December 31,                                                                           2000               1999
---------------------------------------------------------------------------------------------------------------

(in thousands, except per share data)

ASSETS
Current assets:
   Cash and cash equivalents                                                       $ 96,987           $ 64,315
   Short-term marketable securities                                                  55,445             54,811
   Accounts receivable, net of allowance for doubtful accounts
     and returns reserves of $2,143 in 2000 and $1,613 in 1999                       35,710             25,452
   Prepaid expenses and other                                                         4,462              3,789
   Deferred income taxes                                                              3,259              3,209
                                                                           -----------------  -----------------

      Total current assets                                                          195,863            151,576
                                                                           -----------------  -----------------

Fixed assets, net                                                                    22,351             16,661
Other assets, net                                                                    27,487             22,951
                                                                           -----------------  -----------------

      Total assets                                                                $ 245,701          $ 191,188
                                                                           =================  =================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                  $  855           $  1,185
   Accrued liabilities                                                               10,224              7,962
   Deferred revenues                                                                 21,078             17,230
   Income taxes payable                                                               2,712              3,328
                                                                           -----------------  -----------------

      Total current liabilities                                                      34,869             29,705
                                                                           -----------------  -----------------

Long-term liabilities:
   Other liabilities                                                                  1,231                824
                                                                           -----------------  -----------------

      Total liabilities                                                              36,100             30,529
                                                                           -----------------  -----------------

Stockholders' equity:
   Preferred stock, $0.01 par value
     Authorized: 2,000 shares
     Issued and outstanding: none                                                         -                  -
   Common stock, $0.01 par value
    Authorized: 120,000 shares
    Issued and outstanding: 30,498 shares in 2000
             and 29,250 shares in 1999                                                  305                292
   Additional paid-in capital                                                       154,070            130,960
   Retained earnings                                                                 55,156             29,382
   Cumulative other comprehensive income                                                 70                 25
                                                                           -----------------  -----------------

      Total stockholders' equity                                                    209,601            160,659
                                                                           -----------------  -----------------

      Total liabilities and stockholders' equity                                  $ 245,701          $ 191,188
                                                                           =================  =================


The accompanying notes are an integral part of these consolidated financial statements.


                              Advent Software, Inc.
           Consolidated Statements of Income and Comprehensive Income
Year ended December 31,                                            2000             1999              1998
-----------------------------------------------------------------------------------------------------------------

(in thousands, except per share data)

Revenues:
   License and development fees                                     $ 66,063          $ 49,270          $ 36,588
   Maintenance and other recurring                                    50,121            38,239            25,539
   Professional services and other                                    18,747            14,051             8,871
                                                              ---------------  ----------------  ----------------

      Net revenues                                                   134,931           101,560            70,998
                                                              ---------------  ----------------  ----------------

Cost of revenues:
   License and development fees                                        5,330             3,602             2,931
   Maintenance and other recurring                                    13,482            10,431             6,261
   Professional services and other                                     6,112             5,292             3,874
                                                              ---------------  ----------------  ----------------

      Total cost of revenues                                          24,924            19,325            13,066
                                                              ---------------  ----------------  ----------------

        Gross margin                                                 110,007            82,235            57,932
                                                              ---------------  ----------------  ----------------

Operating expenses:
   Sales and marketing                                                42,591            32,216            23,465
   Product development                                                21,604            16,770            12,582
   General and administrative                                         12,002             9,883             7,533
   Amortization of intangibles                                         1,528             1,533                 -
   Purchased research and development and other                            -                 -             8,440
                                                              ---------------  ----------------  ----------------

      Total operating expenses                                        77,725            60,402            52,020
                                                              ---------------  ----------------  ----------------

        Income from operations                                        32,282            21,833             5,912
   Interest and other income, net                                      6,768             4,596             1,442
                                                              ---------------  ----------------  ----------------

        Income before income taxes                                    39,050            26,429             7,354
   Provision for income taxes                                         13,276             8,986             2,955
                                                              ---------------  ----------------  ----------------

        Net income                                                  $ 25,774          $ 17,443           $ 4,399
                                                              ===============  ================  ================


   Other comprehensive income, net of tax
        Unrealized gain on marketable securities                         179                 -                 -
        Foreign currency translations adjustment                        (134)               25                 -
                                                              ---------------  ----------------  ----------------

        Comprehensive income                                        $ 25,819          $ 17,468           $ 4,399
                                                              ===============  ================  ================



NET INCOME PER SHARE DATA
Diluted
Net income per share                                                  $ 0.75            $ 0.58            $ 0.17
Shares used in per share calculations                                 34,237            30,324            26,110

Basic
Net income per share                                                  $ 0.86            $ 0.64            $ 0.18
Shares used in per share calculations                                 29,992            27,072            24,198

The accompanying notes are an integral part of these consolidated financial statements.


                              Advent Software, Inc.
                 Consolidated Statements of Stockholders' Equity
              For the years ended December 31, 2000, 1999 and 1998
                                 (in thousands)

                                                                                                           Cumulative
                                                                                  Additional                 Other
                                                                Common  Stock      Paid-in     Retained   Comprehensive Total
                                                             --------------------

                                                              Shares    Amount     Capital     Earnings      Income     Equity
--------------------------------------------------------------------------------------------------------------------------------


Balances, December 31, 1997                                    22,746      $ 227     $ 37,625     $ 8,641          $ - $ 46,493

Exercise of stock options                                         462          5        1,576                             1,581
Tax benefit from exercise of stock options                                                795                               795
Common stock issued under employee stock purchase plan            114          1          945                               946
Pooling of interests with MicroEdge                               750          8           (5)     (1,101)               (1,098)
Shares issued in connection with acquisition of Hub Data           45          -          546                               546
Shares issued in connection with acquisition of Blackbaud         510          5        6,508                             6,513
Net income                                                                                          4,399                 4,399
                                                             -------------------------------------------------------------------

Balances, December 31, 1998                                    24,627        246       47,990      11,939                60,175

Exercise of stock options                                         921          9        5,256                             5,265
Tax benefit from exercise of stock options                                              6,040                             6,040
Common stock issued in Secondary offering, net                  3,600         36       70,202                            70,238
Common stock issued under employee stock purchase plan            102          1        1,472                             1,473
Translation adjustment                                                                                              25       25
Net income                                                                                         17,443                17,443
                                                             -------------------------------------------------------------------

Balances, December 31, 1999                                    29,250        292      130,960      29,382           25  160,659

Exercise of stock options                                       1,174         12       10,339                            10,351
Tax benefit from exercise of stock options                                             10,435                            10,435
Common stock issued under employee stock purchase plan             74          1        2,200                             2,201
Stock-based compensation                                                                  136                               136
Change in unrealized investment income                                                                             179      179
Translation adjustment                                                                                            (134)    (134)
Net income                                                                                         25,774                25,774
                                                             -------------------------------------------------------------------

Balances, December 31, 2000                                    30,498      $ 305    $ 154,070    $ 55,156         $ 70 $ 209,601
                                                             ===================================================================

The accompanying notes are an integral part of these consolidated financial statements.




                              Advent Software, Inc.
                      Consolidated Statements of Cash Flows

Year ended December 31,                                                         2000           1999            1998
--------------------------------------------------------------------------------------------------------------------

(in thousands)

Cash flows from operating activities:
   Net income                                                               $ 25,774       $ 17,443         $ 4,399
   Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
      Tax benefit from exercise of stock options                              10,435          6,040             795
      Depreciation and amortization                                            6,161          4,578           2,559
      Provision for doubtful accounts and returns reserves                     2,647          3,020           2,227
      Deferred rent                                                              407            287               -
      Non-cash stock compensation                                                136              -               -
      Deferred income taxes                                                      (50)        (2,729)         (3,514)
      Loss on disposal of assets                                                  29              -               -
      Purchased research and development and other                                 -              -           7,511
      Cash provided by (used in) operating assets and liabilities:
        Accounts receivable                                                  (13,011)       (11,020)         (7,277)
        Prepaid and other current assets                                        (677)        (1,779)           (401)
        Accounts payable                                                        (316)          (608)            539
        Accrued liabilities                                                    2,317          1,692           1,220
        Deferred revenues                                                      3,885          2,718           6,403
        Income taxes payable                                                    (653)          (596)          2,211
        Net liabilities assumed in pooling of interests with MicroEdge             -              -          (1,101)
                                                                       --------------  -------------  --------------

           Net cash provided by operating activities                          37,084         19,046          15,571
                                                                       --------------  -------------  --------------


Cash flows from investing activities:
   Net cash used in acquisition of Hub Data, net of cash acquired                  -              -          (4,279)
   Net cash used in acquisition of Portfolio Management Systems,
           net of cash acquired                                                    -              -            (446)
   Purchases of short-term marketable securities                             (52,690)       (52,558)         (4,880)
   Sales of short-term marketable securities                                  52,235          5,429           7,229
   Acquisition of fixed assets                                               (10,372)        (8,276)         (6,186)
   Purchase of other investments                                              (3,753)        (3,160)              -
   Long-term prepaids                                                         (1,447)        (8,284)              -
   Deposits and other                                                           (872)          (486)            (19)
   Proceeds from sale of fixed assets                                              -              -              60
                                                                       --------------  -------------  --------------

           Net cash used in investing activities                             (16,899)       (67,335)         (8,521)
                                                                       --------------  -------------  --------------


Cash flows from financing activities:
   Proceeds from exercise of stock options                                    10,351          5,294           1,581
   Proceeds from issuance of common stock                                      2,201         71,682             946
                                                                       --------------  -------------  --------------

           Net cash provided by financing activities                          12,552         76,976           2,527
                                                                       --------------  -------------  --------------
           Effect of exchange rate changes on cash and short-term
           investments                                                           (65)            26               -
                                                                       --------------  -------------  --------------

Net increase in cash and cash equivalents                                     32,672         28,713           9,577
Cash and cash equivalents at beginning of year                                64,315         35,602          26,025
                                                                       --------------  -------------  --------------

Cash and cash equivalents at end of year                                    $ 96,987       $ 64,315        $ 35,602
                                                                       ==============  =============  ==============


Supplemental disclosure of cash flow information:
    Cash paid for income taxes during year                                  $  3,455       $  5,399        $  2,888
    Unrealized gain on marketable securities                                     179              -               -
    Issuance of common stock shares for the acquisition of Blackbaud:              -              -           6,513
    Issuance of common stock shares for the acquisition of Hub Data:               -              -             546

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

Marketable securities All of our marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of any related tax effect, reported in accumulated components of comprehensive income in stockholders' equity in the accompanying consolidated financial statements. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest and other income, net, in the accompanying consolidated statements of operations. At December 31, 2000, marketable securities are summarized as follows (in thousands):

                                                                         Amortized         Aggregate       Unrealized
                                                                            Cost          Fair Value          Gain

Corporate debt securities and commercial paper                                $ 41,353         $ 41,423             $ 70
U.S. government debt securities                                                 18,292           18,338               46
Municipal debt securities                                                       71,510           71,573               63
                                                                      ---------------------------------------------------
  Total                                                                      $ 131,155        $ 131,334            $ 179
                                                                      ===================================================
Reported as:
Cash and cash equivalents                                                                      $ 75,889
Short-term marketable securities                                                                 55,445
                                                                                       -----------------
  Total                                                                                       $ 131,334
                                                                                       =================


The following table summarized debt securities at December 31, 2000:

                                                                         Amortized         Aggregate
                                                                            Cost          Fair Value
Less than one year                                                           $ 113,657        $ 113,884
Due in 1 - 2 years                                                              17,498           17,450
                                                                      ----------------------------------
  Total                                                                      $ 131,155        $ 131,334
                                                                      ==================================

At December 31, 2000, all marketable debt securities had scheduled maturities of less than two years. Marketable debt securities totaling $76 million have maturities of less than 3 months and are classified as cash and cash equivalents. The remaining is included in short-term marketable securities.

Fair value of financial instruments The amounts reported for cash equivalents, marketable securities, receivables, accounts payable and accrued liabilities are considered to approximate their market values based on comparable market information available at the respective balance sheet dates and their short-term nature.

Depreciation and amortization Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets, ranging from three to seven years. Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life of the assets or the remaining lease term. Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expenses as incurred. The cost and related accumulated depreciation applicable to property and equipment sold or no longer in service are eliminated from the accounts and any gains or losses are included in operations.

Capitalized software Costs incurred for software development prior to technological feasibility are expensed as product development costs in the period incurred. Once the point of technological feasibility is reached, development costs are capitalized. Amounts that could have been capitalized were insignificant and therefore, no costs have been capitalized to date.

Capitalization of web site development costs Costs incurred for web site design, creation and maintenance of content, graphics and user interface are expensed as incurred. Costs for development of web site applications and infrastructures are capitalized and amortized over their estimated useful life of typically two to four years. Web site development costs of approximately $877,000 primarily related to the internal development of infrastructure for our Internet Initiatives were capitalized during the year ended December 31, 2000.

Investments Investments, included in other assets, consisted of nonmarketable investments in private companies, which are carried at the lower of cost or net realizable value. The Company monitors these investments for impairment and makes appropriate reductions in carrying values when necessary.

Revenue recognition We license application software programs and offer annual maintenance programs which provide for technical support and updates to software products. Our development agreements generally provide for development of technologies and products that are expected to become part of our product or product offerings in the future. Certain agreements may require royalty payments based on future sales of the developed products. Such amounts will be included in cost of revenues when the related revenues are recognized. In addition, we offer other recurring revenue products and services that are subscription-based and transaction-based. We also offer professional services consisting of on-site consulting services, training, custom report writing, and other services, such as semi-annual conferences.

We adopted the provisions of Statement of Position 97-2 ("SOP 97-2"), Software Revenue Recognition, as amended, which sets forth the accounting for software product and maintenance revenue. Under SOP 97-2, we recognize license revenue upon shipment of a product to the client if a signed contract exists, the fee is fixed or determinable, and collection of resulting receivables is probable. For contracts with multiple obligations (e.g. delivered and undelivered products, maintenance and other services), we allocate revenue to each component of the contract based on objective evidence of its fair value, which is specific to Advent. We recognize revenue allocated to undelivered products when the criteria for product revenue set forth above is met. We recognize revenue allocated to maintenance fees for ongoing customer support and product updates ratably over the period of the maintenance contract. Payments for maintenance fees are generally made in advance and are non-refundable. Revenues for interface and other development and custom report writing are recognized using the percentage of completion method of accounting based on the costs incurred to date compared with the estimated cost of completion. Payments for subscription-based products and services are generally made in advance and are non-refundable. Subscription-based revenues are recognized ratably over the period of the contract. Transaction-based revenues are generally recognized when the transactions are delivered. Revenues from professional services are recognized when the services are performed.

Net income per share Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for that period. Diluted net income per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential shares consist of incremental common shares issuable upon exercise of stock options and conversion of preferred stock (none outstanding) for all periods. All share and per-share data presented reflect the three-for-two stock split effective July 1999 and the two-for-one stock split effective February 2000 (See Note 8).

Reclassifications Certain prior year amounts have been reclassified to the current year presentation.

Segment information We have determined that Advent has a single reportable segment consisting of the development, marketing and sale of stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission critical functions of investment management organizations.
Management uses one measurement of profitability and does not disaggregate its business for internal reporting. Our international operations in 2000, 1999 and 1998 have not been material to revenue or net income.

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

Certain risks and concentrations Our product revenues are concentrated in the computer software industry, which is highly competitive and rapidly changing. Significant technological changes in the industry or customer requirements, or the emergence of competitive products with new capabilities or technologies could adversely affect operating results.

Financial instruments that potentially subject us to concentrations of credit risks comprise, principally, cash, short-term marketable securities, and trade accounts receivable. We invest excess cash through banks, mutual funds, and brokerage houses primarily in highly liquid securities and have investment policies and procedures that are reviewed periodically to minimize credit risk. Our short-term marketable securities consist of diversified investment grade securities. We believe no significant concentration of credit risk exists with respect to these securities.

With respect to accounts receivable, we perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain reserves for potential credit losses on customer accounts when deemed necessary. At December 31, 2000, no customer accounted for more than 10% of accounts receivable or 10% of revenues for the year ended.

Accounting for long-lived assets We review property, equipment, goodwill and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Intangibles are amortized over their estimated useful lives (typically three to seven years).

 Foreign currency translation The functional currency of our foreign subsidiary is the local currency, the Australian dollar. All assets and liabilities denominated in foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at average rate of exchange during the period.

Comprehensive income Comprehensive income consists of net income, net unrealized foreign currency translation adjustment and net unrealized gains on available-for-sale marketable securities and is presented in the consolidated statements of stockholders' equity and comprehensive income.

Advertising costs We expense advertising costs as incurred. Total advertising expenses were approximately $77,000 $173,000 and $134,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

Stock-based compensation We elected to continue to use the intrinsic value-based method as allowed under Accounting Principles Board ("APB") Opinion No. 25,
"Accounting for Stock Issued to Employees", to account for all of our stock-based employee compensation plans. Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation", we are required to disclose the pro forma effects on operating results as if we had elected to use the fair value approach to account for all our stock-based employee compensation plans (See Note 8).

New accounting pronouncements In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25" ("FIN 44"). FIN 44 establishes guidance for the accounting for stock option grants or modifications to existing stock option awards and was generally effective July 1, 2000. We adopted the requirements of FIN 44 and those requirements did not have a significant effect on our current financial position or results of operations.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We adopted SAB 101, as amended, in the fourth quarter of fiscal 2000. The adoption did not have a significant effect on our financial position or results of operations.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the balance sheet and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the facts and circumstances. We do not currently hold derivative instruments or engage in hedging activities.

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

     In November 1998, we issued 45,000 shares of Common Stock and paid $4.1 million in exchange for all the outstanding shares of Hub Data, Inc., a distributor of consolidated securities information and data to investment management organizations. Hub Data is located in Cambridge, Massachusetts and delivers services to over 240 institutional investment firms. This business combination was accounted for as a purchase and the results of operations for Hub Data are included in our financial statements beginning on the acquisition date. We incurred a charge relating to in-process research and development of $3.0 million in connection with this transaction. We believe that the technology acquired had not reached technological feasibility and had no alternative future use. As a result of net liabilities assumed and acquisition expenses of $1.6 million, goodwill of $3.2 million was recorded in connection with this transaction and is being amortized over a 7 year period.

     In November 1998, we paid AUS $583,000 (approximately US $370,000) in exchange for all the outstanding shares of Portfolio Management Systems, Pty. Ltd., a distributor of Advent products in Australia. This business combination was accounted for as a purchase and the results of operations are included in our financial statements beginning on the acquisition date. This acquisition provides an international channel for sale of our products and services. As a result of net liabilities assumed and acquisition expenses of $2.0 million, goodwill of $2.4 million was recorded in connection with this transaction and is being amortized over a period of 43 months. Subsequent to the acquisition, we changed the name of this subsidiary to Advent Australia. 3.

Balance Sheet Detail

    The following is a summary of fixed assets:

December 31                                              2000       1999
--------------------------------------------------------------------------------
(in thousands)

Computer equipment                                       $ 16,773   $ 13,386
Leasehold improvements                                     16,048     11,970
Furniture and fixtures                                      2,156      1,325
Telephone system                                            1,230      1,226
Web site development costs                                    877          -
                                                         --------------------
                                                           37,084     27,907
Accumulated depreciation                                  (14,733)   (11,246)
                                                         --------------------

Total fixed assets, net                                  $ 22,351   $ 16,661
                                                         ====================

Depreciation expense was approximately $4,633,000 $3,045,000 and $2,250,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

    The following is a summary of other assets:

December 31                                              2000       1999
--------------------------------------------------------------------------------
(in thousands)

Long term investments                                    $  6,913   $  3,160
Goodwill, net of accumulated amortization of
$2,307 in 2000 and $1,183 in 1999.                          3,279      4,403
Note receivable                                               927          -
Other intangibles, net of accumulated amortization
of $1,077 in 2000 and $673 in 1999                            943      1,348
Deposits and other                                            951      1,012
Long term prepaids                                          9,731      8,284
Deferred taxes                                              4,743      4,744
                                                         --------------------

Total other assets, net                                  $ 27,487   $ 22,951
                                                         ====================

Amortization expense was approximately $1,528,000, $1,533,000 and $309,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

    The following is a summary of accrued liabilities:

December 31                                              2000       1999
--------------------------------------------------------------------------------
(in thousands)

Salaries and benefits payable                            $  4,758   $  3,411
Commissions payable                                         1,687      1,356
Sales taxes payable                                         1,608      1,061
Other                                                       2,171      2,134
                                                         --------------------

Total accrued liabilities                                $ 10,224   $  7,962
                                                         ====================

4.  Income Taxes

    The provision for income taxes includes:

Year ended December 31,                     2000         1999       1998
--------------------------------------------------------------------------------
(in thousands)
Current
       Federal                              $ 11,768     $  9,585   $  5,008
       State                                   1,474        2,129      1,461
       Foreign                                    83            -          -
Deferred
       Federal                                  (149)      (1,471)    (2,650)
       State                                     100       (1,257)      (864)
                                            ---------------------------------

               Total                        $ 13,276     $  8,986   $  2,955
                                            =================================

    Advent's effective tax rate, as a percent of pre-tax income, differs from the statutory federal rate as follows:

Year ended December 31,                     2000         1999       1998
--------------------------------------------------------------------------------


Statutory federal rate                      35.0%        35.0%      35.0%
State taxes                                  2.6          3.3        5.3
Research and development tax credits        (2.6)        (1.9)      (4.4)
Other                                       (1.0)        (2.4)       4.3
                                            ---------------------------------

              Total                         34.0%        34.0%      40.2%
                                            =================================

    Deferred income taxes reflect the net tax effects of temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes. The approximate effects of temporary differences that give rise to net deferred tax assets are:

Year ended December 31,                                  2000       1999
--------------------------------------------------------------------------------
(in thousands)

Current:
       Deferred revenue                                  $    287   $    128
       Accrued liabilities                                    921      1,002
       Reserves                                             1,500      1,501
       State taxes                                            227        254
       Credits                                                324        324
                                                         --------------------

                                                            3,259      3,209
                                                         --------------------

Noncurrent:
       Depreciation and amortization                        4,215      4,380
       Deferred rent                                          528        364
                                                         --------------------

                                                            4,743      4,744
                                                         --------------------

               Total deferred tax assets                 $  8,002   $  7,953
                                                         ====================

5.   Commitments

     We lease office space and equipment under noncancelable operating lease agreements, which expire at various dates through June 2010. Some operating leases contain escalation provisions for adjustments in the consumer price index. We are responsible for maintenance, insurance, and property taxes and have five-year extension options on our primary facility leases. Future minimum payments under the noncancelable operating leases consist of the following at December 31, 2000 (in thousands):

                                        2001           $ 5,871
                                        2002             6,875
                                        2003             7,300
                                        2004             7,782
                                        2005             7,812
                                  Thereafter            23,758
                                                 --------------
                Total minimum lease payments          $ 59,398
                                                 ==============

Rent expense for 2000, 1999 and 1998 was  approximately  $4,937,000,  $3,948,000 and $2,494,000, respectively.

6.  Employee Benefit Plans

     401(k) Plan

     We have a 401(k) deferred savings plan covering substantially all employees. Employee contributions, limited to 15% of compensation up to $10,500, are matched 50% by Advent, up to 6% of employee compensation for the period ended December 31, 2000 and up to a maximum of $500 per employee per year for all prior periods. Matching contributions by Advent in 2000, 1999 and 1998 were approximately $1,045,000, $157,000 and $117,000, respectively. In addition to the employer matching contribution, Advent may make profit sharing contributions at the discretion of the Board of Directors. Advent made profit sharing contributions of approximately $374,000, $218,000 and $143,000 in 2000, 1999 and 1998, respectively.

     1995 Employee Stock Purchase Plan

     All individuals employed by Advent are eligible to participate in the Employee Stock Purchase Plan ("Purchase Plan") if Advent employs them for at least 20 hours per week and at least five months per year. The Purchase Plan permits eligible employees to purchase Advent's Common Stock through payroll deductions at a price equal to 85% of the lower of the closing sale price for Advent's Common Stock reported on the NASDAQ National Market at the beginning and the end of each six-month offering period. In any calendar year, eligible employees can withhold up to 10% of their salary and certain variable compensation. A total of 900,000 shares of Common Stock have been reserved for issuance under the Purchase Plan of which approximately 563,000 shares have been issued. Approximately, 74,000 102,000 and 114,000 shares were sold through the Purchase Plan in 2000, 1999 and 1998, respectively.

7.  Net Income Per Share

Year ended December 31,                                               2000                1999                 1998
--------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)

Net income                                                               $ 25,774            $ 17,443             $ 4,399

Reconciliation of shares used in basic and diluted per share calculations

Basic

Shares used in basic net income per share calculation                      29,992              27,072              24,198
                                                                ------------------  ------------------   -----------------

Basic net income per share                                                 $ 0.86              $ 0.64              $ 0.18
                                                                ==================  ==================   =================

Diluted

Weighted average common shares outstanding                                 29,992              27,072              24,198

Dilutive effect of stock options and warrants                               4,245               3,252               1,912
                                                                ------------------  ------------------   -----------------

Shares used in diluted net income per share calculation                    34,237              30,324              26,110
                                                                ------------------  ------------------   -----------------

Diluted net income per share                                               $ 0.75              $ 0.58              $ 0.17
                                                                ==================  ==================   =================

Options outstanding at December 31, 2000, 1999 & 1998
   not included in computation of diluted EPS because
   the exercise price was greater than the average market
   price                                                                      113                 107                 324

Price range of options not used in diluted EPS calculation        $56.88 - $60.38     $25.56 - $28.31     $12.50 - $14.21



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

     All shares and per share data in these consolidated financial statements have been adjusted to reflect both stock splits.

Stock Options

     Under Advent's 1992 Stock Plan ("Plan") we may grant options to purchase Common Stock to employees and consultants. Options granted may be incentive stock options or nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Plan) and the vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Plan.

     The activity under the Plan was as follows:

                                                      Outstanding Options
                                                ------------------------------------------------------------------


                                                                                                       Weighted
                                                                                     Aggregate         Average
                                   Available      Number of        Price Per          Exercise        Price Per
                                   for Grant       Options           Share             Price            Share
------------------------------------------------------------------------------------------------------------------

Balances, December 31, 1997            326,000      4,769,000     $0.32 - 10.67      $ 31,122,000          $ 6.53

Authorized                           1,500,000              -                 -                 -               -
Options granted                     (1,998,000)     1,998,000      9.17 - 14.21        22,004,000           11.01
Options exercised                            -       (454,000)     0.21 - 10.67        (1,372,000)           3.02
Options canceled                       322,000       (322,000)     1.39 - 14.21        (2,594,000)           8.06
                                 -------------- -------------- -----------------  ----------------  --------------

Balances, December 31, 1998            150,000      5,991,000      0.67 - 14.21        49,160,000            8.21

Authorized                           2,678,000              -                 -                 -               -
Options granted                     (2,154,000)     2,154,000     15.58 - 25.56        49,495,000           22.98
Options exercised                            -       (898,000)     0.33 - 21.38        (5,097,000)           5.68
Options canceled                       174,000       (174,000)     1.67 - 14.21        (2,028,000)          11.66
                                 -------------- -------------- -----------------  ----------------  --------------

Balances, December 31, 1999            848,000      7,073,000      0.34 - 25.56        91,530,000           12.94

Authorized                             915,000              -                 -                 -               -
Options granted                     (1,175,000)     1,175,000     40.00 - 60.38        61,730,000           52.54
Options exercised                            -     (1,078,000)     0.33 - 52.50        (9,322,000)           8.65
Options canceled                       374,000       (374,000)     1.67 - 60.38        (6,652,000)          17.79
                                 -------------- -------------- -----------------  ----------------  --------------

Balances, December 31, 2000            962,000      6,796,000    $ 0.33 - 60.38     $ 137,286,000         $ 20.20
                                 ============== ============== =================  ================  ==============


At December 31, 2000, 1999 and 1998, 2,607,000,  2,295,000 and 1,713,000 options outstanding were exercisable with an aggregate exercise price of $30,100,000, $18,717,000 and $9,691,000, respectively.

     In November 1998, the Board of Directors approved the 1998 Nonstatutory Stock Option Plan ("Nonstatutory Plan") and reserved 300,000 shares of Common Stock for issuance thereunder. Under Advent's 1998 Nonstatutory Plan, we may grant options to purchase Common Stock to employees and consultants, excluding persons who are executive officers and directors. Options granted are nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Nonstatutory Plan) and the vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Nonstatutory Plan.

     The activity under the Nonstatutory Plan was as follows:

                                                     Outstanding Options
                                                ------------------------------------------------------------

                                                                                                  Weighted
                                                                                  Aggregate       Average
                                   Available     Number of       Price Per         Exercise      Price Per
                                   for Grant      Options          Share            Price          Share
                                  ------------  ------------  ----------------  --------------  ------------


Authorized                            300,000             -               $ -             $ -           $ -
Options granted                      (276,000)      276,000             12.42       3,423,000         12.42
Options exercised                           -             -                 -               -             -
Options canceled                            -             -                 -               -             -
                                  ------------  ------------  ----------------  --------------  ------------

Balances, December 31, 1998            24,000       276,000             12.42       3,423,000         12.42

Authorized                                  -             -                 -               -             -
Options granted                             -             -                 -               -             -
Options exercised                           -       (15,700)            12.42        (194,800)        12.42
Options canceled                        9,400        (9,400)            12.42        (117,300)        12.42
                                   -----------  ------------  ----------------  --------------  ------------
Balances, December 31, 1999            33,400       250,900             12.42       3,110,900         12.42

Authorized                                  -             -                 -               -             -
Options granted                       (26,100)       26,100     40.00 - 56.88       1,074,000         41.15
Options exercised                           -       (74,800)            12.42        (929,000)        12.42
Options canceled                       11,600       (11,600)            12.42        (144,000)        12.42
                                  ------------  ------------  ----------------  --------------  ------------

Balances, December 31, 2000            18,900       190,600    $12.42 - 56.88      $3,111,900       $ 16.33
                                  ============  ============  ================  ==============  ============


At December 31, 2000 and 1999, 18,200 and 42,000 options under the 1998 Nonstatutory Plan were exercisable with an aggregate exercise price of $229,000 and $521,000, respectively. No options outstanding at December 31, 1998, under the 1998 Nonstatutory Plan, were exercisable.

     During the year ended December 31, 2000, we recorded $136,000 of deferred stock-based charges related to options granted to certain employees of a distributor. The total stock-based compensation charge is being recognized over a five year vesting period. Stock-based charges recorded are subject to variable plan accounting, which requires us to remeasure compensation cost for outstanding options each reporting period based on changes in the market value of the underlying common stock.

     In addition to the Plan and the Nonstatutory Plan, Advent had granted options to purchase Common Stock to employees or consultants under special arrangements. These options have an exercise price of $.34 per share. There were 14,000, 14,000 and 21,000 of these options outstanding at December 31, 2000, 1999 and 1998, respectively. The change in 1999 was the result of the exercise of 7,000 options. The options outstanding at December 31, 2000 are fully vested.

     Our 1995 Director Option Plan ("Director Plan") provides for the grant of nonstatutory stock options to non-employee directors of Advent ("Outside
Directors"). Under the Director Plan, each Outside Director is granted a non-qualified option to purchase 30,000 shares on the last to occur of the date of effectiveness of the Director Plan or the date upon which such person first becomes a director with an exercise price equal to the fair market value of Advent's Common Stock as of the date of the grant. In subsequent years, each Outside Director is automatically granted an option to purchase 6,000 shares on December 1 with an exercise price equal to the fair value of Advent's Common Stock on that date. Options granted under the Director Plan vest over a five year period and have a ten year term.

     The activity under the Director Plan was as follows:

                                                         Outstanding Options
                                                   ----------------------------------------------------------------

                                                                                                       Weighted
                                                                                       Aggregate        Average
                                      Available       Number of       Price Per        Exercise        Price Per
                                      for Grant        Options          Share            Price           Share
                                   --------------- ---------------  --------------  --------------- ---------------

Balances, December 31, 1997                72,600         144,000   $6.00 - 10.92      $ 1,091,100      $ 7.58

Options granted                           (24,000)         24,000           12.92          310,000       12.92
Options exercised                               -               -               -                -           -
Options canceled                                -               -               -                -           -
                                   --------------- ---------------  --------------  --------------- ---------------

Balances, December 31, 1998                48,600         168,000    6.00 - 12.92        1,401,100        8.34

Options granted                           (24,000)         24,000           28.31          679,500       28.31
Options exercised                               -               -               -                -           -
Options canceled                                -               -               -                -           -
                                   --------------- ---------------  --------------  --------------- ---------------

Balances, December 31, 1999                24,600         192,000    6.00 - 28.31        2,080,600       10.84

Authorized                                200,000               -               -                -           -
Options granted                           (24,000)         24,000           49.00        1,176,000       49.00
Options exercised                               -         (22,000)           6.00         (132,000)       6.00
Options canceled                                -               -               -                -           -
                                   --------------- ---------------  --------------  --------------- ---------------

Balances, December 31, 2000               200,600         194,000   $6.00 - 49.00      $ 3,124,600      $ 16.11
                                   =============== ===============  ==============  =============== ===============


At  December  31,  2000,  1999 and  1998,  75,000,  74,000  and  57,000  options outstanding were exercisable with an aggregate exercise price of $536,000, $502,000 and $403,000, respectively.

     We have adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for Advent's stock option plans. If compensation had been determined based on the fair value at the grant date for awards in 2000, 1999 and 1998 consistent with the provisions of SFAS No. 123, Advent's net income and net income per share for the year ended December 31, 2000, 1999, and 1998, respectively, would have been as follows:

                                                      2000             1999            1998
                                                 ------------------------------------------------

Net income - as reported                               $ 25,774         $ 17,443         $ 4,399
Net income - pro forma                                 $ 18,956         $ 11,658         $ 1,380

PER SHARE DATA
Diluted
Net income per share - as reported                       $ 0.75           $ 0.58          $ 0.17
Net income per share - pro forma                         $ 0.55           $ 0.38          $ 0.08

Basic
Net income per share - as reported                       $ 0.86           $ 0.64          $ 0.18
Net income per share - pro forma                         $ 0.63           $ 0.43          $ 0.09

Such pro forma disclosures may not be representative of future compensation costs because options vest over several years and additional grants are made each year.

     The weighted-average grant-date fair value of options granted were $52.31, $13.16 and $5.61 per option for the years ended December 31, 2000, 1999 and 1998, respectively.

     The fair value of each option grant is estimated on the date of grant using
the   Black-Scholes   valuation  model  with  the  following   weighted  average
assumptions:

                                                      2000             1999            1998
                                                 ------------------------------------------------
Risk-free interest rate                                    6.3%             5.9%            4.9%
Volatility                                                 63.7             58.7            60.4
Expected life                                           5 years          5 years         5 years
Expected dividends                                         None             None            None
Average turnover rate                                        8%               8%              8%


     The fair value for the Employee Stock Purchase Plan rights were also estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 2000, 1999 and 1998: risk-free interest rates of 6.3%, 5.9% and 4.9%, respectively; dividend yield of 0%; volatility factors of 63.7%, 58.7% and 60.4% for 2000, 1999 and 1998, respectively; and a six-month expected life. The weighted average fair value of the ESPP rights granted in 2000, 1999 and 1998 were $15.24, $6.52 and $3.21, respectively.

     The options outstanding and currently exercisable by exercise price at December 31, 2000 are as follows:

                              Options Outstanding                                        Options Exercisable
                        -------------------------------------------------------  ------------------------------------

                                             Weighted
                                             Average
                                            Remaining
                             Number        Contractual      Weighted Average        Number        Weighted Average
   Exercise Prices        Outstanding          Life          Exercise Price      Exercisable       Exercise Price
---------------------------------------------------------------------------------------------------------------------

$ 0.33 - $ 2.17                  376,000           3.81             $  1.72           368,000            $  1.71
$ 6.00 - $ 9.92                2,693,000           6.86                8.81         1,444,100               8.79
$10.67 - $15.58                1,080,500           7.10               12.56           468,000              12.35
$21.38 - $28.31                1,853,800           8.62               23.29           353,100              22.91
$40.00 - $49.00                  388,000           8.99               40.75            52,300              40.19
$52.50 - $60.38                  803,300           9.71               58.03            28,700              55.20
                        -----------------  -------------   --------------------  -------------  ---------------------

                               7,194,600           7.62             $ 19.95         2,714,200            $ 11.38
                        =================  =============   ====================  =============  =====================



9.    Subsequent Events

     On January 31, 2001, we acquired all outstanding capital stock of Rex Development Partners, L.P., a limited partnership, for approximately $8.5 million in cash. The acquisition will be recorded in the quarter ended March 31, 2001, using the purchase method of accounting and we expect that substantially all of the purchase price will be allocated to purchased technology and goodwill.

     In March 2001, Advent's Board of Directors authorized the repurchase of up to one million shares of outstanding Common Stock. The purchases may be made, from time to time, on the open market or in privately negotiated transactions and will be funded from available working capital. The repurchase program is to provide shares for issuing to employees under stock option and stock purchase plans.

Report of Independent Accountants

To the Board of Directors and Stockholders of Advent Software, Inc.:

     In our  opinion,  the  accompanying  consolidated  balance  sheets  and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Advent Software, Inc. and its subsidiaries at December 31, 2000 and December 31, 1999, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP

San Francisco, California
January 19, 2001, except for the matters discussed in Note 9, as to which the date is March 5, 2001.

                             Selected Financial Data

Selected Annual Data

Year Ended December 31,                               2000         1999         1998*         1997         1996*
-----------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)

Statement of operations
Net revenues                                     $ 134,931    $ 101,560      $ 70,998     $ 48,613      $ 36,744
Income from operations                              32,282       21,833         5,912        9,398           591
Net income (loss)                                   25,774       17,443         4,399        6,713        (1,099)

Net income (loss) per share data
Diluted
Net income (loss) per share                           0.75         0.58          0.17         0.28         (0.05)
Shares used in per share calculation**              34,237       30,324        26,110       24,051        21,210

Basic
Net income (loss) per share                           0.86         0.64          0.18         0.30         (0.05)
Shares used in per share calculation**              29,992       27,072        24,198       22,563        21,210

Balance Sheet
Working capital                                  $ 160,994    $ 121,871      $ 38,148     $ 38,836      $ 32,775
Total assets                                       245,701      191,188        87,210       59,285        46,691
Long-term liabilities                                1,231          824           537          537           599
Stockholders' equity                               209,601      160,659        60,175       46,493        37,062


* In 1998 and 1996, Advent recognized charges of $8.4 million and $5.6 million, respectively, in connection with the write-off of purchased research and development and other expenses. Excluding these charges, net income per share-diluted would have been $0.39 and $0.19 in 1998 and 1996, respectively. For further explanation, see "Purchased Research and Development and Other" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

** For an explanation of shares used in per share calculations,  see
Note 1 and Note 7 of the Notes to Consolidated Financial Statements.

Selected Quarterly Data

                                               First          Second           Third          Fourth
                                              Quarter         Quarter         Quarter        Quarter
--------------------------------------------------------------------------------------------------------
(in thousands, except per share data)

2000
Net revenues                             $        27,609 $        32,677 $        34,115 $       40,530
Income from operations                             4,573           7,191           8,942         11,576
Net income                                         3,916           5,805           7,142          8,911
Net income per share - Diluted                      0.12            0.17            0.21           0.26
Net income per share - Basic                        0.13            0.19            0.24           0.29

1999
Net revenues                             $        20,220 $        24,223 $        27,020 $       30,097
Income from operations                             2,591           4,846           6,377          8,019
Net income                                         1,954           3,489           5,024          6,976
Net income per share - Diluted                      0.07            0.12            0.16           0.21
Net income per share - Basic                        0.08            0.14            0.17           0.24

Price Range of Common Stock


NASDAQ National Market Symbol "ADVS"                                            High           Low
--------------------------------------------------------------------------------------------------------

Year Ended December 31, 2000
First quarter                                                            $      63  5/16 $     30 15/16
Second quarter                                                                  64  1/2        37  5/8
Third quarter                                                                   75  1/2        50 15/16
Fourth quarter                                                                  70 36/47       36  1/16

Year Ended December 31, 1999
First quarter                                                            $      18 13/24 $     13  3/8
Second quarter                                                                  23  1/2        16  3/4
Third quarter                                                                   31  1/8        20  5/6
Fourth quarter                                                                  35  1/16       24  5/8


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
Telephone: (781) 575-3120
Internet:  http://www.equiserve.com

                                                                    EXHIBIT 21.1

SUBSIDIARIES OF ADVENT SOFTWARE, INC.


Name                                           State of Incorporation

MicroEdge, Inc.                                New York
Advent Technology, Inc.                        Delaware
Advent Australia, Pty. Ltd.,                   Australia
Hub Data, Inc.                                 Massachusetts
Data Exchange, Inc.                            Pennsylvania
Rex Development, Inc.                          Delaware
Second Street Securities, Inc.                 Delaware

                                                                    EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We  hereby  consent  to the  incorporation  by  reference  in  the  Registration
Statements  on Form  S-8  (No.'s  333-43574,  333-79573,  333-79553,  333-56905,
333-39747 and 333-28725) and on Form S-3 (No.'s 333-79659, 333-58659, 333-48513,
333-19601 and 333-39747) of Advent Software, Inc. of our report dated January 19, 2001, except for the matters discussed in Note 9, as to which the date is March 5, 2001, relating to the financial statements, which appears in the Annual Report to Shareholders, which is incorporated in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated January 19, 2001, except for the matters discussed in Note 9, as to which the date is March 5, 2001, relating to the financial statement schedule, which appears in this Form 10-K.


PricewaterhouseCoopers LLP
San Francisco, California
March 12, 2001