Form 10-K, Exhibit 13
period 2001-12-31
ADVENT SOFTWARE INC /DE/
filed 2002-03-15
CIK 1002225

                                                                    EXHIBIT 13.1

        SELECTED PORTIONS OF ADVENT'S 2001 ANNUAL REPORT TO STOCKHOLDERS

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

       We are a leading provider of stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support mission-critical functions of investment management organizations. Our clients vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, universities and non-profit organizations.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

       Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, valuation of long-lived assets, intangible assets and goodwill and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

       We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

REVENUE RECOGNITION - We recognize revenue from the license of software when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured. We use a signed license agreement as evidence of an arrangement. Sales through our distributor are evidenced by a master agreement governing the relationship together with binding order forms and signed contracts from the distributor's customers. Delivery occurs when product is delivered to a common carrier F.O.B shipping point. Our arrangements do not generally include acceptance provisions, yet if acceptance provisions are provided, delivery occurs upon acceptance. We assess whether the fee is fixed and determinable based on the payment terms associated with the transaction. Fees are fixed and determinable when we have sufficient history of collection under the payment terms. We determine whether collection of the fee is reasonably assured based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. Our arrangements for software licenses are sold with maintenance and, often times, professional services and other products and services. We allocate revenue to delivered components, normally the license component, of the arrangement using the residual value method based on objective evidence of the fair value of the undelivered elements, which is specific to us. Fair values for the maintenance service for our software licenses are based upon renewal rates stated in the contracts or, in limited cases, separate sales of renewals to other customers. Fair value for the professional services and other products and services is based upon separate sales by us of these services to other customers. We recognize revenue for maintenance services ratably over the contract term. Our professional services, which include consulting, implementation management, integration management, custom report writing and training, are generally billed based on hourly rates. We recognize revenue as these professional services are performed. Other products and services, which are subscription and transaction based, include interfacing and downloading of securities information from third party providers. Subscription-based revenues are recognized ratably over the period of the contract. Transaction-based revenues are generally recognized when the transactions occur. Revenues for development agreements are recognized using the percentage-of-completion method of accounting based on costs incurred to date compared with the estimated cost of completion. We analyze specific accounts receivable, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. We also analyze customer demand and acceptance of our product and historical returns when evaluating the adequacy of the allowance for sales returns, which are not generally provided to our customers.

VALUATION OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL - We assess the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following (1) significant underperformance relative to expected historical or projected future operating results; (2) significant changes in the manner of our use of the acquired assets or the strategy for our overall business; (3) significant negative industry or economic trends; (4) significant decline in our stock price for a sustained period; and (5) our market capitalization relative to net book value. When we determine that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, and based on the carrying value of the asset being less than the undiscounted cash flows, we measure an impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. We hold minority interests in private companies having operations or technology in areas within our strategic focus. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future. We estimate an investment's current carrying value based primarily on market conditions, recent valuation events and operating results of the underlying investment. Recently issued accounting pronouncements, described later under the "Overview" section, may effect the assessment of valuations of long-lived assets, intangible assets and goodwill in future periods.

INCOME TAXES - Income tax expense includes U.S. and international income taxes. Certain items of income and expense are not reported in tax returns and financial statements in the same year. The tax effect of this difference is reported as deferred income taxes and results in a deferred tax asset. Management believes it is more likely than not that the deferred tax asset will be realized in future years. Significant factors considered by management in its determination of the probability of the realization include: 1) our historical operating results, 2) expectations of future earnings and 3) the length of time over which the differences will be paid.


   OVERVIEW

     ACQUISITIONS AND INVESTMENTS

       On January 31, 2001, we acquired all outstanding equity of Rex Development Partners, L.P., a limited partnership, for approximately $8.6 million in cash and acquisition costs. This business combination was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date. Rex Development Partners, L.P. was formed to accelerate the development of technology incorporated in our Rex service. This purchase provides us with core technologies which will be used in Advent TrustedNetwork.

       The allocation of the purchase price for Rex Development Partners, L.P. was based on the estimated fair value of the net assets of $100,000 at the acquisition date (consisting of current assets of $1.0 million and current liabilities of $900,000), and acquired technologies $8.5 million. The acquired intangible is included in Other assets, net on our Consolidated Balance Sheet.

       In April 2001, we acquired all of the outstanding common stock of NPO Solutions, Inc. ("NPO"), a privately held provider of integrated computer software solutions for nonprofit organizations based in Loudon, New Hampshire, through our wholly-owned subsidiary MicroEdge, Inc. The total purchase price was $8.1 million, with an additional $1.5 million potentially to be distributed to NPO stockholders if NPO meets certain milestones. The purchase price consisted of $6.8 million of cash as well as $1.3 million in net liabilities assumed and acquisition related expenses. This business combination was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date.

       The allocation of the purchase price of NPO was based on the estimated fair value of the net liabilities of approximately $1.3 million at the acquisition date (consisting of current assets of $700,000; property, plant and equipment of $160,000; and current liabilities of $2.2 million), goodwill of $2.8 million, and other intangibles primarily consisting of customer base and acquired technologies of $5.3 million. The goodwill and other intangibles are included in Other assets, net on our Consolidated Balance Sheet. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

       In April 2001, we joined with Accenture, Microsoft, Inc., Compaq Computer Corp., and the Bank of New York to create Encompys, an independent company that is developing an internet-based straight-through-processing solution for the global asset management community. We invested $8.8 million to help form this new business venture, which is carried at the lower of cost or net realizable value in Other assets, net on our Consolidated Balance Sheet.

       In November 2001, we acquired certain assets of ManagerLink.com for a total purchase price of $2.9 million, consisting of $1.5 million in cash as well as $1.4 in net liabilities assumed and acquisition related expenses. This transaction was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date. ManagerLink.com is located in Cleveland, Ohio and provides consolidated portfolio reporting tools to CPA's, family offices, and other firms. We acquired ManagerLink.com at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities resulting in goodwill of $1.5 million in order to further increase our deployment of Advent TrustedNetwork.

       The preliminary allocation of the purchase price for ManagerLink.com was based on the estimated fair value of the net liabilities of $1.4 million at the acquisition date (consisting of current assets of $22,000; property, plant and equipment of $156,000; and current liabilities of $1.6 million), goodwill of $1.5 million (deductible for tax purposes), and other intangibles consisting of acquired technology and trade name of $1.4 million which have a weighted average amortization period of 5 years. The goodwill and other intangibles are included in Other assets, net on our Consolidated Balance Sheet. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

       In November 2001, we acquired all of the common stock of our Scandinavian distributors' operations located in Norway, Sweden, and Denmark for a total purchase price of approximately $15.4 million, of which $13.5 was paid in cash as well as $1.9 million in assumed liabilities and acquisition related expenses. In addition, we are required to pay 50% of operating margins that exceed 20% for the two years after the acquisition. These transactions were accounted for as purchases and the results of operations are included in our consolidated financial statements beginning on the acquisition date. We acquired our Scandinavian distributors' operations at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities resulting in goodwill of $7.3 million in order to expand control over European channels for our products and services.

       The preliminary allocation of the purchase price for our Scandinavian distributor was based on the estimated fair value of the net liabilities of $1.9 million at the acquisition date (consisting of current assets of $2.2 million; property, plant and equipment of $109,000; and current liabilities of $4.2 million), goodwill of $7.3 million (not deductible for tax purposes), and other intangibles consisting of licensing agreements and acquired technology of $8.1 million which have a weighted average amortization period of 5 years. The goodwill and other intangibles are included in Other assets, net on our Consolidated Balance Sheet. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

     In February 2002, we acquired Kinexus Corporation of New York, New York. Consideration included cash of approximately $37.8 million, a warrant to purchase 165,176 shares of our Common Stock valued at $8.5 million, and assumed net liabilities and acquisition costs. The warrant was calculated using the Black-Scholes method to determine fair value, has an exercise price of $.01 per share, is immediately exercisable, and expires on January 1, 2003. The warrant was exercised in February 2002. There is a potential additional earn-out distribution to shareholders of up to $115 million in cash and stock under a formula based on revenue and expenses. Kinexus provides internal account aggregation and manual data management services which we will use in our Advent TrustedNetwork service.

DISTRIBUTOR RELATIONSHIP

     We rely on a number of strategic alliances to help us achieve market acceptance of our products and to leverage our development, sales, and marketing resources. In 1998 we established one such relationship with a company in Scandinavia to distribute our products within Scandinavia. In the third quarter of 1999, this distributor formed Advent

Europe. Advent Europe and its subsidiaries have the exclusive right to distribute our software in the European Union, excluding certain locations, until July 1, 2004 subject to achieving certain revenue levels. Incorporated in The Netherlands, Advent Europe is an independent entity which is not financially backed by us and is entirely capitalized by independent third party investors. It makes tax and language modifications to Advent Office to fit the various needs of the local jurisdictions and then markets and licenses the Advent Office suite and related services. All transactions between Advent Europe and us are transacted in U.S. dollars and are arms length transactions. Revenue from sales to this distributor is recognized when the distributor submits a signed contract, the product has been delivered, the fee is fixed and determinable, and the resulting receivable is reasonably assured. Our revenues from this distributor in each of the three years ended December 31, 2001, 2000, and 1999 were less than 4% of our total net revenue.

     Through July 1, 2004, subject to achieving certain revenue levels, Advent Europe also has the contingent right to require us to purchase any one or any group of their subsidiaries. Our requirement to purchase is contingent upon the distributor achieving specified operating margins in excess of 20% as well as customer satisfaction criteria as specified in the agreement. The purchase price would be two times the preceding twelve months total revenue of the purchased subsidiaries plus an earn-out equal to 50% of operating margins that exceed 20% for the two years after the acquisition. As of December 31, 2001, none of this distributor's subsidiaries have met the criteria which could trigger this contingent right. In addition, we have the right to purchase any one or any group of the distributor's subsidiaries under certain conditions. In the event these rights are exercised by us or the distributor, the purchase of these subsidiaries would principally result in an increase in intangible assets, goodwill and amortization of intangible assets. In November 2001, we acquired three of Advent Europe's companies located in Norway, Sweden, and Denmark. In addition to the purchase price paid for these three companies, there is potential additional consideration equal to 50% of operating margins greater than 20% that are achieved in the two years subsequent to our acquisition of these companies as described above.


SECONDARY OFFERINGS

     In June 1999, we completed a secondary public offering of 3.9 million shares of our Common Stock at an offering price of $20.688 per share, excluding offering costs. Of the 3.9 million shares of Common Stock offered, 300,000 shares were sold by a selling stockholder. The net proceeds of the offering to us were $70.2 million.

     In August 2001, we completed a secondary public offering of 2,750,000 shares of our Common Stock at $57.11 per share, excluding offering costs. Of the 2,750,000 shares offered, 200,000 were sold by a selling stockholder. The net proceeds of the offering to us were approximately $138 million.

COMMON STOCK REPURCHASE

     In September and October 2001 we repurchased and retired 430,000 shares of our own Common Stock under a program approved by our Board of Directors in March 2001 to repurchase up to 1,000,000 shares from time to time. We paid $14.8 million for an average of $34.44 per share.

STOCK SPLITS

     Our Board of Directors approved a three-for-two split of our Common Stock in July 1999. The stock split was effected as a stock dividend to stockholders of record as of the close of business on July 30, 1999. This stock split increased the number of common shares outstanding from approximately 9.6 million shares to approximately 14.4 million shares.

      Our Board of Directors approved a two-for-one split of our Common Stock in February 2000. The stock split was effected as a stock dividend to stockholders of record as of the close of business on February 28, 2000. This stock split increased the number of shares of Common Stock outstanding from approximately
14.8 million shares to approximately 29.6 million shares.


RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

REVENUES

     Net revenues were $170.2 million, $134.9 million and $101.6 million in 2001, 2000, and 1999, respectively, representing increases of 26% from 2000 to 2001 and 33% from 1999 to 2000. Our net revenues are derived from license and development fees, maintenance and other recurring revenues, and professional services and other revenues related to our software products. In each of 2001, 2000, and 1999, the majority of our net revenues were from domestic sales, with international sales representing less than 8% in each year. License revenues are derived from the licensing of software products while development fees are derived from development contracts that we have entered into with other companies, including customers and development partners. Maintenance and other recurring revenues are derived from maintenance fees charged in the initial licensing year, renewals of annual maintenance services in subsequent years and recurring revenues derived from our subscription-based and transaction-based services. Professional services and other revenues include fees for consulting, implementation and integration management, custom report writing, training services and semi-annual conferences.

     Axys and its related products and services accounted for the majority of net revenues in 2001, 2000, and 1999. However, we have been successful in increasing multi-product sales by emphasizing our suite of products and, therefore, new products have accounted for an increasing portion of net revenues in all three years.

     Each of the major revenue categories has historically varied as a percentage of net revenues and we expect this variability to continue in future periods. This variability is partially due to the timing of the introduction of new products, the relative size and timing of individual licenses, as well as the size of the implementation, the resulting proportion of the maintenance and professional services components of these license transactions and the amount of client use of pricing and related data.

     LICENSE AND DEVELOPMENT FEES. License and development fees revenue were $83.6 million, $66.1 million and $49.3 million in 2001, 2000, and 1999, respectively, representing increases of 27% from 2000 to 2001 and 34% from 1999 to 2000. License and development fees revenues as a percentage of net revenues were 49% in 2001, 2000, and 1999. The increases in license revenue, in absolute dollars, were primarily due to increased demand for the Advent Office suite to both new customers as well as follow-on sales to existing customers, and for our Geneva software which is sold primarily to global financial institutions and hedge funds. We typically license our products on a per server, per user basis with the price per site varying based on the selection of the products licensed and the number of authorized users. We earn development fees when we provide product solutions which are not part of our standard product offering. For the years ended December 31, 2001, 2000, and 1999 revenue from development fees has been less than 10% of total license and development fees revenue.

     MAINTENANCE AND OTHER RECURRING. Maintenance and other recurring revenues were $67.7 million, $50.1 million and $38.2 million in 2001, 2000, and 1999, respectively, representing increases of 35% from 2000 to 2001 and 31% from 1999 to 2000. Maintenance and other recurring revenues, as a percentage of net revenues, were 40%, 37% and 38% in 2001, 2000, and 1999, respectively. The growth in maintenance and other recurring revenues, in absolute dollars, in all periods was primarily due to a larger customer base and higher average maintenance fees. Higher average maintenance fees are primarily due to clients selecting more components for a full feature, multi-product solution and clients expanding the number of users and sites licensing our software. In addition, increased revenue from our Advent Custodial Data service as well as our other data feed revenue sources contributed to the rise in maintenance and other recurring revenues from 2000 to 2001 both in absolute dollars and as a percentage of total revenue.

     PROFESSIONAL SERVICES AND OTHER. Professional services and other revenues were $18.9 million, $18.7 million and $14.1 million in 2001, 2000, and 1999, respectively, representing increases of 1% from 2000 to 2001 and 33% from 1999 to 2000. Professional services and other revenues, as a percentage of net revenues, was 11% in 2001 and 14% in both 2000 and 1999. The increase in professional services and other revenue from 1999 to 2000 was primarily due to higher consulting fees from increasingly larger implementations at larger financial institutions as well as higher custom report writing revenue generated from a larger customer base. The relatively flat revenue between 2001 and 2000 reflects our continued encouragement of independent qualified third party implementers to provide services to our clients.

COST OF REVENUES

     COST OF LICENSE AND DEVELOPMENT FEES. Cost of license and development fees revenues were $6.5 million, $5.3 million and $3.6 million in 2001, 2000, and 1999, respectively, representing 8%, 8% and 7% of license and development fees revenues in these periods, respectively. Cost of license and development fees revenue consists primarily of the cost of product media and duplication, manuals, packaging materials, the direct labor involved in producing and distributing our software; labor costs associated with generating development fees; and royalties paid to third parties. Cost of license and development fees will fluctuate between periods due to the mix of license and development fee revenues. The increase in costs, in absolute dollars, in all years is primarily related to increased associated revenues.

     COST OF MAINTENANCE AND OTHER RECURRING. Cost of maintenance and other recurring revenues were $17.0 million, $13.5 million and $10.4 million in 2001, 2000, and 1999, respectively, representing 25%, 27% and 27% of maintenance and other recurring revenues in these periods, respectively. These costs are primarily comprised of the direct costs of providing technical support and other services for recurring revenues, the engineering costs associated with product updates and royalties paid to third party subscription-based and transaction-based vendors. These expenses, in absolute dollars, increased in each year due to increased staffing required to support a larger customer base and larger implementations as well as increased royalties paid to third party subscription-based and transaction-based vendors. Cost of maintenance and other recurring revenues as a percentage of related revenues was stable between 1999 and 2000 and decreased from 2000 to 2001 primarily due to the change in the revenue mix.

     COST OF PROFESSIONAL SERVICES AND OTHER. Cost of professional services and other revenues were $6.2 million, $6.1 million and $5.3 million in 2001, 2000, and 1999, respectively, representing 33%, 33% and 38% of professional services and other revenues in these periods, respectively. These costs consist primarily of personnel related costs associated with the client services and support organization in providing consulting, custom report writing, conversions of data from clients' previous systems, and cost of hosting our client conferences. To the extent that such personnel are not fully used in consulting, training, conversion or custom report writing projects, they are used by presales, marketing and engineering activities and the resultant costs are charged to operating expenses. Cost of professional services and other, in absolute dollars, increased year to year due to increases in personnel and related costs necessary to provide services to an expanded installed base. Cost of professional services as a percentage of related revenues decreased between 1999 and 2000 primarily due to higher utilization of personnel and economies of scale associated with absorbing fixed costs over a larger revenue base. Cost of professional services as a percentage of related revenues remained constant between 2000 and 2001.


OPERATING EXPENSES

     SALES AND MARKETING. Sales and marketing expenses were $52.2 million, $42.6 million and $32.2 million in 2001, 2000, and 1999, respectively, representing increases of 23% from 2000 to 2001 and 32% from 1999 to 2000. Sales and marketing expenses, as a percentage of net revenues, were 31% in 2001 and 32% in both 2000 and 1999. Sales and marketing expenses consist primarily of the costs of personnel involved in the sales and marketing process, sales commissions, advertising and promotional materials, sales facilities expense, trade shows, and seminars. The increases in absolute dollars, for 2001, 2000, and 1999 were due to a continued increase in the number of sales and marketing personnel and increased marketing efforts towards the Advent Office suite and our internet based product offerings. In 2000, sales and marketing expenses also increased due to moving our New York City sales office to a larger facility in April 2000.

     PRODUCT DEVELOPMENT. Research and development expenses consist primarily of salary and benefits for our development staff as well as contractors fees and other costs associated with the enhancements of existing products and services and development of new products and services. Costs associated with product updates are included in cost of maintenance and other recurring revenue. Product development expenses were $27.4 million, $21.6 million and $16.8 million in 2001, 2000, and 1999, respectively, representing increases of 27% from 2000 to 2001 and 29% from 1999 to 2000. Product development expenses, as a percentage of net revenues, were 16% in both 2001 and 2000 and 17% in 1999. Product development expenses increased, in absolute dollars, in all three years primarily due to an increase in the number of personnel as we increased our product development efforts to accelerate the rate of product enhancements and new product introductions in our Advent Office Suite and Geneva product. Additionally, we have increased our expenditures in each of the three years to develop and launch Advent TrustedNetwork and our continued development of related wealth management solutions, both released and unreleased. We anticipate that product development expenses will continue to increase in absolute dollars, although such expenses may vary as a percentage of net revenues.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $14.8 million, $12.0 million and $9.9 million in 2001, 2000, and 1999, respectively, representing increases of 24% from 2000 to 2001 and 21% from 1999 to

2000. General and administrative expenses, as a percentage of net revenues, were 9% in 2001 and 2000 and 10% in 1999. General and administrative expenses consist primarily of personnel costs for finance, administration, operations and general management, as well as legal and accounting expenses. The increases, in absolute dollars, were primarily due to an increase in the number of personnel and related costs to support our growth.

    AMORTIZATION OF INTANGIBLES. We recorded amortization of goodwill and other intangibles of approximately $4.7 million in 2001 and $1.5 million in 2000 and 1999. This amortization is based on the goodwill and other intangibles we recorded in connection with our acquisitions. We typically record goodwill and other intangibles based on independent appraisals of our acquisitions using our estimates of market potential, product introductions, technology trends, and any other relevant cash flow assumptions. The revenues and costs associated with the goodwill and other intangibles have been materially consistent with these assumptions. We periodically assess our estimates related to the valuation model to determine if the assets acquired have been impaired. If we determine that there has been impairment, there could be additional charges to income. In accordance with FAS 142 issued in July 2001, we did not record any amortization of goodwill on our acquisitions of ManagerLink.com or our Scandinavian distributors, and we will no longer amortize goodwill from any of our acquisitions beginning January 1, 2002.


INTEREST AND OTHER INCOME, NET

     Interest and other income, net was approximately $6.3 million, $6.8 million and $4.6 million in 2001, 2000, and 1999, respectively. Interest and other income, net consists primarily of interest income, as well as interest expense, realized gains and losses on investments that are other-than-temporary, and miscellaneous non-operating income and expense items. The decrease from 2000 to 2001 was substantially due to lower interest rates, realized gains and losses and other-than-temporary losses on investments of approximately $2.0 million, partially offset by higher investment balances resulting from our August 2001 secondary offering. The increase from 1999 to 2000 was due to higher interest income as a result of higher investment balances resulting from our June 1999 secondary offering partially offset by other-than-temporary losses of approximately $500,000.

INCOME TAXES

     We had an effective income tax rate of 34% in 2001, 2000, and 1999. This rate differed from the federal statutory rate primarily due to state income tax, offset by certain research and development credits.

LIQUIDITY AND CAPITAL RESOURCES

    Our cash and cash equivalents at December 31, 2001 were $166.8 million, increasing by $69.8 million from $97.0 million at December 31, 2000. This increase was due to $146.6 million provided by financing activities and $43.0 million provided by operating activities offset by $119.7 million used in investing activities.

    The net cash provided from operating activities of $43.0 million for 2001 was primarily due to net income, increases in deferred revenues, the tax benefit associated with common stock issued under employee benefit plans, and depreciation and amortization and other non-cash charges. These were partially offset by increases in accounts receivable as well as prepaid and other assets. Financing activities provided $146.6 million for 2001 primarily due to proceeds from our August 2001 common stock offering as well as proceeds from the issuance of common stock under our employee stock benefit plans. This was offset by cash used to repurchase and retire our common stock under a stock repurchase program that had been announced earlier in the year. Net cash used in investing activities of $119.7 million for 2001 primarily related to net expenditures of $44.1 million to acquire or make investments in complementary businesses and technologies, net short-term investment purchases of $66.5 million, and expenditures of $9.1 million for furniture, fixtures and equipment and leasehold improvements primarily for our additional new leased office space at our corporate headquarters in San Francisco, California.

  The net cash provided from operating activities of $35.3 million for 2000 was primarily due to net income and an increase in deferred revenues, the tax benefit associated with common stock issued under employee benefit plans, and depreciation and amortization and other non-cash charges. These were partially offset by increases in accounts receivable as well as prepaid and other assets. Financing activities provided $12.6 million in 2000 primarily due to proceeds from our employees exercising rights under our stock option and employee stock purchase plans. Net cash used in investing activities of $15.1 million for 2000 primarily related to expenditures of $10.4 million for furniture, fixtures and equipment and leasehold improvements primarily for our additional new leased office space at our corporate headquarters in San Francisco, California as well as new, larger leased space for our offices in New York, New York.

  The net cash provided from operating activities of $10.3 million for 1999 was primarily due to net income and an increase in deferred revenues, the tax benefit associated with common stock issued under employee benefit plans, and depreciation and amortization and other non-cash charges. These were offset by increases in accounts receivable as well as prepaid and other assets as a result of us making prepayments to certain vendors in order to receive favorable pricing. Financing activities provided $77.0 million for 1999 primarily due to proceeds from our June 1999 common stock offering as well as proceeds from the issuance of common stock under our employee stock benefit plans. Net cash used in investing activities of $58.6 million for 1999 is primarily due to the net purchases of short term securities of $47.1 million and expenditures of $8.3 million for furniture, fixtures and equipment and leasehold improvements primarily for our expansion of our office space at our corporate headquarters in San Francisco, California.

    At December 31, 2001, we had $311 million in working capital, up from $161 million at December 31, 2000. Our current significant capital commitments consist of commitments under operating leases of $54.2 million as well as our agreement and plan to acquire Kinexus Corporation which requires cash consideration of $37.8 million to be paid at the closing of the acquisition. The $37.8 million consideration was paid on February 14, 2002.

                                                 Payments Due by Period
                                          -------------------------------------
December 31 (in millions)                             Less
Contractual Cash Obligations                          than     1-3    After 3
                                            Total    1 year   years    years
                                          -------------------------------------
Operating Leases                           $  54.2   $  7.1  $ 23.2   $ 23.9
Acquisition of Kinexus                        37.8     37.8       -        -
                                          -------------------------------------
Total Contractual Cash Obligations         $  92.0   $ 44.9  $ 23.2   $ 23.9
                                          -------------------------------------

   At December 31, 2001 and 2000, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

   Our principal source of liquidity is our operating cash flows, which is dependent upon continued market acceptance of our products and services. We believe that our available sources of funds and anticipated cash flows from operations will be adequate to finance current operations and anticipated capital expenditures for at least the next twelve months.


NEW ACCOUNTING PRONOUNCEMENTS

    In June 2001, the Financial Accounting Standards Board (FASB or the "Board") issued Statement of Financial Accounting Standards No. 141 (SFAS 141), BUSINESS COMBINATIONS, and No. 142 (SFAS 142), GOODWILL AND OTHER INTANGIBLE ASSETS, collectively referred to as the "Standards". SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, BUSINESS COMBINATIONS. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142 we reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, INTANGIBLE ASSETS, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

    We will adopt the provisions of SFAS 142 in our first quarter ended March 31, 2002. We are in the process of preparing for our adoption of SFAS 142 and are making the determinations as to what our reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. In connection with the adoption of SFAS 142, we are required to reclassify goodwill balances to various intangible asset classifications if deemed necessary under the guidance, which is not expected to be significant. We expect that we will no longer record $1.2 million of amortization relating to our existing goodwill and indefinite-lived intangibles. We will also be required to evaluate the useful lives assigned to our intangible assets.

    SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. We expect to complete that first step of the goodwill impairment test during the second quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of our fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter 2002. We have not yet determined what effect these impairment tests will have on our financial position or results of operations.

     In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. This Statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of SFAS 144 are required to be adopted during our fiscal year beginning January 1, 2002, however early adoption is acceptable. We are currently in the process of evaluating the potential impact the adoption of SFAS 144 will have on our consolidated financial position or results of operations.

     In November 2001, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 01-09, "Accounting for Consideration Given by a Vendor to a customer or a Reseller of a Vendor's Products" which is a codification of EITF 00-14, 00-22, and 00-25. This issue presumes consideration from a vendor to a customer or reseller of a vendor's products to be reduction of the selling prices of a vendor's products and, therefore, should be characterized as a reduction in revenue when recognized in the vendor's income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit's fair value can be established. This issue should be applied no later than in annual or interim financial statements for periods beginning after December 15, 2001, which is our first quarter ended March 31, 2002. Upon adoption we are required to reclassify all prior period amounts to conform to the current period presentation. We have evaluated the effect on our financial statements and believe that the adoption will not have a significant effect on our financial position or results of operations.

     In November 2001, the FASB EITF reached a consensus to issue a FASB Staff Announcement Topic No. D-103, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred" which clarifies that that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement. This staff announcement should be applied in financial reporting periods beginning after December 15, 2001. Upon application of this staff announcement, comparative financial statements for prior periods should be reclassified to comply with the guidance in this staff announcement. We have evaluated the effect on our financial statements and believe that adoption will not have a significant effect on our financial position or results of operations.

RISK FACTORS AND FORWARD-LOOKING STATEMENTS

     The discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report contains trend analysis and other forward-looking statements that are based on current expectations and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in the forward-looking statements as a result of the factors summarized below and other risks detailed from time to time in public announcements, registration statements and filings with the SEC, including reports on Forms 10-K and 10-Q. Additionally, the financial statements for the periods presented are not necessarily indicative of results to be expected for any future period.

     We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. These risks include the potential for period to period fluctuations in operating results and the dependence on continued market acceptance of our current product offerings and the successful development and market acceptance of new products and product enhancements on a timely, cost effective basis. Additionally, we derive a majority of our revenue from the licensing of our Advent Office suite. We cannot be certain that Advent Office will continue to be well received by our customers. Also, we are dependent on the stability of financial markets, the maintenance of our relationship with Interactive Data, and our ability remain competitive against new and existing rivals in our market. In particular, our net revenues and operating results have varied substantially from period to period on a quarterly basis and may continue to fluctuate due to a number of factors. We typically ship our software products shortly after receipt of a signed license agreement. License backlog at the beginning of any quarter typically represents only a small portion of that quarter's expected revenues. In addition, as licenses into multi-user networked environments increase both in individual size and number, the timing and size of individual license transactions are becoming increasingly important factors in our quarterly operating results. The sales cycles for these transactions are often lengthy and unpredictable, and the ability to close large license transactions on a timely basis or at all could cause additional variability in our quarterly operating results. We also expect that our gross and operating margins may fluctuate from period to period as we continue to introduce new recurring revenue products, expand our professional services organization and associated revenue, continue to hire additional personnel and increase other expenses to support our business. We plan our expense levels based primarily on forecasted revenue levels. Because these expenses are relatively fixed in the short term, a fluctuation in revenue could lead to operating results differing from expectations.

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

     In particular, the terrorist attacks of September 11, 2001 impeded our ability to sell and deliver products and services. Further attacks could have an immediate and direct negative impact on our business and our profitability. The terrorist attacks also caused uncertainty in the financials markets upon which we and our clients depend. Increased uncertainty in the financial markets as a result of further terrorist strikes could seriously damage our business.

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

Our future success will continue to depend upon our ability to develop our products, such as the Advent Office suite, Geneva and Advent TrustedNetwork that continue to address the future needs of our target markets and to respond to emerging industry standards and practices. To take advantage of the internet, we are developing services to bring internet-based products and services to clients. We cannot assure you that there will not be disruptions in internet services which could harm our business. The internet is a public network, and data is sent over this network from many sources. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of proprietary information, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them.

    We are directing a significant amount of our product development efforts towards developing internet-based products and services. The failure to achieve widespread market acceptance of our internet-based products and services on a timely basis would adversely affect our business and operating results. The success of these developments efforts, in particular, is difficult to predict because it represents a new area of business for our entire industry. As we continue to develop new products and services, we have and will continue to enter into development agreements with information providers, clients, or other companies in order to accelerate the delivery of new products and services. There can be no assurance that we will be successful in marketing our existing products, new product or modifications of our products. Our failure to do so could adversely affect our business and operating results.

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

     Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, political disturbances and other events beyond our control.


                       CONSOLIDATED FINANCIAL STATEMENTS

                             ADVENT SOFTWARE, INC.
                          CONSOLIDATED BALANCE SHEETS


DECEMBER 31,                                                                 2001         2000
===================================================================================================
(IN THOUSANDS, EXCEPT PER SHARE DATA)
ASSETS
Current assets:
  Cash and cash equivalents                                              $  166,794     $   96,987
  Short-term marketable securities                                          121,756         55,445
  Accounts receivable, net of allowance for doubtful accounts
    and returns reserves of $4,160 at 2001 and $2,143 at 2000                49,930         35,710
  Prepaid expenses and other                                                  9,451          4,462
  Deferred income taxes                                                      10,935          3,259
                                                                       -------------  -------------
    Total current assets                                                    358,866        195,863
                                                                       -------------  -------------
Property and equipment, net                                                  26,090         22,351
Other assets, net                                                            68,719         27,487
                                                                       -------------  -------------
    Total assets                                                         $  453,675     $  245,701
                                                                       =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                       $    2,408     $      855
  Accrued liabilities                                                        13,520         10,224
  Deferred revenues                                                          25,907         21,078
  Income taxes payable                                                        5,767          2,712
                                                                       -------------  -------------
    Total current liabilities                                                47,602         34,869
                                                                       -------------  -------------
Long-term liabilities:
  Other liabilities                                                           1,684          1,231
                                                                       -------------  -------------
    Total liabilities                                                        49,286         36,100
                                                                       -------------  -------------

  Commitments and Contingencies (Note 6)

Stockholders' equity:
  Preferred stock, $0.01 par value
    Authorized: 2,000 shares
    Issued and outstanding: none                                                  -              -

    Authorized: 120,000 shares
    Issued and outstanding: 34,043 shares at 2001
      and 30,498 shares at 2000                                                 342            305
  Additional paid-in capital                                                317,548        154,070
  Retained earnings                                                          86,621         55,156
  Cumulative other comprehensive income (loss)                                 (122)            70
                                                                       -------------  -------------
    Total stockholders' equity                                              404,389        209,601
                                                                       -------------  -------------
    Total liabilities and stockholders' equity                           $  453,675     $  245,701
                                                                       =============  =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



                             ADVENT SOFTWARE, INC.
           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME


YEAR ENDED DECEMBER 31,                                     2001          2000           1999
=================================================================================================
(IN THOUSANDS, EXCEPT PER SHARE DATA)

REVENUES:
  License and development fees                           $  83,587      $  66,063      $  49,270
  Maintenance and other recurring                           67,699         50,121         38,239
  Professional services and other                           18,929         18,747         14,051
                                                       ------------   ------------   ------------
    Net revenues                                           170,215        134,931        101,560
                                                       ------------   ------------   ------------

COST OF REVENUES:
  License and development fees                               6,497          5,330          3,602
  Maintenance and other recurring                           16,955         13,482         10,431
  Professional services and other                            6,190          6,112          5,292
                                                       ------------   ------------   ------------
    Total cost of revenues                                  29,642         24,924         19,325
                                                       ------------   ------------   ------------
      Gross margin                                         140,573        110,007         82,235
                                                       ------------   ------------   ------------

OPERATING EXPENSES:
  Sales and marketing                                       52,229         42,591         32,216
  Product development                                       27,426         21,604         16,770
  General and administrative                                14,824         12,002          9,883
  Amortization of intangibles                                4,694          1,528          1,533
                                                       ------------   ------------   ------------
    Total operating expenses                                99,173         77,725         60,402
                                                       ------------   ------------   ------------
      Income from operations                                41,400         32,282         21,833
  Interest and other income, net                             6,273          6,768          4,596
                                                       ------------   ------------   ------------
      Income before income taxes                            47,673         39,050         26,429
  Provision for income taxes                                16,208         13,276          8,986
                                                       ------------   ------------   ------------
      Net income                                         $  31,465      $  25,774      $  17,443
                                                       ------------   ------------   ------------

  Other comprehensive income (loss), net of tax
      Unrealized gain (loss) on marketable securities,
         net of reclassification adjustment                   (196)           179              -
      Foreign currency translations adjustment                   4           (134)            25
                                                       ------------   ------------   ------------
      Comprehensive income                               $  31,273      $  25,819      $  17,468
                                                       ============   ============   ============

NET INCOME PER SHARE DATA
DILUTED
Net income per share                                     $    0.89      $    0.75      $    0.58
Shares used in per share calculations                       35,383         34,237         30,324

BASIC
Net income per share                                     $    0.98      $    0.86      $    0.64
Shares used in per share calculations                       32,148         29,992         27,072


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.




                             ADVENT SOFTWARE, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                                                         Cumulative
                                                             Common Stock     Additional                   Other
                                                          -----------------    Paid-in      Retained    Comprehensive    Total
                                                           Shares   Amount     Capital      Earnings    Income (Loss)    Equity
----------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)
Balances, December 31, 1998                                24,627   $  246     $  47,990    $ 11,939    $          -    $  60,175

Exercise of stock options                                     921        9         5,256                                    5,265
Tax benefit from exercise of stock options                                         6,040                                    6,040
Common stock issued in Secondary offering, net              3,600       36        70,202                                   70,238
Common stock issued under employee stock purchase plan        102        1         1,472                                    1,473
Translation adjustment                                                                                            25           25
Net income                                                                                    17,443                       17,443
                                                      ----------------------------------------------------------------------------

Balances, December 31, 1999                                29,250      292       130,960      29,382              25      160,659

Exercise of stock options                                   1,174       12        10,339                                   10,351
Tax benefit from exercise of stock options                                        10,435                                   10,435
Common stock issued under employee stock purchase plan         74        1         2,200                                    2,201
Stock-based compensation                                                             136                                      136
Unrealized gain (loss) on marketable securities,
    net of tax and reclassification adjustment                                                                   179          179
Translation adjustment                                                                                          (134)        (134)
Net income                                                                                    25,774                       25,774
                                                      ----------------------------------------------------------------------------

Balances, December 31, 2000                                30,498      305       154,070      55,156              70      209,601

Exercise of stock options                                   1,356       13        15,408                                   15,421
Tax benefit from exercise of stock options                                        16,807                                   16,807
Common stock issued under employee stock purchase plan         69        2         2,907                                    2,909
Stock-based compensation                                                             148                                      148
Common stock issued in Secondary offering, net              2,550       26       138,014                                  138,040
Common stock repurchased and retired                         (430)      (4)      (14,806)                                 (14,810)
Warrant                                                                            5,000                                    5,000
Unrealized gain (loss) on marketable securities,
    net of tax and reclassification adjustment                                                                  (196)        (196)
Translation adjustment                                                                                             4            4
Net income                                                                                    31,465                       31,465
                                                      ----------------------------------------------------------------------------

Balances, December 31, 2001                                34,043   $  342     $ 317,548    $ 86,621   $       (122)    $ 404,389
                                                      ============================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



                              ADVENT SOFTWARE, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,                                                        2001       2000         1999
===============================================================================================================
(IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                               $   31,465   $   25,774   $   17,443
 Adjustments to reconcile net income to net cash
 provided by operating activities:
   Tax benefit from exercise of stock options                                 16,807       10,435        6,040
   Depreciation and amortization                                              10,434        6,161        4,578
   Provision for doubtful accounts and returns reserves                        5,040        2,647        3,020
   Other-than-temporary loss on investments                                    2,000          497            -
   Deferred rent                                                                 453          407          287
   Non-cash stock compensation                                                   148          136            -
   Deferred income taxes                                                      (6,009)         (49)      (2,728)
   Loss on disposal of assets                                                     23           29            -
   Cash provided by (used in) operating assets and liabilities:
    Accounts receivable                                                      (17,410)     (13,011)     (11,020)
    Prepaid and other assets                                                  (5,616)      (2,997)     (10,550)
    Accounts payable                                                            (432)        (316)        (608)
    Accrued liabilities                                                          933        2,317        1,692
    Deferred revenues                                                          2,364        3,885        2,718
    Income taxes payable                                                       2,799         (653)        (596)
                                                                          ----------   ----------   ----------
      Net cash provided by operating activities                               42,999       35,262       10,276
                                                                          ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Net cash used in acquisitions, net of cash acquired                         (30,113)           -            -
 Purchases of short-term marketable securities                              (198,779)     (52,690)     (52,558)
 Sales and maturities of short-term marketable securities                    132,264       52,235        5,429
 Acquisition of fixed assets                                                  (9,109)     (10,372)      (8,276)
 Purchase of other investments                                               (13,992)      (4,250)      (3,160)
                                                                          ----------   ----------   ----------
      Net cash used in investing activities                                 (119,729)     (15,077)     (58,565)
                                                                          ----------   ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from exercise of stock options                                      15,421       10,351        5,294
 Proceeds from issuance of warrant                                             5,000            -            -
 Common stock repurchase                                                     (14,810)           -            -
 Proceeds from issuance of common stock                                      148,539        2,201       75,919
 Costs from issuance of common stock                                          (7,590)           -       (4,237)
                                                                          ----------   ----------   ----------
      Net cash provided by financing activities                              146,560       12,552       76,976
                                                                          ----------   ----------   ----------
      Effect of exchange rate changes on cash and short-term investments         (23)         (65)          26
                                                                          ----------   ----------   ----------
Net increase in cash and cash equivalents                                     69,807       32,672       28,713
Cash and cash equivalents at beginning of year                                96,987       64,315       35,602
                                                                          ----------   ----------   ----------
Cash and cash equivalents at end of year                                  $  166,794   $   96,987   $   64,315
                                                                          ==========   ==========   ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid for income taxes during year                                   $    1,988   $    3,455   $    5,399
 Unrealized gain (loss) on marketable securities, net of tax              $     (196)  $      179   $        -


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS We provide stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission-critical functions of the front, middle and back offices of investment management organizations. Our clients vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, foundations, universities and non-profit organizations.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Advent and its wholly-owned subsidiaries. All intercompany transactions and amounts have been eliminated.

FOREIGN CURRENCY TRANSLATION The functional currency of our foreign subsidiaries is their local currencies. All assets and liabilities denominated in foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at average rate of exchange during the period.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS The amounts reported for cash equivalents, marketable securities, receivables, and accounts payable are considered to approximate their market values based on comparable market information available at the respective balance sheet dates and their short-term nature.

CASH AND CASH EQUIVALENTS Cash equivalents are comprised of highly liquid investments purchased with an original maturity of 90 days or less. These securities are maintained with major financial institutions.

MARKETABLE SECURITIES All of our marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of any related tax effect, reported in accumulated components of comprehensive income (loss) in stockholders' equity in the accompanying consolidated financial statements. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest and other income, net, in the accompanying consolidated statements of income and comprehensive income.

INVESTMENTS Investments, included in other assets, consist of nonmarketable investments in private companies, which are carried at the lower of cost or net realizable value. Our investments in privately held companies are considered impaired when a review of the investee's operations and other indicators of impairment indicate that the carrying value of the investment is not likely to be recoverable. Such indicators include, but are not limited to, limited capital resources, limited prospects of receiving additional financing, and prospects for liquidity of the related securities. Impaired investments in privately held companies are written down to estimated fair value, which is the amount we believe is recoverable from our investment.

PRODUCT DEVELOPMENT Research and development expenses consist primarily of salary, benefits, and contractors fees for our development and technical support staff, and other costs associated with the enhancements of existing products and services and development of new products and services. Costs incurred for software development prior to technological feasibility are expensed as product development costs in the period incurred. Once the point of technological feasibility is reached, development costs are capitalized until the product is available for general release. Capitalized costs are then amortized straight-line over the estimated useful life or on the ratio of current revenue to the total projected product revenue, whichever is greater. To date, the period between achieving technology feasibility, which we define as the establishment of a working model and typically occurs when beta testing commences, and the general availability of such software has been short. As such, software development costs qualifying for capitalization have been insignificant and therefore no costs have been capitalized to date.

CAPITALIZATION OF INTERNAL USE SOFTWARE Costs incurred for web site design, creation and maintenance of content, graphics and user interface are expensed as incurred. Costs for development of internal use software are capitalized and amortized over their estimated useful lives ranging from two to four years. Costs of approximately $836,000 and $877,000 related to development of internal use software were capitalized in 2001 and 2000, respectively. No costs were capitalized in 1999.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost, less accumulated depreciation and amortization. We calculate depreciation and amortization using the straight-line method over the assets' estimated useful lives. Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life of the assets or the remaining lease term. The cost and related accumulated depreciation applicable to property and equipment sold or no longer in service are eliminated from the accounts and any gains or losses are included in operations. Useful lives by principal classifications are as follows:

                  Office equipment                 5 years
                  Computers and software           5 years
                  Leasehold improvements           3 - 11 years

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred.

ACCOUNTING FOR INTANGIBLE ASSETS Intangible assets are stated at cost less amortization and include goodwill, completed technology and non-compete and distribution agreements. Goodwill is the excess of cost over fair value of the net assets acquired. Goodwill from acquisitions subsequent to June 30, 2001 has not been amortized. Prior to July 1, 2001, goodwill and other intangibles were amortized through December 31, 2001 on a straight line basis over the estimated periods of benefit, as follows:

                  Goodwill                         4 to 7 years
                  Completed technology             3 to 5 years
                  Agreements                       5  years
                  Customer base and tradename      5 to 7 years


ACCOUNTING FOR LONG-LIVED ASSETS We review property, equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the assets' carrying amount to their expected future undiscounted net cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its expected future discounted cash flow.

REVENUE RECOGNITION We license application software products and offer annual maintenance programs which provide for technical support and updates to our software products. We offer professional services that primarily include consulting, implementation management, integration management, custom report writing and training. We offer other recurring revenue products and services that are subscription-based and transaction-based that primarily include interfacing and downloading of securities information from third party providers. Development agreements provide for the development of technologies and products that are expected to become part of our product or product offerings in the future.

We recognize revenue from software licenses when persuasive evidence of an arrangement exists which is evidenced by a signed agreement, the product has been delivered F.O.B shipping point, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured. Sales through our distributor are evidenced by a master agreement governing the relationship together with binding order forms and signed contracts from the distributor's customers. Our arrangements do not generally include acceptance provisions yet if acceptance provisions are provided delivery occurs upon acceptance. Our arrangements for sale of software licenses are sold with maintenance and, often times, professional services and other products and services. We allocate revenue to delivered components, normally the license component, of the arrangement using the residual value method based on objective evidence of the fair value of the undelivered elements, which is specific to us. Fair values for the maintenance service for our software licenses are generally based upon renewal rates stated in the contracts. Fair value for the professional services and other products and services is based upon separate sales by us of these services to other customers. We recognize revenue for maintenance services ratably over the contract term. Our professional services are generally billed based on hourly rates, and we recognize revenue as these services are performed. Subscription-based revenues are recognized ratably over the period of the contract. Transaction-based revenues are generally recognized when the transactions occur. Revenues for development agreements are recognized using the percentage-of-completion method of accounting based on costs incurred to date compared with the estimated cost of completion. We analyze specific accounts receivable, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. We also analyze customer demand and acceptance of our product and historical returns when evaluating the adequacy of the allowance for sales returns, which are not generally provided to our customers.

ADVERTISING COSTS We expense advertising costs as incurred. Total advertising expenses were approximately $73,000, $77,000 and $173,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

STOCK-BASED COMPENSATION We use the intrinsic value-based method to account for all of our stock-based employee compensation plans. We are required to disclose the pro forma effects on operating results as if we had elected to use the fair value approach to account for all our stock-based employee compensation plans (See Note 9). Stock-based compensation for non-employees is based on the fair value of the related stock or options.

INCOME TAXES We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of events that have been recognized in the financial statements or tax returns for temporary differences between the tax basis of the assets and liabilities and their reported amounts. A valuation allowance is then established to reduce the net deferred tax asset if it is more likely than not that the related tax benefit will not be realized.

NET INCOME PER SHARE Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for that period. Diluted net income per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential shares consist of incremental common shares issuable upon exercise of stock options and warrants and conversion of preferred stock (none outstanding) for all periods. All share and per-share data presented reflect the three-for-two stock split effective July 1999 and the two-for-one stock split effective February 2000 (See Note 8).

COMPREHENSIVE INCOME(LOSS) Comprehensive income (loss) consists of net income, net unrealized foreign currency translation adjustment and net unrealized gains or losses on available-for-sale marketable securities and is presented in the consolidated statements of stockholders' equity and comprehensive income (loss). Our total comprehensive income includes a reclassification adjustment for net realized gains included in net income of $175,000 and a tax benefit related to the components of other comprehensive income of $63,000.

SEGMENT INFORMATION We have determined that we have a single reportable segment consisting of the development, marketing and sale of stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission critical functions of investment management organizations. Management uses one measurement of profitability and does not disaggregate its business for internal reporting. No country or region outside the United States accounted for more than 10% of our total revenue for years ended December 31, 2001, 2000, and 1999. No one customer accounted for more than 10% of our total revenue for years ended December 31, 2001, 2000, and 1999.

CERTAIN RISKS AND CONCENTRATIONS Our product revenues are concentrated in the computer software industry, which is highly competitive and rapidly changing. Significant technological changes in the industry or customer requirements, or the emergence of competitive products with new capabilities or technologies could adversely affect operating results. Additional, we derive a majority of our revenues from licensing our application Axys and its related suite of applications, and therefore its market acceptance is essential to our success.

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

With respect to accounts receivable, we perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain reserves for potential credit losses on customer accounts when deemed necessary. At December 31, 2001 and 2000, no customer accounted for more than 10% of accounts receivable or 10% of revenues for the years then ended.

RECLASSIFICATIONS Certain prior year amounts have been reclassified to the current year presentation.

    NEW ACCOUNTING PRONOUNCEMENTS In June 2001, the Financial Accounting Standards Board (FASB or the "Board") issued Statement of Financial Accounting Standards No. 141 (SFAS 141), BUSINESS COMBINATIONS, and No. 142 (SFAS 142), GOODWILL AND OTHER INTANGIBLE ASSETS, collectively referred to as the "Standards". SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, BUSINESS COMBINATIONS. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142 we reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, INTANGIBLE ASSETS, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

    We will adopt the provisions of SFAS 142 in our first quarter ended March 31, 2002. We are in the process of preparing for our adoption of SFAS 142 and are making the determinations as to what our reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. In connection with the adoption of SFAS 142, we are required to reclassify goodwill balances to various intangible asset classifications if deemed necessary under the guidance, which is not expected to be significant. We expect that we will no longer record $1.2 million of amortization relating to our existing goodwill and indefinite-lived intangibles. We will also be required to evaluate the useful lives assigned to our intangible assets.

    SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. We expect to complete that first step of the goodwill impairment test during the second quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of our fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter 2002. We have not yet determined what effect these impairment tests will have on our financial position or results of operations.

     In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. This Statement also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of SFAS 144 are required to be adopted during our fiscal year beginning January 1, 2002, however early adoption is acceptable. We are currently in the process of evaluating the potential impact the adoption of SFAS 144 will have on our consolidated financial position or results of operations.

     In November 2001, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 01-09, "Accounting for Consideration Given by a Vendor to a customer or a Reseller of a Vendor's Products" which is a codification of EITF 00-14, 00-22, and 00-25. This issue presumes consideration from a vendor to a customer or reseller of a vendor's products to be reduction of the selling prices of a vendor's products and, therefore, should be characterized as a reduction in revenue when recognized in the vendor's income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit's fair value can be established. This issue should be applied no later than in annual or interim financial statements for periods beginning after December 15, 2001, which is our first quarter ended March 31, 2002. Upon adoption we are required to reclassify all prior period amounts to conform to the current period presentation. We have evaluated the effect on our financial statements and believe that the adoption will not have a significant effect on our financial position or results of operations.

     In November 2001, the FASB EITF reached a consensus to issue a FASB Staff Announcement Topic No. D-103, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred" which clarifies that that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement. This staff announcement should be applied in financial reporting periods beginning after December 15, 2001. Upon application of this staff announcement, comparative financial statements for prior periods should be reclassified to comply with the guidance in this staff announcement. We have evaluated the effect on our financial statements and believe that adoption will not have a significant effect on our financial position or results of operations.


     2. MARKETABLE SECURITIES

     At December 31, 2001, marketable securities are summarized as follows (in thousands):



                                                                           Gross          Gross
                                                     Amortized           Unrealized     Unrealized     Aggregate
                                                        Cost               Gains          Losses      Fair Value

Corporate debt securities and commercial paper      $   140,360         $       109     $     (214)   $   140,255
U.S. government debt securities                          36,108                  30            (48)        36,090
Municipal debt securities                                27,945                 110            (13)        28,042
                                                   ---------------------------------------------------------------
  Total                                             $   204,413         $       249     $     (275)   $   204,387
                                                   ===============================================================

Reported as:
Cash and cash equivalents                                                               $   82,631
Short-term marketable securities                                                           121,756
                                                                                       ------------
Total                                                                                   $  204,387
                                                                                       ============


The following table summarizes maturities of marketable debt securities at December 31, 2001:

                                     Amortized            Aggregate
                                       Cost               Fair Value
Less than one year                  $   115,310          $    115,285
Due in 1 - 2 years                       89,103                89,102
                                   -----------------------------------
  Total                             $   204,413          $    204,387
                                   ===================================


     At December 31, 2001, all marketable debt securities had scheduled original maturities of less than 3 years. Marketable debt securities totaling $83 million have maturities of less than 3 months and are classified as cash and cash equivalents. The remaining is included in short-term marketable securities.

     Gross realized gains on sales of marketable debt securities were $587,000 in 2001. There were no gross realized gains on marketable debt securities in 2000 or 1999. There were no gross realized losses on sales of marketable debt securities in 2001, 2000, and 1999.

     At December 31, 2000, marketable securities are summarized as follows (in thousands):


                                                                            Gross          Gross
                                                      Amortized           Unrealized     Unrealized       Aggregate
                                                         Cost               Gains          Losses         Fair Value

Corporate debt securities and commercial paper       $    41,353         $        80    $        (9)     $     41,424
U.S. government debt securities                           18,292                  46                           18,338
Municipal debt securities                                 71,510                  62                           71,572
                                                    ------------------------------------------------------------------
  Total                                              $   131,155         $       188    $        (9)     $    131,334
                                                    ==================================================================

Reported as:
Cash and cash equivalents                                                               $    75,889
Short-term marketable securities                                                             55,445
                                                                                       -------------
  Total                                                                                 $   131,334
                                                                                       =============


     3. ACQUISITIONS AND INVESTMENTS

       On January 31, 2001, we acquired all outstanding equity of Rex Development Partners, L.P., a limited partnership, for approximately $8.6 million in cash and acquisition costs. This business combination was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date. Rex Development Partners, L.P. was formed to accelerate the development of technology incorporated in our Rex service. This purchase provides us with core technologies which will be used in Advent TrustedNetwork.

       The allocation of the purchase price for Rex Development Partners, L.P. was based on the estimated fair value of the net assets of $100,000 at the acquisition date (consisting of current assets of $1.0 million and current liabilities of $900,000), and acquired technologies of $8.5 million. The acquired intangible is included in Other assets, net on our Consolidated Balance Sheet.

       In April 2001, we acquired all of the outstanding common stock of NPO Solutions, Inc. ("NPO"), a privately held provider of integrated computer software solutions for nonprofit organizations based in Loudon, New Hampshire, through our wholly-owned subsidiary MicroEdge, Inc. The total purchase price was $8.1 million, with an additional $1.5 million potentially to be distributed to NPO stockholders if NPO meets certain milestones. The purchase price consisted of $6.8 million of cash as well as $1.3 million in net liabilities assumed and acquisition related expenses. This business combination was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date.

       The allocation of the purchase price of NPO was based on the estimated fair value of the net liabilities of approximately $1.3 million at the acquisition date (consisting of current assets of $700,000; property, plant and equipment of $160,000; and current liabilities of $2.2 million), goodwill of $2.8 million, and other intangibles primarily consisting of customer base and acquired technologies of $5.3 million. The goodwill and other intangibles are included in Other assets, net on our Consolidated Balance Sheet. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

       In April 2001, we joined with Accenture, Microsoft, Inc., Compaq Computer Corp., and the Bank of New York to create Encompys, an independent company that is developing an internet-based straight-through-processing solution for the global asset management community. We invested $8.8 million to help form this new business venture, which is carried at the lower of cost or net realizable value in Other assets, net on our Consolidated Balance Sheet.

       In November 2001, we acquired certain assets of ManagerLink.com for a total purchase price of $2.9 million, consisting of $1.5 million in cash as well as $1.4 in net liabilities assumed and acquisition related expenses. This transaction was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date. ManagerLink.com is located in Cleveland, Ohio and provides consolidated portfolio reporting tools to CPA's, family offices, and other firms. We acquired ManagerLink.com at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities resulting in goodwill of $1.5 million in order to further increase our deployment of Advent TrustedNetwork.

       The preliminary allocation of the purchase price for ManagerLink.com was based on the estimated fair value of the net liabilities of $1.4 million at the acquisition date (consisting of current assets of $22,000; property, plant and equipment of $156,000; and current liabilities of $1.6 million), goodwill of $1.5 million (deductible for tax purposes), and other intangibles consisting of acquired technology and trade name of $1.4 million which have a weighted average amortization period of 5 years. The goodwill and other intangibles are included in Other assets, net on our Consolidated Balance Sheet. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

       In November 2001, we acquired all of the common stock of our Scandinavian distributors' operations located in Norway, Sweden, and Denmark for a total purchase price of approximately $15.4 million, of which $13.5 was paid in cash as well as $1.9 million in assumed liabilities and acquisition related expenses. In addition, we are required to pay 50% of operating margins that exceed 20% for the two years after the acquisition. These transactions were accounted for as purchases and the results of operations are included in our consolidated financial statements beginning on the acquisition date. We acquired our Scandinavian distributors' operations at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities resulting in goodwill of $7.3 million in order to expand control over European channels for our products and services.

       The preliminary allocation of the purchase price for our Scandinavian distributor was based on the estimated fair value of the net liabilities of $1.9 million at the acquisition date (consisting of current assets of $2.2 million; property, plant and equipment of $109,000; and current liabilities of $4.2 million), goodwill of $7.3 million (not deductible for tax purposes), and other intangibles consisting of licensing agreements and acquired technology of $8.1 million which have a weighted average amortization period of approximately 5 years. The goodwill and other intangibles are included in Other assets, net on our Consolidated Balance Sheet. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

     Proforma consolidated information showing our acquisitions as if they had occurred on January 1, 2001 and 2000 consolidated with our results of operations for 2001 or 2000 are not material; accordingly, we have not presented them.


     4. BALANCE SHEET DETAIL

    The following is a summary of fixed assets:


December 31,                               2001          2000
-------------------------------------------------------------------
(IN THOUSANDS)

Computer equipment                       $  23,176     $  16,773
Leasehold improvements                      17,787        16,048
Furniture and fixtures                       2,809         2,156
Telephone system                             1,325         1,230
Internet infrastructure                      1,712           877
                                         -----------------------
                                            46,809        37,084
Accumulated depreciation                   (20,719)      (14,733)
                                         -----------------------
Total fixed assets, net                  $  26,090     $  22,351
                                         =======================

Depreciation expense was approximately $5,740,000, $4,633,000 and $3,045,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

     The following is a summary of other assets:



December 31,                                                  2001           2000
---------------------------------------------------------------------------------------
(IN THOUSANDS)
Long term investments                                      $    17,905    $    6,913
Goodwill, net of accumulated amortization
  of $3,296 in 2001 and $2,307 in 2000                          12,650         3,279
Notes receivable (interest rate of 8%)                           3,087           927
Other intangibles, net of accumulated amortization
  of $4,718 in 2001 and $1,077 in 2000                          21,675           943
Deposits and other                                               1,050           951
Long term prepaids                                               9,205         9,731
Deferred taxes                                                   3,147         4,743
                                                          -----------------------------
Total other assets, net                                    $    68,719    $   27,487
                                                          =============================


     Amortization expense was approximately $4,694,000, $1,528,000, and $1,533,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

     We have certain other minority investments in private companies, including an investment in equity securities for a certain customer at December 31, 2001. This customer comprised $2.5 million in revenue for the year ended December 31, 2001 and $41,000 in accounts receivable at December 31, 2001. These investments are included in Other assets, net on our Consolidated Balance Sheets and are carried at cost.


    The following is a summary of accrued liabilities:


December 31,                                2001        2000
---------------------------------------------------------------
(IN THOUSANDS)
Salaries and benefits payable            $  7,094    $  4,758
Commissions payable                         1,821       1,687
Sales taxes payable                         2,073       1,608
Other                                       2,532       2,171
                                        -----------------------
Total accrued liabilities                $ 13,520    $ 10,224
                                        =======================


     5. INCOME TAXES

     The components of the income tax provision include:


Year ended December 31,                    2001            2000         1999
--------------------------------------------------------------------------------
(IN THOUSANDS)

Current
   Federal                               $  16,497       $  11,768    $  9,585
   State                                     5,736           1,474       2,129
   Foreign                                     (16)             83           -
Deferred
   Federal                                  (2,135)           (149)     (1,471)
   State                                    (3,874)            100      (1,257)
                                        ----------------------------------------
       Total                             $  16,208       $  13,276    $  8,986
                                        ========================================

    The effective income tax rate on earnings differed from the United States statutory tax rate as follows:

 Year ended December 31,                        2001         2000         1999
--------------------------------------------------------------------------------

 Statutory federal rate                         35.0%        35.0%        35.0%
 State taxes                                     2.5          2.6          3.3
 Research and development tax credits           (2.3)        (2.6)        (1.9)
 Other (net)                                    (1.2)        (1.0)        (2.4)
                                        ----------------------------------------
           Total                                34.0%        34.0%        34.0%
                                        ========================================


    We have not made any provision for U.S. federal and state income taxes related to approximately $1.4 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practical to determine the income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:


As of December 31,                                2001       2000
---------------------------------------------------------------------
(IN THOUSANDS)

Current:
   Deferred revenue                            $     320   $     287
   Accrued liabilities                             1,969         921
   Reserves                                        2,870       1,500
   State taxes                                       946         227
   Credits                                         4,830         324
                                             ------------------------
                                                  10,935       3,259
                                             ------------------------

Noncurrent:
   Depreciation and amortization                   2,387       4,215
   Deferred rent                                     706         528
   Other                                              54           -
                                             ------------------------
                                                   3,147       4,743
                                             ------------------------
       Total deferred tax assets               $  14,082   $   8,002
                                             ========================


     6. COMMITMENTS AND CONTINGENCIES

     We lease office space and equipment under noncancelable operating lease agreements, which expire at various dates through September 2011. Some operating leases contain escalation provisions for adjustments in the consumer price index. We are responsible for maintenance, insurance, and property taxes and have five-year extension options on our primary facility leases. Future minimum payments under the noncancelable operating leases consist of the following at December 31, 2001 (in thousands):

                                   2002         $   7,079
                                   2003             7,414
                                   2004             7,896
                                   2005             7,927
                                   2006             5,991
                             Thereafter            17,886
                                               -----------
           Total minimum lease payments         $  54,193
                                               ===========


     Rent expense for 2001, 2000, and 1999 was approximately $6,447,000, $4,937,000, and $3,948,000, respectively, net of sub-rental income of $133,000, 28,000, and 28,000 in 2001, 2000, and 1999, respectively.

     A European distributor and its subsidiaries that operate in certain European locations have the exclusive right to sell our software in the European Union, excluding certain locations, until July 1, 2004 subject to achieving certain revenue levels. During this period the distributor also has the contingent right to require us to purchase any one or any group of their subsidiaries. Our requirement to purchase is contingent upon the distributor achieving specified operating margins greater than 20% and specified customer satisfaction criteria. The purchase price would be two times the preceding twelve months total revenue of the purchased subsidiaries plus potential additional consideration equal to 50% of operating margins greater than 20% that are achieved in the two years subsequent to our acquisition. As of December 31, 2001, none of this distributor's subsidiaries have met the criteria which could trigger this contingent right. In addition, Advent has the right to purchase any one or any group of the distributor's subsidiaries under certain conditions. In the event these rights are exercised by Advent or the distributor, the purchase of these subsidiaries would principally result in an increase in intangible assets, goodwill and amortization of intangible assets.

     On November 8, 2001, Charles Schwab & Co, Inc. ("Schwab") filed suit against us alleging claims for declaratory relief, anticipatory breach of contract and breach of the covenant of good faith and fair dealing, arising from our intention to cease maintenance of an existing software interface that allows institutional investment customers to download data received from Schwab's systems into our software product used by the investment customers. We intended to cease maintenance of the existing interface and to transition to a new, and what we believe to be improved, software interface (the "Advent Custodial Data" or "ACD" system). On December 11, 2001, Schwab filed a motion for preliminary injunction seeking to enjoin us from ceasing maintenance of the existing interface. On December 17, 2001, we filed a motion to dismiss the action and compel arbitration of the suit. On December 24, 2001, we filed a demurrer to Schwab's complaint, challenging the sufficiency of the allegations in Schwab's complaint. On January 11, 2002, the court signed an order granting Schwab's motion for preliminary injunction and denying our request for arbitration. On January 28, 2002, the court overruled our demurrer to Schwab's complaint and directed Schwab to answer the complaint. The parties are currently investigating potential avenues of resolution, and we continue to evaluate the merits of Schwab's claims and our defenses. At this time it is too early to estimate any potential losses from this action and whether this action may have a material impact to our results of operations.

     We are subject to other legal proceedings, claims and litigation arising in the ordinary course of business. We do not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.


     7. EMPLOYEE BENEFIT PLANS

     401(K) PLAN

     We have a 401(k) deferred savings plan covering substantially all employees. Employee contributions, limited to 15% of compensation up to $10,500, are matched 50% by us, up to 6% of employee compensation for the years ended December 31, 2001 and 2000 and up to a maximum of $500 per employee for 1999. Matching contributions by us in 2001, 2000, and 1999 were approximately $1,341,000, $1,045,000 and $157,000, respectively. In addition to the employer matching contribution, we may make profit sharing contributions at the discretion of the Board of Directors. We made profit sharing contributions of approximately $472,000, $374,000 and $218,000 in 2001, 2000, and 1999,
respectively.

     1995 EMPLOYEE STOCK PURCHASE PLAN

     All individuals employed by Advent are eligible to participate in the Employee Stock Purchase Plan ("Purchase Plan") if Advent employs them for at least 20 hours per week and at least five months per year. The Purchase Plan permits eligible employees to purchase our Common Stock through payroll deductions at a price equal to 85% of the lower of the closing sale price for our Common Stock reported on the NASDAQ National Market at the beginning and the end of each six-month offering period. In any calendar year, eligible employees can withhold up to 10% of their salary and certain variable compensation. A total of 900,000 shares of Common Stock have been reserved for issuance under the Purchase Plan of which approximately 632,000 shares have been issued. Approximately 69,000, 74,000, and 102,000 shares were issued through the Purchase Plan at prices of $42.09, $29.59 and $35.80, in 2001, 2000, and 1999,
respectively.


     8. NET INCOME PER SHARE


Year ended December 31,                                                 2001                   2000              1999
---------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)

Net income                                                       $        31,465        $        25,774     $        17,443

Reconciliation of shares used in basic and diluted per share calculations

BASIC

Shares used in basic net income per share calculation                     32,148                 29,992              27,072
                                                                 ----------------       ----------------    ---------------
Basic net income per share                                       $          0.98        $          0.86     $          0.64
                                                                 ================       ================    ===============
DILUTED

Weighted average common shares outstanding                               32,1482                  9,992              27,072

Dilutive effect of stock options and warrants                              3,235                  4,245               3,252
                                                                 ----------------       ----------------    ---------------
Shares used in diluted net income per share calculation                   35,383                 34,237              30,324
                                                                 ----------------       ----------------    ---------------
Diluted net income per share                                     $          0.89        $          0.75     $          0.58
                                                                 ================       ================    ===============
Options outstanding at December 31, 2001, 2000 & 1999
  not included in computation of diluted EPS because
  the exercise price was greater than the average market
  price                                                                      895                    113                 107

Price range of options not used in diluted EPS calculation       $52.50 - $60.38        $56.88 - $60.38     $25.56 - $28.31


     9. STOCKHOLDERS' EQUITY

SECONDARY OFFERINGS

         In June 1999, we completed a secondary public offering of 3.9 million shares of Common Stock at an offering price of $20.688 per share, excluding offering costs. Of the 3.9 million shares of Common Stock offered, 300,000 shares were sold by a selling stockholder. The net proceeds of the offering to us were $70.2 million.

     In August 2001, we completed a secondary public offering of 2,750,000 shares of common stock at $57.11 per share, excluding offering costs. Of the 2,750,000 shares offered, 200,000 were sold by a selling stockholder. The net proceeds of the offering to us were approximately $138 million.

COMMON STOCK REPURCHASE

     In September and October 2001, we repurchased and retired 430,000 shares of our own common stock under a program approved by our Board of Directors in March 2001 to repurchase up to 1,000,000 shares from time to time. We paid $14.8 million for an average of $34.44 per share.


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


WARRANT

     On March 23, 2001, we issued a fully vested non-forfeitable stock purchase warrant to purchase a total of 191,644 shares of our Common Stock to a customer from whom we had revenue of $7.1 million, $1.2 million and $200,000 in 2001, 2000, and 1999, respectively. The warrant was issued for cash consideration of $5 million, which was the estimated Black-Scholes fair value. The warrant has an exercise price of $45.375 per share, is immediately exercisable, and expires on March 23, 2006.


STOCK OPTIONS

     Under our 1992 Stock Plan ("Plan") we may grant options to purchase Common Stock to employees and consultants. Options granted may be incentive stock options or nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Plan) and the vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. The Plan expires on August 19, 2002. Unvested options on termination of employment are canceled and returned to the Plan.

     The activity under the Plan was as follows:


                                                                       Outstanding Options
                                                  ------------------------------------------------------------
                                                                                      Aggregate     Weighted
                                    Available        Number of                        Exercise       Average
                                    for Grant         Options       Price Per           Price       Price Per
                                  (In thousands)  (In thousands)      Share         (In thousands)    Share
--------------------------------------------------------------------------------------------------------------
Balances, December 31, 1998            150            5,991       $ 0.67 - 14.21     $   49,160     $   8.21

Authorized                           2,678                -              -                    -            -
Options granted                     (2,154)           2,154        15.58 - 25.56         49,495        22.98
Options exercised                        -             (898)        0.33 - 21.38         (5,097)        5.68
Options canceled                       174             (174)        1.67 - 14.21         (2,028)       11.66
                             --------------  --------------- -------------------- -------------- -------------
Balances, December 31, 1999            848            7,073         0.34 - 25.56         91,530        12.94
Authorized                             915                -                    -              -            -
Options granted                     (1,175)           1,175        40.00 - 60.38         61,730        52.54
Options exercised                        -           (1,078)        0.33 - 52.50         (9,322)        8.65
Options canceled                       374             (374)        1.67 - 60.38         (6,652)       17.79
                             ---------------------------------------------------------------------------------
Balances, December 31, 2000            962            6,796         0.33 - 60.38        137,286        20.20

Authorized                           1,021                -                    -              -            -
Options granted                     (1,239)           1,239        38.75 - 57.58         55,135        44.50
Options exercised                        -           (1,263)        0.33 - 60.38        (14,212)       11.25
Options canceled                       331             (331)        1.83 - 60.38         (7,850)       23.72
                             ---------------------------------------------------------------------------------
Balances, December 31, 2001          1,075            6,441       $ 0.33 - 60.38     $  170,359     $  26.44
                             ---------------------------------------------------------------------------------

     Options generally vest over five years, are exercisable only upon vesting, and expire in ten years. At December 31, 2001, 2000, and 1999 2,726,000, 2,607,000 and 2,295,000 options outstanding were exercisable without right of repurchase with an aggregate exercise price of $45,278,000, $30,100,000 and $18,717,000, respectively.

     Under our Plan, we have granted to certain employees of a distributor 25,000 stock options that have an exercise price of $40, vest over 5 years and have a term of 10 years. The options are subject to variable plan accounting, which requires us to re-measure compensation cost for outstanding options each reporting period based on changes in the market value of the underlying common stock until the time the options are exercised, are forfeited or expire unexercised. During the years ended December 31, 2001 and 2000, we recorded $148,000 and $136,000, respectively, of stock-based charges related to these options.

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



     The activity under the Nonstatutory Plan was as follows:


                                                                        Outstanding Options
                                                    ===================================================================
                                                                                           Aggregate        Weighted
                                      Available          Number of                         Exercise          Average
                                      for Grant          Options          Price Per         Price           Price Per
                                    (In thousands)    (In thousands)        Share       (In thousands)         Share
                                   ====================================================================================
Balances, December 31, 1998                24               276        $        12.42     $     3,423      $     12.42

Options exercised                           -               (16)                12.42            (195)           12.42
Options canceled                            9                (9)                12.42            (117)           12.42
                                    ---------         ---------        --------------     -----------      -----------
Balances, December 31, 1999                33               251                 12.42           3,111            12.42

Options granted                           (26)               26         40.00 - 56.88           1,074            41.15
Options exercised                           -               (75)                12.42            (929)           12.42
Options canceled                           12               (12)                12.42            (144)           12.42
                                    ---------         ---------        --------------     -----------      -----------
Balances, December 31, 2000                19               191         12.42 - 56.88           3,112            16.33

Options exercised                           -               (64)        12.42 - 40.00            (984)           15.28
Options canceled                           29               (29)        12.42 - 56.88            (378)           12.90
                                    ---------         ---------        --------------     -----------      -----------
Balances, December 31, 2001                48                97        $12.42 - 52.50     $     1,750      $     18.06
                                    =========         =========        ==============     ===========      ============


     Options generally vest over five years, are exercisable only upon vesting, and expire in ten years. At December 31, 2001, 2000, and 1999 12,000, 18,200 and 42,000 options under the 1998 Nonstatutory Plan were exercisable with no right of repurchase with an aggregate exercise price of $226,000, $229,000 and $521,000, respectively.

     Our 1995 Director Option Plan ("Director Plan") provides for the grant of nonstatutory stock options to our non-employee directors ("Outside Directors"). Under the Director Plan, each Outside Director is granted a non-qualified option to purchase 30,000 shares on the last to occur of the date of effectiveness of the Director Plan or the date upon which such person first becomes a director with an exercise price equal to the fair market value of our Common Stock as of the date of the grant. In subsequent years, each Outside Director is automatically granted an option to purchase 6,000 shares on December 1 with an exercise price equal to the fair value of our Common Stock on that date. Initial options granted under the Director Plan vest one-fifth of the shares on the first anniversary date of grant and the remaining shares vest ratably each month over the ensuing four years. Subsequent option grants begin to vest on the fourth anniversary of the date of grant and vest ratably each month over the next 12 month period. All Director Plan options have a ten year term.

     The activity under the Director Plan was as follows:


                                                                        Outstanding Options
                                                    -------------------------------------------------------------------
                                                                                           Aggregate        Weighted
                                      Available          Number of                         Exercise          Average
                                      for Grant          Options          Price Per         Price           Price Per
                                    (In thousands)    (In thousands)        Share       (In thousands)         Share
                                   ------------------------------------------------------------------------------------
Balances, December 31, 1998                 49               168        $6.00 - 12.92    $      1,401       $    8.34
Options granted                            (24)               24                28.31             680           28.31
                                   ------------     -------------      --------------    -------------     ------------
Balances, December 31, 1999                 25               192         6.00 - 28.31           2,081           10.84
Authorized                                 200                 -              -                   -               -
Options granted                            (24)               24                49.00           1,176           49.00
Options exercised                            -               (22)                6.00            (132)           6.00
                                   ------------     -------------      --------------    -------------     ------------
Balances, December 31, 2000                201               194         6.00 - 49.00           3,125           16.11

Options granted                            (24)               24                49.67           1,192           49.67
Options exercised                            -               (29)        6.00 - 8.33             (225)           7.77
                                   ------------     -------------      --------------    -------------     ------------
Balances, December 31, 2001                177               189        $6.00 - 49.67    $      4,091          $21.65
                                   ============     =============      ==============    =============     ============



     Options generally vest over five years (as described above), are exercisable only upon vesting, and expire in ten years. At December 31, 2001, 2000, and 1999 70,000, 75,000 and 74,000 options outstanding were exercisable with no right of repurchase with an aggregate exercise price of $542,000, $536,000 and $502,000, respectively.

     In addition to the Plan, the Directors' Plan, and the Nonstatutory Plan, we have granted options to purchase Common Stock to employees or consultants under special arrangements. These options have an exercise price of $0.34 per share. There were 14,000 of these options outstanding at December 31, 2001, 2000, and 1999 and all are fully vested at December 31, 2001.


     The options and warrant outstanding and currently exercisable by exercise price at December 31, 2001 are:


                                      Options & Warrant Outstanding                    Options and Warrant Exercisable
                           -----------------------------------------------------    ----------------------------------------
                                                 Weighted
                                                 Average
                                Number           Remaining                              Number
                              Outstanding       Contractual    Weighted Average       Exercisable         Weighted Average
Exercise Prices             (in thousands)          Life        Exercise Price       (in thousands)        Exercise Price
----------------------------------------------------------------------------------------------------------------------------
$ 0.33 - $ 2.17                     162              2.93       $        1.66                161            $        1.66
$ 6.00 - $ 9.92                   2,019              5.83                8.90              1,429                     8.93
$10.67 - $15.58                     708              6.04               12.57                429                    12.22
$21.38 - $28.31                   1,483              7.65               23.47                447                    23.10
$40.00 - $49.67                   1,591              9.13               42.09                362                    42.91
$52.50 - $60.38                     970              8.88               57.68                184                    57.49
                           -------------      ------------     ---------------       ------------          ---------------
                                  6,933              7.36       $       26.68              3,013            $       18.17
                           =============      ============     ===============       ============          ===============


     No compensation cost has been recognized for our stock option plans, except for the charges related to the options granted to employees of a distributor as described above. If compensation had been determined based on the fair value at the grant date for awards in 2001, 2000, and 1999 consistent with the provisions of SFAS No. 123, our net income and net income per share for the year ended December 31, 2001, 2000, and 1999, respectively, would have been as follows (in thousands, except per share data):

                                               2001        2000         1999
                                         ---------------------------------------
Net income - as reported                   $   31,465   $   25,774   $   17,443
Net income - pro forma                     $   18,788   $   18,956   $   11,658

PER SHARE DATA
Diluted
Net income per share - as reported         $     0.89   $     0.75   $     0.58
Net income per share - pro forma           $     0.53   $     0.55   $     0.38

Basic
Net income per share - as reported         $     0.98   $     0.86   $     0.64
Net income per share - pro forma           $     0.58   $     0.63   $     0.43

     Such pro forma disclosures may not be representative of future compensation costs because options vest over several years and additional grants are made each year.

     The weighted-average grant-date fair value of options granted were $26.32, $31.13 and $13.16 per option for the years ended December 31, 2001, 2000, and 1999, respectively.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes valuation model with the following weighted average assumptions:

                                              2001        2000         1999
                                         ---------------------------------------
Risk-free interest rate                       4.5%         6.3%         5.9%
Volatility                                   65.9         63.7         58.7
Expected life                               5 years      5 years      5 years
Expected dividends                           None         None         None
Average turnover rate                          8%          8%            8%

     The fair value for the Employee Stock Purchase Plan rights were also estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 2001, 2000, and 1999: risk-free interest rates of 3.7%, 6.3%, and 5.9%, respectively; dividend yield of 0%; volatility factors of 65.9%, 63.7%, and 58.7% for 2001, 2000, 1999, respectively; and a six-month expected life. The weighted average fair value of the ESPP rights granted in 2001, 2000, and 1999 were $19.56, $15.24 and $6.52, respectively.


     10. SUBSEQUENT EVENTS

     In February 2002, we acquired Kinexus Corporation of New York, New York. Consideration included cash of approximately $37.8 million, a warrant to purchase 165,176 shares of our Common Stock valued at $8.5 million, and assumed net liabilities and acquisition costs. The warrant was calculated using the Black-Scholes method to determine fair value, has an exercise price of $0.01 per share, is immediately exercisable, and expires on January 1, 2003. The warrant was exercised in February 2002. There is a potential additional earn-out distribution to shareholders of up to $115 million in cash and stock under a formula based on revenue and expenses. Kinexus provides internal account aggregation and manual data management services which we will use in our Advent TrustedNetwork service.

     In February 2002, our Board of Directors approved a plan to replace our 1992 Stock Option Plan which expires in August 2002. The plan will be submitted to our stockholders for approval at our annual stockholders' meeting in May 2002. No options have been granted under this plan.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Advent Software, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Advent Software, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP

San Jose, California
February 4, 2002, except for the matters discussed in Note 10, as to which the date is February 14, 2002.


                            SELECTED FINANCIAL DATA
                                  (unaudited)


SELECTED ANNUAL DATA
YEAR ENDED DECEMBER 31,                        2001           2000             1999          1998*          1997
--------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)

STATEMENT OF OPERATIONS
Net revenues                               $  170,215      $  134,931      $  101,560     $  70,998       $  48,613
Income from operations                         41,400          32,282          21,833         5,912           9,398
Net income                                     31,465          25,774          17,443         4,399           6,713

NET INCOME PER SHARE DATA
DILUTED
Net income per share                        $    0.89      $     0.75      $     0.58     $    0.17       $    0.28
Shares used in per share calculation**         35,383          34,237          30,324        26,110          24,051

BASIC
Net income per share                        $    0.98      $     0.86      $     0.64     $    0.18       $    0.30
Shares used in per share calculation**         32,148          29,992          27,072        24,198          22,563

BALANCE SHEET
Working capital                             $ 311,264      $  160,994      $  121,871     $  38,148       $  38,836
Total assets                                  453,675         245,701         191,188        87,210          59,285
Long-term liabilities                           1,684           1,231             824           537             537
Stockholders' equity                          404,389         209,601         160,659        60,175          46,493



* IN 1998, ADVENT RECOGNIZED CHARGES OF $8.4 MILLION IN CONNECTION WITH THE WRITE-OFF OF PURCHASED RESEARCH AND DEVELOPMENT AND OTHER EXPENSES.

** FOR AN EXPLANATION OF SHARES USED IN PER SHARE CALCULATIONS, SEE NOTE 1 AND
   NOTE 8 OF THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



SELECTED QUARTERLY DATA
                                              First    Second      Third      Fourth
                                             Quarter   Quarter    Quarter     Quarter
========================================================================================
(in thousands, except per share data)


2001
Net revenues                                $ 36,692   $ 41,936   $ 39,205    $ 52,382
Income from operations                         7,531     10,784      5,954      17,131
Net income                                     6,038      8,204      4,920      12,303
Net income per share - Diluted                  0.18       0.24       0.14        0.34
Net income per share - Basic                    0.20       0.26       0.15        0.36

2000
Net revenues                                $ 27,609   $ 32,677   $ 34,115    $ 40,530
Income from operations                         4,573      7,191      8,942      11,576
Net income                                     3,916      5,805      7,142       8,911
Net income per share - Diluted                  0.12       0.17       0.21        0.26
Net income per share - Basic                    0.13       0.19       0.24        0.29


PRICE RANGE OF COMMON STOCK
NASDAQ NATIONAL MARKET SYMBOL "ADVS"                            HIGH          LOW
========================================================================================

YEAR ENDED DECEMBER 31, 2001
First quarter                                                $ 58   1/8    $ 33   1/4
Second quarter                                                 67  40/43     34  15/16
Third quarter                                                  62  27/73     30  81/91
Fourth quarter                                                 55  25/51     36

YEAR ENDED DECEMBER 31, 2000
First quarter                                                $ 63   5/16   $ 30  15/16
Second quarter                                                 64   1/2      37   5/8
Third quarter                                                  75   1/2      50  15/16
Fourth quarter                                                 70  36/47     36   1/16


STOCK INFORMATION

Our Common Stock has traded on the NASDAQ National Market under the symbol ADVS since our initial public offering on November 15, 1995.

We have not paid cash dividends on our Common Stock and presently intend to continue this policy in order to retain our earnings for the development of our business.

TRANSFER AGENT & REGISTRAR

EquiServe is the Transfer Agent and Registrar of our Common Stock and maintains stockholder accounting records. Inquiries regarding lost certificates, consolidation of accounts, and changes in address, name or ownership should be addressed to:

EquiServe Trust Company N.A.
P.O. Box 43010
Providence, RI  02940
Telephone: (781) 575-3120
Internet:  http://www.equiserve.com